EXHIBIT 99.1

Notice of Meeting and Management Proxy Circular
Annual and Special Meeting of Teck Resources Limited
to be held April 21, 2020

Notice of Annual and Special Meeting of Shareholders
of Teck Resources Limited
When:	Where:
Tuesday, April 21, 2020	MacKenzie Room, Fairmont Waterfront Hotel
12:00 p.m. (local time)	900 Canada Place Way, Vancouver, BC

At the annual and special Meeting (the “Meeting”), shareholders will be asked to:
1)	receive the consolidated financial statements for the year ended December 31, 2019 and the auditor’s report thereon;
2)	elect 12 directors;
3)	appoint PricewaterhouseCoopers LLP as auditor;
4)	vote on an advisory resolution with respect to Teck’s approach to executive compensation;
5)
vote on a resolution to amend Teck’s 2010 Stock Option Plan to increase the number of Class B subordinate voting shares reserved for issuance thereunder and to ratify the grant of an aggregate of 18,000,000 stock options issued thereunder; and

6)	consider any other business that may properly come before the Meeting.
You can read about each item of business starting on page 1 of the management proxy circular (the “Circular”), which also has information on voting and about our directors, governance and compensation.
You have the right to vote if you were a Teck shareholder as of the close of business on February 28, 2020.
Your vote is important.  If you are unable to attend the Meeting, you are encouraged to vote by proxy.  To ensure your vote is counted, your proxy must be received by our transfer agent, AST Trust Company (Canada) (“AST”) by 12:00 p.m. (PDT) on Friday, April 17, 2020 (the “Proxy Deadline”).  Detailed voting instructions for registered and non-registered shareholders begins on page 5 of the Circular.
Notice-and-Access
We are using notice-and-access procedures to deliver our meeting materials to registered and beneficial shareholders. You are receiving this notice with information on how you can access the Circular electronically, along with a proxy – or, in the case of non-registered shareholders, a voting instruction form – for use in voting at the Meeting or submitting your voting instructions.  Shareholders with existing instructions on their account to receive paper material will receive paper copies of Meeting materials.
The Circular, proxy, and 2019 annual report are available on our website at www.Teck.com/reports and will remain on the website for at least one full year.  You can also access the Meeting materials, financial statements and management’s discussion and analysis under Teck’s name at www.sedar.com and www.sec.gov/edgar.
The Circular contains important information about Teck and the Meeting. We encourage you to review it prior to voting.
Requests for paper materials should be received at least 7 business days in advance of the Proxy Deadline in order to receive the meeting materials on time.
Have questions about Notice-and-Access or want to obtain free paper copies?

Registered shareholders:
Email: fulfilment@astfinancial.com
Phone: 1 888 433 6443

Non-registered shareholders:
Phone: 1 855 887 2244

Not sure if you’re a registered shareholder? See page 7 for more information.

By order of the Board of Directors,

“Amanda Robinson”

Corporate Secretary and Legal Counsel
February 28, 2020

i

Dear Shareholders:
You are invited to join us at the annual and special Meeting of shareholders of Teck Resources Limited to be held on Tuesday, April 21, 2020 at 12:00 p.m. Pacific Daylight Time in the MacKenzie Room, Fairmont Waterfront Hotel,  900 Canada Place Way, Vancouver, British Columbia.
This notice of meeting and the accompanying management proxy circular outline the business to be conducted at the meeting and provide information on the director nominees, executive compensation, and corporate governance at Teck.  We hope that you will take the time to read the circular in advance of the meeting as it provides background information that will help you exercise your right to vote.  Even if you cannot attend the meeting in person, we encourage you to vote.  Instructions on how you can exercise your voting rights are found beginning on page 7 of the circular.
If you are able to attend the meeting in person, there will be an opportunity to ask questions.

“Sheila A. Murray”	“Donald R. Lindsay”

Sheila A. Murray Chair of the Board	Donald R. Lindsay President and Chief Executive Officer

Business of the Meeting

1)	Receive Financial Statements
We will present Teck’s audited consolidated financial statements for the year ended December 31, 2019, together with the auditor’s report thereon.  The financial statements are contained in our 2019 Annual Report, which is available on Teck’s website at www.Teck.com/reports.

2)	Elect Directors
Twelve directors will be elected to serve on our board until the close of the next annual meeting or until their successors are elected or appointed.  You can find information about each of the nominated directors beginning on page 9.
The Board recommends that you vote FOR each nominated director

3)	Appointment of Auditor
The Board recommends the re-appointment of PricewaterhouseCoopers LLP as Teck’s auditor, with its remuneration to be set by the Board.
The fees paid to the auditor for the years ended December 31, 2019 and 2018 are as follows:
	2019 ($000)	2018 ($000)
Audit Services Includes services that are provided by the external auditor in connection with the audit of the financial statements and internal controls over financial reporting.	5,371	4,950
Audit Related Services Includes assurance and related services that are related to the performance of the audit and pension plan and special purpose audits.	365	340
Tax Fees Fees are for corporate and international expatriate tax services.	288	306
All Other Fees Amounts relate to a number of projects, greenhouse gas verification and sustainability assurance, as well as subscriptions to online accounting guidance and publications.	653	1,011

The independence of the external auditor is monitored by the Audit Committee as part of a robust regulatory framework, which includes requirements for rotation of the lead audit partner and the auditor’s own internal independence procedures.
The Board recommends that you vote FOR PricewaterhouseCoopers LLP

4)	Advisory Resolution on Executive Compensation
In order to provide shareholders with an opportunity to have a “say on pay”, since 2011 we have held a vote on a non-binding advisory resolution on Teck’s approach to executive compensation.
The Compensation, Talent & Technology Committee (the “Compensation Committee”) and the Board will consider the outcome of the vote as part of their ongoing review of executive compensation.
At the meeting, shareholders will vote on the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in Teck Resources Limited’s Management Proxy Circular delivered in advance of the 2020 Annual and Special Meeting of shareholders.
The results of Teck’s “say on pay” vote at the previous two annual meetings are set out below:
Year	Percentage of all shares voted in favour	Percentage of Class B subordinate shares voted in favour
2019	97.4%	93.9%
2018	97.6%	94.5%
The purpose of Teck’s executive compensation program is to attract, motivate, reward, and retain highly qualified and experienced executives, and to ensure that a significant proportion of their compensation reflects Teck’s financial performance. You can find information on our executive compensation program beginning on page 44, including details of the components, objectives, and administration of the program.

The Board recommends that you vote FOR the advisory resolution to accept our approach to executive compensation

5)	Amendment of Stock Option Plan
Teck’s 2010 Stock Option Plan (the “2010 Plan”) provides for the issuance of a fixed number of up to 28,000,000 Class B subordinate voting Shares pursuant to stock options issued under the 2010 Plan to full-time employees of the Corporate or a subsidiary.  This represents approximately 5.19% of the issued and outstanding Class B subordinate voting shares as at the Record Date on a non-diluted basis.  The Board believes that the granting of awards under the 2010 Plan is an important part of Teck’s compensation program that helps to attract and retain talented officers and employees.  The 2010 Plan is currently the only compensation plan providing for the issuance of Teck securities as compensation and, as such, is the only security-based compensation arrangement for the purposes of the TSX Company Manual.

As of the record date, 24,895,017 stock options are issued and outstanding under the 2010 Plan, including 5,471,220 stock options that were granted on February 25, 2020, of which 3,690,130 are subject to ratification by Teck shareholders as the total number of options issued under the 2010 Plan has exceeded the previously approved maximum number of Class B subordinate voting shares issuable under the 2010 Plan. None of the options subject to ratification are held by non-executive directors of Teck, who are not eligible to participate in the 2010 Plan, however, 2,494,150 options have been allocated to the following insiders of Teck, with the remaining 2,977,070 granted to non-insiders:
Name	Title	# of stock options subject to shareholder ratification	Exercise Price
D.R. Lindsay	President and CEO	730,000	$14.06
R.A. Millos	SVP, Finance and CFO	162,000	$14.06
P.C. Rozee	SVP, Commercial & Legal Affairs	162,000	$14.06
A.J. Golding	SVP, Corporate Development	151,000	$14.06
M.M. Smith	SVP, Sustainability & External Affairs	151,000	$14.06
D.A. Andres	SVP, Base Metals	151,000	$14.06
A.N. Christopher	SVP, Exploration, Projects & Technical Services	151,000	$14.06

Name	Title	# of stock options subject to shareholder ratification	Exercise Price
R. Foley	SVP, Marketing & Logistics	99,000	$14.06
K. McFadyen	SVP, Energy	99,000	$14.06
A.K. Milner	SVP and Chief Transformation Officer	99,000	$14.06
H.F. Phillips	SVP, Investor Relations & Strategic Analysis	72,750	$14.06
R.B. Sheremeta	SVP, Coal	151,000	$14.06
D.C. Winsor	SVP and Chief Human Resources Officer	99,000	$14.06
L.M. Davey	VP, Planning & Development, Coal	52,250	$14.06
S. Dorri	VP, Business Development	33,000	$14.06
M.C. Joudrie	VP, Corporate Development	33,000	$14.06
D.J. Powrie	VP, Tax	88,250	$14.06
A.R. Robinson	Corporate Secretary and Counsel	9,900	$14.06
While Teck has reduced the proportion of management compensation that is represented by options, in favour of an increased proportion of performance share units, options still represent approximately 50% of equity-based compensation and are a valuable means of providing compensation that is competitive with our industry peers.
None of the options subject to ratification may be exercised until shareholders have approved the increase in the maximum number of Class B subordinate voting shares that may be issued under the 2010 Plan.  On February 20, 2020, the Board authorized, subject to shareholder approval, an increase in the maximum number of shares that may be issued under the 2010 Plan of 18,000,000 shares, which includes 3,690,130 Class B subordinate voting shares that may be issued pursuant to the stock options subject to ratification by shareholders and 14,309,870 Class B subordinate voting shares that will be available for issuance in connection with future stock option grants.  If the resolution approving the increase of the number of Class B subordinate shares available for grant under the plan and ratifying the grant the 3,690,130 options does not pass at the Meeting, the option grant will be cancelled.
The following table sets for the maximum potential dilution under the 2010 Plan, both before and after the proposed increase, based on the 539,534,793 Class B subordinate voting shares issued and outstanding as of the Record Date:
	Class B subordinate voting shares subject to outstanding options currently approved by shareholders (a)	Class B subordinate voting shares subject to outstanding options not currently approved by shareholders (b)	Class B subordinate voting shares available for future option grants before proposed increase of 18,000,000 Class B subordinate voting shares (c)
Class B subordinate voting shares available for future option grants after proposed increase of 18,000,000 Class B subordinate voting shares, less the number of Class B subordinate voting shares under column
(b) (d)
					Maximum Class B subordinate voting shares subject to outstanding options and available for future option grants (the total of columns (a), (b) and (d))
Number of Class B subordinate voting shares	21,204,887	3,690,130	0	14,309,870	39,204,887
Percentage of Class B subordinate voting shares	3.93%	0.68%	0.00%	2.65%	7.27%

The proposed increase has been conditionally approved by the Toronto Stock Exchange and must be approved by shareholders.  At the meeting, shareholders will vote on the following resolution:

Resolved, as an ordinary resolution, that:
1.
the number of Class B subordinate voting shares of the Corporation reserved for issuance upon the exercise of stock options under the Teck Resources Limited 2010 Stock Option Plan, as amended (the “Plan”), is hereby increased by an additional 18,000,000 Class B subordinate voting shares, such that the aggregate number of Class B subordinate voting shares to be reserved for issuance upon the exercise of stock options under the Plan shall be 46,000,000 Class B subordinate voting shares, and the maximum number of Class B subordinate voting shares issuable under the Plan, including Class B subordinate voting shares that have been issued upon exercise of stock options since inception of the Plan, shall be 46,000,000 Class B subordinate voting shares;

2.
the grant of an aggregate of 3,690,130 stock options exercisable for Class B subordinate voting shares to officers and employees of the Corporation and its affiliates, each of which has an exercise price of $14.06 and expires February 25, 2030, is hereby ratified, confirmed and approved; and

3.
any officer of the Corporation be and is hereby authorized to take such actions as such officer may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions.”

The Board recommends that you vote FOR the resolution increasing the number of Class B subordinate voting shares available for issuance under the 2010 Plan by 18,000,000 and ratifying the grant of 3,690,130 stock options.

6)	Other Business
If other items of business are properly brought before the Meeting, you or your proxyholder can vote on such matters.  Teck is not aware of any other items of business to be considered.

General Information
In this Circular, unless otherwise noted:
•	All information is as of the Record Date;
•	All dollar amounts are in Canadian dollars;
•	References to shareholders are references to registered shareholders; and
•	References to “Teck”, the “Corporation”, “we”, “us”, or “our” are references to Teck Resources Limited and its consolidated subsidiaries.
Solicitation of Proxies
Proxies are being solicited by Teck’s management in connection with the Meeting. Solicitation will be primarily by mail, but may be supplemented by solicitation by Teck directors, officers, and employees without special compensation.  Teck will pay the cost of any solicitation.
Quorum
In order for the meeting to proceed, there must be at least 3 shareholders present in person or by proxy who hold shares representing at least 20% of the votes that could be cast at the Meeting.
Voting Shares and Principal Holders of Voting Shares
Teck is authorized to issue an unlimited number of Class A common shares with 100 votes per share, an unlimited number of Class B subordinate voting shares, with one vote per share, and an unlimited number of preference shares, issuable in series.
At February 28, 2020, the following shares were outstanding:
Class	Number	Percentage of Aggregate Votes
Class A common shares	7,765,503	59.0%
Class B subordinate voting shares	539,534,793	41.0%
Except as set out below, to the knowledge of Teck’s directors and officers, no person or company beneficially owns or exercises control or direction, directly or indirectly, over shares carrying more than 10% of the votes attached to any class of Teck’s voting securities.
Name of Shareholder	Class A Number(3)	Class A Votes (%)	Class B Number(3)	Class B Votes (%)	Aggregate Votes (%)
Temagami Mining Company Limited(1)	4,300,000	55.4%	725,000	0.1%	32.7%
SMM Resources Incorporated	1,469,000	18.9%	295,800	0.05%	11.2%
Fullbloom Investment Corporation(2)	Nil	N/A	59,304,474	11.0%	4.5%
(1)
Keevil Holding Corporation (“Keevil Holdco”) beneficially owns 51.16% of the outstanding shares of Temagami Mining Company Limited (“Temagami”) and SMM Resources Incorporated, a wholly-owned subsidiary of Sumitomo Metal Mining Co., Ltd. (“SMM”), beneficially owns 48.84% of the outstanding shares of Temagami.

(2)	Fullbloom Investment Corporation is a wholly-owned subsidiary of China Investment Corporation (“CIC”)
(3)	Holdings based on public filings as at the record date.

The Class A common shares trade on the Toronto Stock Exchange (“TSX”) under the symbol “TECK.A”. The Class B subordinate voting shares trade on the TSX under the symbol “TECK.B” and on the New York Stock Exchange (“NYSE”) under the symbol “TECK”.

Access the Circular and our 2019 annual report on our website at www.Teck.com/reports or under Teck’s name at www.sedar.com and www.sec.gov/edgar

Notice-and-Access
Teck is relying on the "notice and access" provisions available under applicable securities laws and an exemption received from Corporations Canada for delivery of meeting materials to its registered and beneficial shareholders.  Shareholders who do not have instructions on their accounts to receive paper material will receive the notice of meeting, which contains information on how to obtain electronic and paper copies of proxy-related materials in advance of the Meeting, as well as a proxy or voting instruction form, and a financial statement return card.
Using notice and access reduces our printing and mailing costs and is more environmentally friendly, without reducing access to information about Teck.
Annual and Interim Reports
Teck is relying on an exemption received from Corporations Canada for delivery of financial statements to its registered shareholders and will only be mailing paper copies of the financial statements to registered shareholders who have standing instructions on their accounts to receive paper copies. Registered shareholders who have consented to electronic delivery will still receive the 2019 Annual Report by email.
If you are a beneficial shareholder who has requested to receive proxy-related materials and do not have instructions on your account to receive paper material, you will receive the Annual Report through notice and access.
To change your mailing preferences, please complete the included return card or visit AST’s website.

To sign up to receive documents electronically, visit: https://ca.astfinancial.com/InvestorServices/edelivery

Shareholder Proposals
Shareholder proposals for the next annual meeting must be received by November 27, 2020.

Information about Voting
Who Can Vote
The record date for the Meeting is February 28, 2020 (the “Record Date”).  Holders of Class A common shares or Class B subordinate voting shares at the close of business on the Record Date are entitled to receive notice of and vote at the Meeting, in person or by proxy.
Each item of business to be considered at the Meeting requires a simple majority of votes in favour in order to pass.  Director elections are governed by our majority voting policy, which is described on page 28.
How to Vote
How you vote depends on whether you are a registered or non-registered (beneficial) shareholder.
Registered Shareholders	Non-registered (Beneficial) Shareholders
You hold your shares directly in your own name with our transfer agent, AST. A proxy is included with your Meeting materials. The Proxy Deadline is Friday, April 17, 2020 at 12:00 p.m.	Your shares are held through a broker, trustee, financial institution, custodian, or other intermediary. Your intermediary has sent you a voting instruction form (“VIF”).
Attending the Meeting in Person	Attending the Meeting in Person
Do not complete a proxy. Attend the Meeting and register with AST.	Write your name in the space provided on the VIF to instruct your intermediary to appoint you proxyholder.
• Sign and return the VIF as directed
• Attend the Meeting and register with AST
Not Attending the Meeting	Not Attending the Meeting
Return your completed, signed, and dated proxy in one of the following ways:	Submit your voting instructions by completing and returning the VIF in accordance with the directions on the VIF.
• Return it in the envelope provided to: AST Trust Company (Canada), Proxy Dept., PO Box 721, Agincourt, ON M1S 0A1	• vote by internet at www.proxyvote.com
• Fax it to 1-866-781-3111 (or 416-368-2502 if you are outside North America)	• phone: 1-800-474-7493 (English) or 1-800-474-7501 (French)
• Email a scanned copy to proxyvote@astfinancial.com (English) or votezprocuration@astfinancial.com (French)	• mail to: Data Processing Centre, PO Box 3700, STN. Industrial Park, Markham, ON L3R 9Z9
• Vote by internet at https://www.astvotemyproxy.com
See the instructions on the proxy for more details.	See the instructions on the VIF or contact your intermediary for more details.
Revoking your Proxy	Revoking your Voting Instructions
You can revoke your proxy by:	Contact your intermediary for instructions on how to revoke voting instructions previously submitted.
• completing and returning a new proxy before the Proxy Deadline with a later date	Be sure to contact your intermediary well in advance of the Proxy Deadline.
• sending a notice in writing to our Corporate Secretary before the Proxy Deadline
• providing a notice in writing to the Chair of the Meeting at the Meeting
• in any other manner permitted by law

Information about Proxy Voting
•	The persons named in the provided proxy are officers of Teck.
•
You may appoint some other person (who need not be a shareholder) to represent you at the Meeting by inserting the person’s name in the blank space provided and returning the proxy as specified before the Proxy Deadline.

•
The securities represented by a duly submitted proxy will be voted or withheld from voting by the proxyholder on a ballot in accordance with the instructions of the shareholder and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.

•
The accompanying form of proxy confers discretionary authority upon proxyholders with respect to amendments or variations to the matters to be acted upon and other matters that properly come before the Meeting.

•	Please note that in order for your vote to be recorded, your proxy must be received by AST or the Corporate Secretary at least 48 hours before the Meeting.
•	The Chair of the Meeting has discretion to accept late proxies.

If you do not specify how you want to vote and you appoint the management representatives as your proxyholders, they will vote:
•           FOR the election of directors
•           FOR the appointment of the auditor
•           FOR the advisory resolution on Teck’s approach to executive compensation
•           FOR the resolutions increasing the number of Class B subordinate voting shares available for issuance under the 2010 Plan and ratifying the grant of 3,690,130 stock options

Information for Beneficial Shareholders

You are a non-registered (or beneficial) shareholder if your shares are registered in the name of your broker, trustee, financial institution, custodian, or other intermediary, who holds your shares in a nominee account. Notice-and-access compliant meeting materials are distributed to intermediaries, who will forward meeting materials in accordance with your instructions, along with a form of VIF.  Please return your voting instructions as specified in the VIF. Teck will pay the costs for intermediaries to deliver proxy-related materials to objecting beneficial owners.
Beneficial shareholders should carefully follow the instructions of their intermediaries and their service companies to submit their voting instructions.
Voting Results

We will issue a news release with the voting results shortly after the Meeting and will also file results with securities regulators as required.  Visit www.Teck.com/news to see our news releases.

Information about the Director Nominees

The Board has determined that 12 directors are to be elected at the Meeting. The following pages provide information on each of the 12 director nominees.  Key facts about the composition of the proposed board:

Independence 10 Independent (83%) 2 Non-independent (17%)	Gender 3 of 10 independent directors (30%) are women (25% of all directors)	Geographical Mix 58% Canadian residents 17% U.S. residents 25% International residents
Tenure 1-5 years: 7 directors (58%) 6-10 years: 2 directors (17%) 11+ years: 3 directors (25%)	Average 2019 Attendance 96% Board 93% Committees	Average 2019 Votes FOR 99.74%
With the exception of Toru Higo, each of the nominees was elected at the last annual meeting in 2019.  Management does not expect that any nominee will be unable or unwilling to serve as a director.

Director Profiles
MAYANK M. ASHAR, 64

Mayank Ashar was appointed to the Board of Teck in November 2007.  He is a graduate of the University of Toronto (M.Eng, MBA).  Mr. Ashar is currently principal of CanOilX LLC and Bison Refining LLC.  He was previously Managing Director and Chief Executive Officer of Cairn India Limited from November 2014 until June 2016 and the President of Irving Oil from 2008 to April 2013.  From 1996 to 2008, he was Executive Vice President at Suncor Energy with various operations roles in oil sands, U.S.A. and corporate strategy.

Calgary, Alberta, Canada		Meetings Attended:
Independent(2)		Board	6 of 6	100%
Director Since: 2007
		Committee Meetings Attended:
Other Public Company Directorships:		Audit	3 of 3	100%
None		Compensation, Talent & Technology	4 of 4	100%
		Safety & Sustainability	2 of 2	100%
2019 AGM Voting Results		Reserves	2 of 2	100%
For:	1,053,259,367 (99.64%)
Withheld:	3,758,280 (0.36%)

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	70,000 ($1,576,400)	93,647 ($2,108,930)	0 ($0)	$3,415,090	Yes

QUAN CHONG, 67

Quan Chong was elected to the Board of Teck in April 2016.  He received a BA in English from the Beijing Institute of Foreign Trade in 1978 and is a graduate of Harvard Business School’s executive management program (1998).  Among other positions he has held during his career, Mr. Chong has worked extensively for the Ministry of Foreign Trade, the United Nations Office in Geneva, the Commercial section of the Chinese Embassy in the U.K., the Department of Foreign Affairs, and the Ministry of Commerce.  He was previously Deputy China International Trade Representative (Vice-Ministerial level) and served as a deputy of the National People’s Congress of China. He has extensive experience in bilateral negotiations with numerous countries and oversaw WTO dispute settlements and Antitrust reviews while at the Ministry.  Most recently, he was appointed as Chairman of the China Society for World Trade Organization Studies in February 2019.

Beijing, China		Meetings Attended:
Independent(2)		Board	3 of 6	50%
Director Since: 2016
		Committee Meetings Attended:
Other Public Company Directorships:		Safety & Sustainability	1 of 3	33%
None

2019 AGM Voting Results
For:	1,055,358,020 (99.84%)
Withheld:	1,659,627 (0.16%)

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	0 ($0)	0 ($0)	0 ($0)	$0	N/A*

EDWARD C. DOWLING, 64

Edward Dowling was appointed to the Board of Teck in September 2012.  Mr. Dowling is an Alumni Fellow of Pennsylvania State University and holds a BSc. in Mining Engineering as well as a Master of Science and a Doctor of Philosophy in Mineral Processing.  He has more than 30 years of experience in the mining industry and was previously President and Chief Executive Officer of Alacer Gold Corp. from 2008 to July 2012.  He is currently the Chairman of Alacer Gold Corp. and Chairman of Polyus Public Joint Stock Company and serves on the Audit Committee of both companies.

Denver, Colorado, U.S.A.		Meetings Attended:
Independent(2)		Board	6 of 6	100%
Director Since: 2012
		Committee Meetings Attended:
Other Public Company Directorships:		Audit	3 of 3	100%
Alacer Gold Corp.		Compensation, Talent & Technology	4 of 4	100%
Polyus Public Joint Stock Company		Corporate Governance & Nominating	2 of 2	100%
		Reserves	2 of 2	100%
2019 AGM Voting Results
For:	1,046,587,217 (99.01%)
Withheld:	10,430,430 (0.99%)

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	0 ($0)	61,798 ($1,391,691)	0 ($0)	$1,391,691	Yes

EIICHI FUKUDA, 56

Eiichi Fukuda was elected to the Board of Teck in April 2016.  He is a graduate of the Institute of Mineralogy, Petrology and Economic Geology, Faculty of Science, Tohoku University, Sendai, Japan (B.A. Geology).  Mr. Fukuda has held various positions with Sumitomo Metal Mining Co., Ltd. since 1986 and is currently President & Director of Sumitomo Metal Mining Canada Ltd.  He is also President of SMM Resources Inc. and SMM Exploration Corporation and is a director of Sumitomo Metal Mining America Inc. and Sumitomo Metal Mining Arizona Inc.

Vancouver, B.C., Canada		Meetings Attended:
Independent(2)		Board	6 of 6	100%
Director Since: 2016
		Committee Meetings Attended:
Other Public Company Directorships:		Reserves	2 of 2	100%
None		Safety & Sustainability	3 of 3	100%

2019 AGM Voting Results
For:	1,055,922,886 (99.90%)
Withheld:	1,094,761 (0.10%)

Securities Held(1)(5)
Class A	Class B(5)	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	2,000 ($45,040)	32,896 ($740,818)	0 ($0)	$785,585	Yes

TORU HIGO, 58

Toru Higo was appointed to the Board of Teck in September 2019.  He is a graduate of the Rikkyo University (BS Mathematics). He has held various positions with Sumitomo Metal Mining Co., Ltd. since 1986 and is currently the Senior Deputy General Manager of the Non-Ferrous Metals Division of Sumitomo Metal Mining Co., Ltd. Mr. Higo is also a director of Nickel Asia Corporation.

Tokyo, Japan	Meetings Attended:
Independent(2)	Board	2 of 2	100%
Director Since: 2019

Other Public Company Directorships:
None

2019 AGM Voting Results: n/a

Securities Held(1)
Class A	Class B(5)	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	2,000 ($45,040)	1,367 ($30,875)	0 ($0)	$75,825	Not Yet*
* Mr. Higo has until 2024 to meet share ownership guidelines.

NORMAN B. KEEVIL, III, 56

Norman Keevil, III was appointed to the Board of Teck in 1997 and was appointed Vice Chair in October 2018.  He graduated from the University of British Columbia (B.A. Sc.) with a Mechanical Engineering degree.  Mr. Keevil is President of Boydel Wastewater Technologies Inc., a B.C. based clean technology company specializing in advanced wastewater treatment technology for industrial and municipal water treatment plants.  Prior to joining Boydel, Mr. Keevil was Chief Operating Officer at Sunpump Solar Inc. and President of Poncho Wilcox Engineering.  He is a director of Lupaka Gold Corp.

Victoria, B.C., Canada		Meetings Attended:
Not Independent(4)		Board	6 of 6	100%
Director Since: 1997
		Committee Meetings Attended:
Other Public Company Directorships:		Safety & Sustainability	2 of 2	100%
Lupaka Gold Corp.		Reserves (Chair)	2 of 2	100%

2019 AGM Voting Results
For:	1,055,073,068 (99.82%)
Withheld:	1,944,579 (0.18%)

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	10,000 ($225,200)	50,414 ($1,135,323)	0 ($0)	$1,360,523	Yes
* In addition, Mr. Keevil is a director of Keevil Holdco, which holds approximately 51.16% of the outstanding shares of Temagami Mining Company Limited, which as at February 28, 2020 held 4,300,000 Class A Shares and 725,000 Class B subordinate voting shares.

DONALD R. LINDSAY, 61

Donald Lindsay joined Teck as President in January 2005, was appointed to the Board in February 2005 and was appointed Chief Executive Officer in April 2005.  He is a graduate of Queens University (B.Sc., Hons.) and Harvard Business School (M.B.A.).  He is currently a director of Manulife Financial Corporation.  Mr. Lindsay was employed by CIBC World Markets Inc. (investment banking) from 1985 to 2004 where he was President of CIBC World Markets Inc., Head of Investment and Corporate Banking and Head of the Asia Pacific Region. He is also Chair of the International Council on Mining and Metals and the Business Council of Canada.

Vancouver, B.C., Canada		Meetings Attended:
Not Independent(6)		Board	6 of 6	100%
Director Since: 2005

Other Public Company Directorships:
Manulife Financial Corporation

2019 AGM Voting Results
For:	1,055,007,567 (99.81%)
Withheld:	2,010,080 (0.19%)

Securities Held(1)(5)
Class A	Class B	DSUs	PDSUs	PSUs	Total Value	Meets share ownership requirement
0 ($0)	403,976 ($9,097,540)	968,860 ($21,818,727)	0 ($0)	169,111 ($3,808,380)	$34,724,646	Yes

TRACEY L. McVICAR, 51(7)

Tracey McVicar was appointed to the Board of Teck in November 2014.  She is a graduate of the University of British Columbia (B.Comm, Finance).  She holds a Chartered Financial Analyst (CFA) designation and is an Institute Certified Director (ICD.D).  Ms. McVicar is currently a Partner at CAI Capital Partners, a private equity firm she joined in 2003.  Prior to this role, she held senior positions in investment banking at Raymond James Ltd. and RBC Capital Markets.  She is a past director of BC Hydro Corporation where she chaired the Audit and Finance Committee.

Vancouver, B.C., Canada		Meetings Attended:
Independent(2)		Board	6 of 6	100%
Director Since: 2014
		Committee Meetings Attended:
Other Public Company Directorships:		Audit (Chair)	6 of 6	100%
None		Compensation, Talent & Technology	4 of 4	100%

2019 AGM Voting Results
For:	1,055,176,703 (99.83%)
Withheld:	1,840,944 (0.17%)

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	0 ($0)	55,810 ($1,256,841)	0 ($0)	$1,256,841	Yes

SHEILA A. MURRAY, 64

Sheila Murray was elected to the Board of Teck in April 2018 and was appointed Board Chair in February 2020.  She is a graduate of Queens University (B.Comm and LLB).  Ms. Murray was been President of CI Financial Corp. from 2016 to 2019 and previously held the roles of Executive Vice-President, General Counsel, and Secretary of CI Financial Corp.  Ms. Murray is a Director of CI Financial Corp., the SickKids Foundation, and Granite REIT.

Toronto, Ontario, Canada		Meetings Attended:
Independent(2)		Board	6 of 6	100%
Director Since: 2018
		Committee Meetings Attended:
Other Public Company Directorships:		Corporate Governance & Nominating (Chair)	6 of 6	100%
CI Financial Corp.		Safety & Sustainability	5 of 5	100%
Granite REIT

2019 AGM Voting Results
For:	1,056,075,245 (99.91%)
Withheld:	942,402 (0.09%)

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	7,860 ($177,077)	17,058 ($384,146)	0 ($0)	$561,153	Not Yet*

KENNETH W. PICKERING, 72

Kenneth Pickering was elected to the Board of Teck in April 2015.  He is a graduate of the University of British Columbia (B.A.Sc.) and the Harvard Business School Advanced management Program.  Mr. Pickering is currently an international mining operations and project development private consultant.  Prior to this role, he held a number of senior positions worldwide over a 39-year career with BHP Billiton Base Metals including President of Minera Escondida Ltda. and most recently Vice President Major Projects, Closed Mines and North American Assets.  He is a director of Endeavour Silver Corporation, Northern Dynasty Minerals Ltd. and Taseko Mines Limited.

Chemainus, B.C., Canada		Meetings Attended:
Santiago, Chile		Board	6 of 6	100%
Independent(2)
Director Since: 2007
		Committee Meetings Attended:
Other Public Company Directorships:		Compensation, Talent & Technology	2 of 2	100%
Endeavour Silver Corporation		Corporate Governance & Nominating	4 of 4	100%
Northern Dynasty Minerals Ltd.		Safety & Sustainability	5 of 5	100%
Taseko Mines Limited		Reserves	2 of 2	100%

2019 AGM Voting Results
For:	1,054,357,776 (99.75%)
Withheld:	2,659,871 (0.25%)

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	16,800 ($378,336)	46,993 ($1,058,282)	0 ($0)	$1,369,058	Yes

UNA M. POWER, 55

Una Power was elected to the Board of Teck in April 2017  Ms. Power is a corporate director and is the former Chief Financial Officer of Nexen Energy ULC, a former publicly traded oil and gas company that is now a wholly-owned subsidiary of CNOOC Limited.  During her 24-year career with Nexen, Ms. Power held various executive positions covering financial reporting, financial management, investor relations, business development, strategic planning and investment.  Ms. Power holds a B.Comm (Honours) from Memorial University, and CPA, CA and CFA designations.  She has completed the Executive Development program at Wharton Business School and INSEAD.  Ms. Power is a director of Bank of Nova Scotia and TC Energy Corporation.

Vancouver, B.C., Canada		Meetings Attended:
Independent(2)		Board	6 of 6	100%
Director Since: 2017
		Committee Meetings Attended:
Other Public Company Directorships:		Audit	6 of 6	100%
Bank of Nova Scotia		Compensation, Talent & Technology	2 of 2	100%
TC Energy Corporation		Reserves	2 of 2	100%

2019 AGM Voting Results
For:	1,056,057,852 (99.91%)
Withheld:	959,795 (0.09%)

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	0 ($0)	22,229 ($500,597)	0 ($0)	$500,597	Not Yet*
*Ms. Power has until 2022 to meet the share ownership requirement.

TIMOTHY R. SNIDER, 69

Timothy Snider was elected to the Teck Board in April 2015.  He is a graduate of Northern Arizona University (B.Sc).  Mr. Snider is currently Chairman of Cupric Canyon Capital LP/GP.  Prior to this role, he had a 38 year career with Phelps Dodge Corporation and its successor Freeport-McMoRan Copper and Gold, Inc. during which he held numerous technical, operating, and executive positions, including President and Chief Operating Officer.

Tucson, Arizona, United States		Meetings Attended:
Independent(2)		Board	6 of 6	100%
Director Since: 2015
		Committee Meetings Attended:
Other Public Company Directorships:		Audit	3 of 3	100%
Iamgold Corporation		Compensation, Talent & Technology	2 of 2	100%
		Reserves	2 of 2	100%
2019 AGM Voting Results		Safety & Sustainability (Chair)	3 of 3	100%
For:	1,053,938,146 (99.71%)
Withheld:	3,079,501 (0.29%)

Securities Held(1)
Class A	Class B	DSUs	RSUs	Total Value	Meets share ownership requirement
0 ($0)	13,150 ($296,138)	51,269 ($1,154,578)	0 ($0)	$1,450,716	Yes

Notes to Director Profiles:
(1)
Share and share unit holdings are as at the record date valued at the closing price of the Class B subordinate voting shares ($22.52) on the TSX on December 31, 2019.  DSUs granted to non-executive directors vest on the grant date. Values as at December 31, 2019 are calculated as the notional value of share unit awards, assuming full vesting, based on the closing price for Class B subordinate voting shares on the TSX as at December 31, 2019.  For the purposes of Mr. Lindsay’s performance share units (“PSUs”), the value has been calculated assuming a performance factor of 100%.

(2)
The Board considers as independent a Director who is: (a) not a member of management; (b) free of any interest and any business, family or other relationship which could reasonably be perceived to interfere with the director’s ability to act with a view to the best interests of Teck other than interests and relationships arising solely from holdings in Teck, and (c) not considered to have a direct or indirect material relationship with Teck under subsection 1.4 of National Instrument 52-110 – Audit Committees.

(3)	Mr. Keevil has a family relationship with N.B. Keevil, the former Chairman of Teck.
(4)	Mr. Fukuda and Mr. Higo are employees of SMM and are required to hold these shares in trust for SMM.
(5)	Mr. Lindsay is an officer of Teck.
(6)	As an officer, Mr. Lindsay also holds options and is eligible for PSUs and performance deterred share units (“PDSUs”). See Schedule B for details.
(7)
Ms. McVicar was a director of G.L.M. Industries LP (“GLM”), a portfolio company of CAI Capital Partners in July 2015, when a court order granted by the Court of Queens’s Bench of Alberta placed GLM into receivership and appointed a receiver of GLM.  Ms. McVicar was a director of Tervita Corporation (“Tervita”) until December 2016.  In December 2016, Tervita completed a recapitalization by way of court-approved plan of arrangement significantly reducing Tervita’s total debt.

Shareholdings of Director Nominees as at February 28, 2020
	All Directors	Non-Executive Directors
Total Class A common shares	0	0
Aggregate value of Class A common shares(1)	$0	$0
Total Class B subordinate voting shares	529,158	125,182
Aggregate value of Class B subordinate voting shares(2)	$7,143,633	$1,689,957
(1)	Based on the closing price of Class A common shares on the TSX on February 28, 2020 of $15.99.
(2)	Based on the closing price of Class B subordinate voting shares on the TSX on February 28, 2020 of $13.50.

Information about Director Compensation
The main objective of our director compensation program is to attract and retain directors with a broad range of relevant skills and knowledge and the ability to carry out the Board’s mandate successfully. Directors are required to devote significant time and energy to the performance of their duties, including preparing for and attending Board and Committee meetings and ensuring that they stay informed about our business and the global mining industry.  The Board believes that we must offer a competitive compensation package in order to attract and retain directors who meet these expectations.

We pay director compensation each year consisting of cash fees and, for most directors, a share-based award of either deferred share units (“DSUs”) or restricted share units (“RSUs”).  We do not issue stock options to non-executive directors and do not pay meeting fees, other than in respect of certain ad hoc committee work as described below.  Mr. Lindsay does not receive any additional compensation for acting as a director and his compensation is fully reflected in the section “Information on Executive Compensation” beginning on page 41.
We require directors to maintain minimum holdings of Teck shares or share units, subject to certain exceptions.  See “Mandatory Shareholdings for Directors” on page 20 for more details.  The Board believes that share ownership requirements and a mix of equity-linked compensation promote the objectives of director retention and alignment with the interests of long-term shareholders.
Process for Determining Director Compensation
The Compensation Committee is responsible for recommending compensation policies to the Board and reviews director compensation annually.  Changes were made to the Board compensation program in 2019, based on a review by the Compensation Committee’s independent consultant, Meridian Compensation Partners (“Meridian”), which recommended an increase as appropriate to position director compensation at the median of Teck’s peer group. Accordingly, the Compensation Committee recommended, and the Board approved, an increase in the annual cash retainers for non-executive directors other than the Chair by $10,000 to $105,000 per year and in the basic membership retainer for all committee members by $1,500 to $7,500 per year.  The annual equity grant for non-executive directors other than the Chair was increased to $130,000 per year. Compensation for the Chair was not increased as it had been reviewed in September 2018.
Further, while general cash meeting fees for directors were eliminated in 2017, in order compensate the members of the ad hoc QB2 Project review sub-committee (the “QB2 Sub-committee”) for their considerable time spent on site visits and project reviews, on the advice of Meridian, the Board approved a meeting fee of $2000 per day and specified that the travel fee is payable for travel time to site in Chile for the sub-committee’s site visits.  Further information about the QB2 Sub-committee’s work can be found on page 22.
Following the unexpected resignation of Teck’s former Board Chair in September 2019, Ms. Murray was appointed as acting Board Chair.  In recognition of the significant amount of additional work required in this role, in November 2019, on the advice of Meridian, the Board approved an additional interim retainer of $150,000 per annum, pro-rated to reflect the amount of time that Ms. Murray is in the role.  As Ms. Murray has not yet met her mandatory minimum shareholding requirement, the additional Acting Board Chair retainer was paid entirely in DSUs in 2019. On February 6, 2020, Ms. Murray was formally appointed Board Chair and her compensation for the remainder of 2020 will be paid based on the Board Chair compensation set out in the table below, which is a decrease in the compensation paid from that paid to the former Board Chair.  Ms. Murray’s compensation as Board Chair was approved by the Compensation Committee and Board in February 2020, following a review of market comparison data provided by Meridian based on 2018 compensation for non-executive board chairs.

Compensation Components
ANNUAL RETAINER AND COMMITTEE FEES
Teck pays annual retainers and committee fees to directors as follows:
Component	Fee
Cash Retainer
Non-executive Director (excluding Vice Chair)	$105,000
Chair	$300,000
Vice Chair	$175,000
Committee Chair – Audit(1)	$20,000
Committee Chair – Compensation(1)	$14,000
Other Committee Chair(1)	$8,000
Committee Member	$7,500
Share-Based Retainer
Non-executive Director (including Vice Chair)	$130,000
Chair	$200,000
Additional Fees
Travel Fee(2)	$1,000
QB2 Sub-committee Meeting Fee(3)	$2,000
(1)	Committee Chairs receive Committee Chair fees in addition to Committee Member fees.
(2)
Directors who travel from outside the Province of British Columbia the day prior to Board or Committee meetings to attend those meetings and directors on the QB2 Sub-committee who travel to Chile for site visits receive a $1000 travel fee per trip.

(3)	Sub-committee members receive meeting fees of $2,000 per day of meetings.
Directors also receive reimbursement for out-of-pocket expenses and travel costs
SHARE-BASED AWARDS
The share-based component of director compensation is payable in either DSUs or RSUs.  Until directors have met the mandatory shareholdings, all compensation other than travel fees and reimbursement for out-of-pocket costs must be taken in the form of DSUs.  Non-executive directors who have met the mandatory minimum shareholding requirement may elect on an annual basis to receive some or all of their annual cash retainer in DSUs, which are issued and priced at the end of each quarter, and may also elect to receive all or a portion of their annual equity grant as RSUs.  In 2019, eight of the 11 non-executive director nominees took 100% of their directors’ fees in DSUs.
DSUs and RSUs are notional shares with the same value at any given time as the Class B subordinate voting shares, but are non-dilutive and do not entitle the participant to any voting or other shareholder rights. Dividend equivalents are credited to a participant’s DSU or RSU account in the form of additional DSUs or RSUs.  RSUs pay out within three years of grant, while DSUs do not pay out until a director ceases to hold office.  See Schedule B for additional details on the terms of the RSU and DSU plans and awards.
Because Chinese securities laws would require Teck to undergo a complex registration process and ongoing filings in China in order for Teck to issue share units or other equity to Mr. Chong, he has agreed to receive cash in lieu of an equity grant, and the Board has exempted him from the minimum shareholding requirements.
On May 1, 2019, non-executive directors, with the exception of Mr. Chong, each received 4,021 share units and the former Board Chair received 9,589 share units.  These grants had a grant date value of $32.33 per share unit, based on the VWAP of our Class B subordinate voting shares for the 20 consecutive trading days on the TSX prior to the grant, equal to a target dollar value of approximately $130,000 for non-executive directors and $310,000 for Teck’s former Chair.
Directors' Total Compensation
The following table sets forth all annual compensation paid to non-executive directors for the financial year ended December 31, 2019.
Name	Fees Earned in Cash ($)(1)	Share-based Retainer ($)(2)	All Other Compensation ($)(3)	Total ($)
M.M. Ashar	125,393	129,988	23,092	278,473
D.S. Barton(4)	263,286	309,986	9,116	582,387
Q. Chong(5)	224,854	-	1,000	225,854
L.L. Dottori-Attanasio(6)	117,256	129,988	12,099	259,342
E.C. Dowling	146,110	129,988	17,230	293,328
E. Fukuda	106,740	129,988	5,552	242,279
T. Higo(7)	29,941	-	1,000	30,941
N.B. Keevil, III	196,173	129,988	12,003	338,164
T. Kubota(8)	50,999	129,988	16,628	197,615
T.L. McVicar	138,181	129,988	9,845	278,181
S.A. Murray(9)	167,823	129,988	6,045	303,855
K.W. Pickering	144,746	129,988	10,263	284,997
U.M. Power	113,487	129,988	3,476	246,950
T.R. Snider	137,608	129,988	14,965	282,561
(1)
Includes any portion of annual retainer earned in cash but paid in DSUs either at the directors’ election or in order to contribute to mandatory minimum shareholding requirements (at a dollar amount based on the grant date fair value), including Committee Chair and Member Fees.

(2)
The fair value for share units granted was $32.33, being the volume weighted average price (“VWAP”) of the Class B subordinate voting shares for the 20 days prior to the grant date of May 1, 2019.  This column does not include DSUs granted in lieu of cash.

(3)	Includes:
a.	travel fees for directors who travel from outside British Columbia the day prior to a meeting or members of the QB2 Sub-Committee who travel to site in Chile;
b.	meeting fees for members of the QB2 Sub-Committee; and
c.	dividend equivalents credited in the form of additional share units on previous grants.
(4)	Mr. Barton resigned as Board Chair and as a director effective September 4, 2019.
(5)	Mr. Chong receives cash in lieu of share-based awards as described above.
(6)	Ms. Dottori-Attanasio is not standing for re-election at the Meeting.
(7)	Mr. Higo was appointed to the Board effective September 17, 2019 and did not receive an annual equity grant in 2019.
(8)	Mr. Kubota retired from the Board effective June 25, 2019.
(9)	Ms. Murray was appointed acting Board Chair on September 4, 2019 and confirmed as Board Chair on February 6, 2020.

Outstanding Share-Based Awards
The following table shows all outstanding share-based awards held by each non-executive director as at December 31, 2019.  We do not award options to non-executive directors.
	Outstanding Share-Based Awards
Name	No. of Shares or units of shares that have not vested (#)(1) (2)	Market or Payout Value of share-based awards that have not vested ($)(1) (2) (3)	Market or Payout Value of vested share-based awards not paid out or distributed ($)(2) (3) (4)
M.M. Ashar	-	-	2,108,930
D.S. Barton(5)	-	-	-
Q. Chong(6)	-	-	-
L.L. Dottori-Attanasio(7)	-	-	1,153,024
E.C. Dowling	-	-	1,391,691
E. Fukuda	-	-	740,818
T. Higo(8)	-	-	30,785
N.B. Keevil, III	-	-	1,135,323
T. Kubota(9)	-	-	-
T.L. McVicar	-	-	1,256,841
S.A. Murray(10)	-	-	384,146
K.W. Pickering	-	-	1,058,282
U.M. Power	-	-	500,597
T.R. Snider	-	-	1,154,578
(1)	Reflects the value of unvested RSUs only as DSUs granted to directors vest immediately on the grant date.
(2)	Includes dividend equivalents credited as additional share units credited on previous grants.
(3)	Market or Payout Value is calculated by multiplying the number of share units held at December 31, 2019 by the closing price of the Class B subordinate voting shares on the TSX on that day of $22.52.
(4)	Reflects the value of DSUs only as RSUs are paid out immediately following vesting.
(5)	Mr. Barton resigned from the Board effective September 4, 2019.
(6)	Mr. Chong receives cash in lieu of share-based awards as described above.
(7)	Ms. Dottori-Attanasio is not standing for re-election at the Meeting.
(8)	Mr. Higo was appointed to the Board effective September 17, 2019 and did not receive an annual equity grant in 2019.
(9)	Mr. Kubota retired from the Board effective June 25, 2019.
(10)	Ms. Murray was appointed acting Board Chair on September 4, 2019 and confirmed as Board Chair on February 6, 2020.

Share-Based Awards – Value Vested or Earned During the Year
The following table shows the number and value of the share-based awards which vested or were earned for each non-executive director for the fiscal year ending December 31, 2019.  Non-executive directors did not receive any non-share based incentive compensation in 2019.
	Value Vested During The Year ($)(1)
Name	RSUs ($)(2)(3)	DSUs ($)(4)(5)		Total ($)
		Granted in Lieu of Fees Earned in Cash	Share-Based Retainer
M.M. Ashar	-	142,485	129,988	272,473
D.S. Barton(6)	-	269,402	309,986	579,388
Q. Chong(7)	-	-	-	-
L.L. Dottori-Attanasio(8)	-	126,355	129,988	256,343
E.C. Dowling	-	84,267	129,988	214,255
E. Fukuda	-	112,292	129,988	242,280
T. Higo(9)	-	29,941	-	29,941
N.B. Keevil, III	-	11,003	129,988	140,991
T. Kubota(10)	-	60,295	129,988	190,283
T.L. McVicar	-	148,194	129,988	278,182
S.A. Murray(11)	-	169,867	129,988	299,855
K.W. Pickering	44,471	153,009	129,988	282,997
U.M. Power	-	116,962	129,988	246,950
T.R. Snider	-	146,573	129,988	276,561
(1)	Includes dividend equivalents credited as additional share units.
(2)
Represents the aggregate value of share units (including dividend equivalents) on the vesting date of December 20, 2019, using the VWAP of the Class B subordinate voting shares on the TSX for the prior 20 consecutive trading days of $21.41.

(3)
As RSUs granted to directors vest on the earlier of December 20 in the second calendar year immediately following the grant or the date the individual ceases to be a director, this table does not include share-based retainers for 2019 that the directors have elected to take in the form of RSUs, as these have not yet vested.

(4)	The amount represents the aggregate value of the share units as of the vesting date. As directors’ DSUs vest immediately, the fair market value for DSUs was as of the grant date.
(5)
DSUs vest on the grant date but are not redeemable until the Director ceases to be a Director and is not otherwise employed by Teck.  The actual value of the DSUs on the payout date is based on the fair market value of the Class B subordinate voting shares on the payout date and cannot be determined until that time.

(6)	Mr. Barton resigned as Board Chair and as a director effective September 4, 2019.
(7)	Mr. Chong receives cash in lieu of share-based awards as described above.
(8)	Ms. Dottori-Attanasio is not standing for re-election at the Meeting.
(9)	Mr. Higo was appointed to the Board effective September 17, 2019 and did not receive an annual equity grant in 2019.
(10)	Mr. Kubota retired from the Board effective June 25, 2019.
(11)	Ms. Murray was appointed acting Board Chair on September 4, 2019 and confirmed as Board Chair on February 6, 2020.
Mandatory Shareholdings for Directors
Non-executive directors are required to own shares or share units equivalent in value to at least three times their annual cash retainer and share-based retainer with new directors having five years to reach the mandatory minimum.  As disclosed above, due to requirements under applicable Chinese securities laws, the Board has exempted Mr. Chong from this requirement.
For the purposes of the policy, the value of share units is determined by using the 3-year VWAP of the Class B subordinate voting shares on the TSX.  As of December 31, 2019, all non-executive directors subject to the shareholding requirement had met the requirement or were in the process of doing so within the time limit, both based on the 3-year VWAP and based on the closing price of the Class B subordinate voting shares as at December 31, 2019.

The following table shows the number of shares, RSUs and DSUs held by each non-executive director as at December 31, 2019 compared to their holdings the prior year, the value of their holdings as at December 31, 2019 using the 3-year VWAP as well as using a spot price as at December 31, 2019, and the value of shares and share units required to meet the directors' shareholding requirement.
Name	Director Since	As At	Shares (#)(1)		Share Units Held (#)(2)		Total Shares and Share Units Held (#)	Total At-Risk Value of Shares and Share Units ($)(3)	Total At-Risk Value of Shares and Share Units ($)(4)	Value of Shares and Share Units Required to Meet Requirements ($)
			Class A	Class B	RSUs	DSUs
M.M. Ashar	2007	2019	0	58,000	0	93,647	151,647	4,398,315	3,415,090	705,000
		2018	0	58,000	0	83,972	141,972	3,439,002	4,172,557	645,000
Q. Chong	2016	2019	0	0	0	0	0	0	0	0
		2018	0	0	0	0	0	0	0	0
L.L. Dottori-Attanasio(5)	2014	2019	0	3,372	0	51,200	54,572	1,582,787	1,228,961	705,000
		2018	0	3,372	0	42,217	45,589	1,104,307	1,339,861	645,000
E.C. Dowling	2012	2019	0	0	0	61,798	61,798	1,792,367	1,391,691	705,000
		2018	0	0	0	54,439	54,439	1,318,681	1,599,962	645,000
E. Fukuda	2016	2019	0	2,000	0	32,896	34,896	1,012,111	785,858	705,000
		2018	0	2,000	0	24,447	26,447	640,628	777,277	645,000
T. Higo(6)	2019	2019	0	2,000	0	1,367	3,367	97,655	75,825	705,000
		n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
N.B. Keevil, III	1997	2019	0	10,000	0	50,414	60,414	1,752,226	1,360,523	930,000
		2018	0	10,000	0	46,028	56,028	1,357,172	1,646,663	870,000
T.L. McVicar	2014	2019	0	0	0	55,810	55,810	1,618,693	1,256,841	705,000
		2018	0	0	0	45,936	45,936	1,112,712	1,350,059	645,000
S.A. Murray(6)	2018	2019	0	7,860	0	17,058	24,918	722,713	561,153	705,000
		2018	2,800	5,060	0	6,006	13,866	268,053	407,522	645,000
K.W. Pickering	2015	2019	0	13,800	0	46,993	60,793	1,763,218	1,369,058	705,000
		2018	0	10,800	2,067	36,993	49,860	1,207,037	1,465,385	645,000
U.M. Power(6)	2017	2019	0	0	0	22,229	22,229	644,722	500,597	705,000
		2018	0	0	0	13,593	13,593	329,265	399,498	645,000
T.R. Snider	2015	2019	0	13,150	0	51,269	64,419	1,868,386	1,450,716	705,000
		2018	0	13,150	0	41,146	54,296	1,321,758	1,595,759	645,000
(1)	This column includes all Teck shares directly or indirectly beneficially owned or over which control is exercised.
(2)	Includes dividend equivalents credited as additional share units.
(3)	Based on the trailing three-year VWAP of Class B subordinate voting shares on the TSX on December 31, 2019 of $29.00.
(4)	Based on the closing price of the Class B subordinate voting shares on the TSX on December 31, 2019 of $22.52.
(5)	Ms. Dottori-Attanasio is not standing for re-election at the Meeting.
(6)
Ms. Power was elected to the Board on April 26, 2017 and has until 2022 to meet the minimum shareholding requirement.  Ms. Murray was elected to the Board on April 23, 2018 and has until 2023 to meet the minimum shareholding requirement. Mr. Higo was appointed to the Board on September 17, 2019 and has until 2024 to meet the minimum shareholding requirement.

Committee Reports
Following a substantial review and restructuring of the Committee structure in 2019, the Board now has four standing committees, being the Audit Committee, Corporate Governance & Nominating Committee (the “Governance Committee”), the Compensation Committee, and the Safety & Sustainability Committee.  In an effort to streamline the committee structure and operations, the mandate and responsibilities of the former Reserves Committee were incorporated into the Audit Committee work plan.  The mandate and responsibilities of the Compensation Committee were expanded to include oversight of talent management and executive development programs as well as technology strategy, to align with Teck’s emphasis on using technology to transform its workforce and operations under the RACE21™ program.
The Board has also constituted an Executive Committee to which certain matters may be delegated from time to time to enable Teck to react quickly to emerging issues and opportunities as may be necessary, provided that sufficient notice is given to other Board members.  There was no action taken by the Executive Committee in 2019.
The four standing committees hold regularly scheduled meetings throughout the year.  The Board may also constitute sub-committees of the Board from time to time on an ad hoc basis to review certain matters in further detail, as it may consider appropriate.  In 2019, the Board constituted the QB2 Sub-committee as an ad hoc sub-committee to provide additional oversight of project execution and construction and to act as advisors to the QB2 project team during the period of construction, which is expected to last through to the end of 2021.  The QB2 Sub-committee will make periodic visits to the QB2 site and receive in-depth briefings from management on construction progress, with a particular focus on safety, sustainability and maintaining the project’s schedule and costs in line with disclosed estimates from time to time. The members of the Sub-committee, who have significant project management and mining experience, are Messrs. Pickering (Chair), Ashar, Dowling, Keevil III, and Snider.
An in camera session is held at each committee meeting for the independent members of the Committee to meet in camera without management present.  Each committee has the authority to engage external advisors or consultants as they may deem necessary to assist them in carrying out their duties and to approve the related contracts and fees. Since April 2019, all of the standing committees are composed of 100% independent directors.
The reports below describe each standing committee’s key responsibilities, members, and activities in 2019.  Each of the standing committees has a charter that describes its functions in more detail and is available on our website at www.Teck.com/corporate-governance.
Report of the Audit Committee
Members	McVicar (Chair), Ashar, Dowling, and Power
Members’ Qualifications
All of the members of the committee are financially literate, at least one committee member qualifies as an audit committee financial expert under the Sarbanes Oxley Act of 2002 (“SOX”), and all of the members meet additional independence standards for audit committees under applicable laws and stock exchange rules.
Each member has significant experience relevant to committee responsibilities, either through audit committee or other executive experience with other companies.  Please see their biographies beginning on page 9 for further details.

Meetings in 2019	The committee met six times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its Charter.
Key Responsibilities	•	provide an open avenue of communication between management, the external auditor, the internal auditor, and the Board
	•	assist the Board in oversight of:
• integrity, adequacy, and timeliness of financial reporting and disclosure practices

Report of the Audit Committee
• processes for identifying the principal financial reporting risks and reviewing internal control systems
• compliance with legal and regulatory requirements related to financial reporting
• accounting principles, policies, and procedures used by management to determine significant estimates
• anti-fraud programs and controls, including identification of fraud risks and implementation of anti-fraud measures
• whistleblower mechanisms
• engagement, independence and performance of the external auditor
• internal audit mandate and planning, including SOX compliance audits
	•	assist the Board by providing enhanced oversight of Teck’s reporting of its mineral and oil reserves and resources
	•	assist the Board in oversight and monitoring of the management and governance of Teck’s various pension plans
Key Activities in 2019	•
reviewed with management and the external auditor and recommended to the Board the annual financial statements and reviewed with management and the external auditor and approved the interim financial statements, along with the related management’s discussion and analysis and other disclosure documents

	•	the Audit Committee Chair attended meetings of management’s Disclosure Committee to observe and assess the process for reviewing disclosure in financial news releases
	•	obtained assurances from management and the external auditor regarding compliance with legal and regulatory requirements related to financial reporting
	•	reviewed the adequacy of the system for employees to confidentially and anonymously report questionable accounting, auditing, financial reporting, and disclosure practices
With respect to the External Auditor (financial):
	•	reviewed the overall audit scope, plans, and results and all matters pertaining to professional auditing guidelines and standards in Canada and the United States
	•	received written disclosures from the external auditor as recommended by the Chartered Professional Accountants of Canada
	•	reviewed the independence of the external auditor, including a review of non-audit services and receipt of written assurance of independence from the external auditor
	•	required prior approval of all non-audit services provided by the external auditor
	•	approved the fees payable to the external auditor
	•	reviewed the overall performance of the external auditor
With respect to the Internal Audit Group:
	•	reviewed the independence of the internal audit group
•
reviewed with the Director, Internal Audit and Operational Review the mandate, qualifications, resources, and annual budget and work plan of the Internal Audit Department and the results of internal audits

With respect to Mineral and Oil and Gas Reserves and Resources Matters:
	•	reviewed and approved composition of the Management Reserves Committee and the Qualified Persons and Supervising Professionals for all sites
	•	reviewed procedures for mineral reserve and resource estimation and reporting
	•	received reports from external reserve auditors on 2 projects or operations
	•	reviewed and approved the selection of the oil and gas independent evaluators
	•	reviewed and approved the commodity price and exchange rate assumptions for mineral reserve and resource estimates and reporting in 2020

As noted below, some of the annual reserves and reporting matters were completed by the former Reserves Committee before its responsibilities were integrated into the Audit Committee’s work plan in April 2019.

With respect to Pension Matters:
	•	reviewed the design of and coverage under the pension plans
	•	reviewed the funding policies for the defined benefit plans and the level of contributions to the defined contribution plans
	•	monitored the authority delegated to management’s Executive Pension Committee to administer each pension plan in accordance with applicable law and terms of the plan

Report of the Audit Committee
•	reviewed compliance with applicable minimum funding requirements and the policies and procedures in place in respect thereof, including reviewing actuarial reports
•	reviewed and monitored investment of pension fund assets for defined benefit plans, including the policies and procedures in place in respect thereof
•	reviewed and monitored the sufficiency and appropriateness of the investment choices available under defined contribution plans and the communication and educational materials provided to plan members
•	reviewed and monitored the performance of investment managers, including the process established for selection, retention, or replacement of investment managers or advisors
With respect to Financial Controls:
•	continued its oversight of the Financial Controls Program (“FCP”) to ensure compliance with SOX and applicable Canadian rules on internal controls over financial reporting
•	received the external auditor’s report on and attestation to management’s certification under the FCP
With respect to other matters:
•	received presentations on developments in income and other taxes and information systems and technologies
•	met regularly with the CEO and the CFO and, without management present, with the external auditor, internal auditor, and alone
•	completed its annual charter review, including substantial revisions relating to integration of reserves and resources matters previously overseen by the Reserves Committee

Report of the Reserves Committee
Members (as at April 2019)	Keevil III (Chair), Ashar, Dottori-Attanasio, Dowling, Fukuda, Kubota, Pickering, and Power
Meetings in 2019
The committee met two times prior April 2019, when the committee’s mandate and responsibilities were integrated into the Audit Committee work plan, as previously described.  Two members of the former Reserves Committee continue to serve on the Audit Committee, to ensure a level of continuity in this area.

Key Responsibilities	To assist the Board by providing enhanced oversight of Teck’s reporting of its mineral and oil reserves and resources.
Key Activities in 2019	•	completed annual review procedures and policies for mineral and oil and gas reserve and resource estimation and reporting
	•	reviewed the regulatory requirements regarding the estimation of mineral and oil and gas reserves and resources and any changes thereto;
	•	received reports from the oil and gas independent evaluators for Fort Hills mine and the Frontier project
	•	reviewed and recommended for approval by the Board the proposed mineral reserves and mineral resources disclosure for inclusion in annual filings
	•	received update on national and international regulatory developments related to reserves and resources matters

Report of the Corporate Governance & Nominating Committee
Members	Murray (Chair), Dottori-Attanasio, Pickering, and Snider
Member Qualifications
Each member of the committee is knowledgeable about corporate governance principles and has substantial and diverse board experience relevant to the committee’s responsibilities. Please see their biographies beginning on page 9 for further details.

Meetings in 2019	The committee met six times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its Charter.
Key Responsibilities	•	identifies individuals qualified to become members of the Board
	•	recommends nominees for election at each annual meeting or to fill vacancies
	•	considers and recommends corporate governance programs and continuing education
	•	recommends committee structure and appointments, including chair appointments
	•	oversees committee and director evaluations
	•	reviews and considers developments in governance practices, polices and standards to ensure governance practices are rigorous, relevant and appropriate to Teck
	•	monitors ethics, conflicts of interest, and conduct standards and compliance
	•	oversees Board independence and ensures that the interests of all shareholders are considered and protected in our governance process
Key Activities in 2019	•	reviewed the composition of the Board and its Committees, resulting in a substantial revision to the committee structure and composition, including committee chair rotation
•
selected an independent advisor to carry out an evaluation of the performance of the Board and its Committees and oversaw the reporting to the Board of the results and the implementation of related recommendations with respect to Board and committee procedures, risk oversight and reporting, director independence assessment, conflicts of interest reporting, director education and feedback, and other matters

	•	considered and advised the Board with respect the process to select an Independent Board Chair
•
selected an independent advisor to assist with the Chair selection process commenced upon the resignation of the former Independent Board Chair, including a peer review and a review of the position description for the Independent Board Chair

	•	reviewed the qualifications and recommended to the Board the appointment of a new independent director to join the Board
•
at each meeting, reviewed and considered various emerging governance issues, including those relating to dual-class share structures; regulatory developments; diversity disclosure; director independence; conflicts of interest; directors’ duties; director term limits and retirement policies; share ownership; corporate purpose; environmental and social issues; shareholder activism; and proxy advisory services policies.

	•	reviewed the independence and recommended the nomination of each director nominee
	•	reviewed the proxy circular disclosure and skills matrix
	•	reviewed comments received from shareholders and provided responses thereto
	•	completed a substantial review of the Committee’s charter and Board Mandate

The Governance Committee welcomes input from shareholders on governance matters. Email: Governance@Teck.com.

Report of the Compensation, Talent & Technology Committee
Members	Dowling (Chair), Ashar, McVicar, and Power
Members’ Qualifications
Each member has significant experience relevant to committee responsibilities, through compensation committee and/or other executive experience with other companies.  Please see their biographies beginning on page 9 for further details.

Meetings in 2019	The committee met four times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its Charter.
Key Responsibilities	•
assist the Board in carrying out its responsibility for developing policies on and reviewing and approving executive and Board compensation and other broadly applicable compensation and benefit programs

	•	oversee material compensation plans with respect to risk management principles
	•	assist the Board in oversight of succession planning, talent management, and executive development programs
	•	assist the Board in oversight of innovation and technology matters, including strategy implementation, research and development, and adoption of emerging technologies
Key Activities in 2019	•	reviewed and recommended to the Board:
		•	the CEO’s performance evaluation, based on assessing the CEO’s performance against established annual objectives and input received from other Board members
		•	the CEO’s compensation, including adjustments to base salary, annual incentive bonus, and long-term incentive grant
•
the recommendations of the CEO regarding annual objectives and compensation for other senior executives, including evaluation of performance relative to these objectives and adjustments to base salaries, annual incentive bonuses, and long-term incentive grants

		•	benefits and other perquisites for the senior executive group
•
non-executive director compensation, including increased retainers and equity grants for non-executive directors other than the Board Chair and Vice Chair following the review of benchmarking data provided by Meridian

		•	the appropriate peer group of companies on which to assess the competitiveness of Teck’s compensation policies and plans
		•	the appropriate peer group of companies to use for the relative total shareholder return performance (“TSR”) metric for the PSU plan
	•	reviewed executive and director compensation disclosure to ensure it reflects the decisions and rationale of the Board
	•	performed functions assigned to it under the equity compensation plans, including evaluating and recommending to the Board for approval equity grants for directors, executives, and employees
	•	reviewed the shareholdings of the CEO, NEOs, and directors relative to the mandatory minimum shareholding requirements established by the Governance Committee
	•	reviewed material compensation programs to confirm alignment with risk management principles and no encouragement of inappropriate or excessive risk taking
	•	received and reviewed reports on the following:
		•	succession planning with respect to the CEO and other members of senior management
		•	potential changes to income tax rules related to stock option taxation
		•	executive development programs
		•	human resources strategic objectives and progress against previous goals
		•	a benchmarking survey of executive compensation, to assess Teck’s compensation in the context of peer company practices
		•	a benchmarking study of director compensation
		•	an independent compensation risk assessment, conducted by Meridian
		•	Teck’s third annual Gender Pay Equity Review
		•	Executive compensation market trends, provided by Meridian
	•	received briefings on Teck’s RACE21™ program strategy, goals and progress in 2019
	•	completed its annual charter review, including substantial revisions relating to integration of technology and innovation matters

Report of the Safety & Sustainability Committee
Members	Snider (Chair), Chong, Dottori-Attanasio, Fukuda, Pickering, and Murray
Meetings in 2019	The committee met five times. It has approved this report and is satisfied that it has carried out all of its responsibilities required under its Charter.
Key Responsibilities	Review corporate policies, procedures, and performance with respect to health and safety, the environment, community and indigenous relations, climate change, tailings, and reclamation matters
Key Activities in 2019	•	reviewed and recommended to the Board Teck’s annual sustainability goals and targets
	•	received a deep-dive educational session on Elk Valley water quality, including meetings with independent consultants
	•	completed a site visit to Teck’s Highland Valley Copper mine in British Columbia, Canada
	•	received regular updates on:
		•	safety lag and lead indicators, occurrence reports, the results of incident investigations, remedial measures, and dissemination of findings
		•	environmental management planning, occurrence reports, and remedial measures
•
Elk Valley Water Quality Plan compliance, research related to Saturated Rock Fills and other emerging technologies, and other selenium, nitrate and other deleterious element reduction and remediation matters

		•	community and indigenous relations and human rights issues and initiatives
		•	government engagement and proposed or expected changes to relevant health, safety and environmental standards, laws, and regulations
		•	tailings facilities and legacy properties
		•	climate change
	•	received special reports on the following:
		•	tailings management and risks, including an in camera meeting with independent experts involved in Teck’s external tailings review
		•	Teck’s updated sustainability strategy and goal planning process
		•	ESG performance review
		•	human rights benchmarking
		•	legacy properties
		•	Trail air quality
		•	QB2 community engagement and permitting
		•	Chilean social unrest
		•	Teck’s vehicle safety strategy
	•	completed its annual charter review

For information on our sustainability strategy, please see our most recent Sustainability Report, which is available on our website.
Information about Corporate Governance
Teck’s Board and management are committed to leadership in corporate governance.  As a Canadian reporting issuer with securities listed on the TSX, we have in place a system of corporate governance practices that meets or exceeds all applicable Canadian requirements.
Although Teck is a “foreign private issuer” for purposes of its NYSE listing and is therefore not subject to the NYSE corporate governance standards, the Board has determined that at least a majority of its directors must satisfy the director independence requirements under those standards.  The Governance Committee has further determined that Teck’s corporate governance practices do not differ in any material way from those followed by NYSE listed U.S. domestic issuers, with any differences being a matter of form rather than substance.  One exception is with respect to certain ‘bright line’ independence rules, which apply to NYSE, listed U.S. domestic issuers that do not apply to Teck as a foreign private issuer.  For more information, see page 31.

Governance Highlights
Governance Topic	Our Practice
Dual Class Share Structure
The Board pays special attention to maintaining governance practices appropriate for a corporation with a dual-class share structure to ensure that the interests of all shareholders are considered and respected.

Read more about our Dual Class Share Structure on page 33
Director Independence	A majority of directors are independent, and, if all nominated directors are elected, only two of 12 (17%) of Teck’s will be non-independent.
Meetings of Independent Directors
The Board has adopted a policy that at each Board and Committee meeting held, the non-executive directors will meet without management present and the independent directors will meet without non-independent directors present.

Independent Chair
Dominic Barton served as Independent Chair of the Board from his appointment on October 1, 2018 until his resignation from the Board of directors effective September 4, 2019, at which time Sheila Murray, an independent director, was appointed acting Board Chair while the Board conducted a process, with the support of an independent advisor, to identify a long-term replacement for Mr. Barton.  Following the conclusion of the chair selection process and on the recommendation of an independent sub-committee of directors, on February 6, 2020, Ms. Murray was appointed as Independent Chair of the Board.

Read more about Director Independence on page 31 and about our Chair selection process on page 34
Position Descriptions	A position description for the Independent Chair of the Board has been approved by the Board and sets out the Chair’s responsibilities, including:
	•	chairing meetings and facilitating frank and open discussions
	•	providing ethical and independent leadership to enable the Board to effectively function with integrity
	•	advising and assisting the Board and management in the development and execution of strategy
The Board has also adopted position descriptions for the various Committee Chairs.
The Position Description for the Independent Chair of the Board and other governance related documents are available on Teck’s website at www.Teck.com/corporate-governance
CEO Position Description
A position description for the CEO has been approved by the Board.  The CEO reports to the Board, has general supervision and control over the business and affairs of Teck, and is expected to (among other things):

	•	foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfills social responsibility
	•	develop and recommend to the Board a long-term strategy and vision for Teck that leads to creation of shareholder value
	•	develop and recommend to the Board annual business plans and budgets that support Teck’s long-term strategy
	•	consistently strive to achieve Teck’s financial and operating goals and objectives
Director Nominations	The Governance Committee is responsible for recruiting and proposing new director nominees and does the following on an ongoing basis:
	•	consults with the Board to identify the mix of skills, expertise and qualities required and assess additional attributes required to maintain an appropriate mix, including diversity considerations
	•	identifies impending Board vacancies to allow time for recruitment;
	•	develops a short-list of candidates and their availability and arranges meetings with the Governance Committee, Board Chair, CEO, and other Board members as may be practicable
	•	ensures candidates are prepared to take on required level of commitment expected of Teck Board members
	•	recommends proposed nominees to the Board
Board Renewal
The Board has not adopted term limits; however, the Board believes that effective Director renewal has taken place without any formal mechanisms, with nominated Directors having an average tenure of 7.4 years (5.1 years for independent directors) and 7 of 12 having joined the Board in the last 5 years.

Governance Topic	Our Practice

The Board places emphasis on rigorous evaluation and believes that a balance between long tenure, familiarity with Teck’s business and long-term perspective on the industry, and fresh perspective is essential for effective governance.

Read more about Board Renewal on page 34
Majority Voting
The Board has adopted a majority voting policy consistent with the TSX rules for uncontested director elections and uses individual voting for director elections.
In an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” will promptly tender a resignation to the Board, which will be considered by the Governance Committee.  Absent extraordinary circumstances, the Board will accept the resignation.  The Board will announce its decision in a news release, which will be filed with the TSX and NYSE, within 90 days following the meeting, including reasons for rejecting a resignation, if applicable.  A director who tenders a resignation under this policy will not participate in any meeting of the Board or Governance Committee at which his or her resignation is considered.

Diversity - Board	The Board has adopted a company-wide Inclusion and Diversity Policy, and a specific policy regarding Board and Executive Officer diversity.
If all nominees proposed to be elected as directors at the Meeting are elected:
• 3 of 12, or 25%, of directors will be women, including the Board Chair (30% of independent directors);
• 4 out of 12, or 33%, of directors will be visible minorities (40% of independent directors); and
• No directors will be Aboriginal peoples or persons with disabilities.

When considering candidates for director, the Governance Committee and Board consider the level of representation on the Board of designated groups other than persons with disabilities, but no targets have been set.

Diversity - Executives
Teck considers the level of representation of designated groups, being women, visible minorities, persons with disabilities, and Aboriginal peoples in executive officer positions but has not set any targets.  Two out of 14 members of senior management of Teck as defined in the CBCA are female (13%), including the Board Chair, and no members are visible minorities, Aboriginal peoples, or persons with disabilities.
Within Teck’s larger senior management team, an additional six of 23 members (26%) are women, one of 23 (4%) is a visible minority, and no members are Aboriginal peoples or persons with disabilities.

Read more about Diversity on page 36
Mandatory Shareholdings
We require non-executive directors to own shares or share units equivalent to not less than three times their annual cash retainer and share-based retainer.
Senior management are also required to maintain holdings of shares and/or share units equal to two times their annual salary, with the CEO required to hold five times his annual salary.

Read more about mandatory shareholdings for directors on page 20 and for executives on page 58
Board Evaluations
In 2019, the Board engaged KPMG to assist in conducting its annual evaluation.  Each Board member completed a detailed questionnaire to provide quantitative and qualitative feedback on Board, Committee, and individual performance in key areas. Following the completion of the surveys, KPMG conducted follow-up interviews with each Board member to gather in-depth feedback from individual directors.  KPMG then compiled a comprehensive report for the Board Chair and Chair of the Governance Committee and presented its findings to the full Board, including recommendations for improvement of board function and corporate governance practices.  The Governance Committee expects to repeat this process in 2020.

Following the KPMG presentation, the Governance Committee put in place an action plan to implement the recommendations and improve the Board’s operations and effectiveness.  Work is ongoing in 2020 to implement the recommendations, though immediate changes were made to implement certain items, including instituting a standing conflicts of interest item and holding in camera meetings of non-executive and independent directors at each Board meeting.

In addition, in December 2019, representatives from Russell Reynolds Associates met with individual directors to get solicit their view on internal candidates as part of the Chair selection process.

Governance Topic	Our Practice

Shareholder Engagement	The Board has adopted a Shareholder Engagement Policy, which describes how shareholders can provide direct feedback to the Board.
Read more about Shareholder Engagement on page 39
Director Orientation	The Board has adopted a Director Orientation Program designed to:
	•	provide each new director with a baseline of knowledge about Teck that will serve as a basis for informed decision-making;
	•	tailor the program for each new director, taking into account his or her unique mix of skills, experience, education, knowledge and needs; and
	•	deliver information over a period of time to minimize the likelihood of overload and maximize the lasting educational impact.
The orientation program consists of a combination of written materials, one-on-one meetings with Teck senior management, site visits, and other briefings and training as appropriate.
Continuing Education
The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process.  To facilitate ongoing education, Teck has a formal program of continuing education in place, and, as part of that program Teck:

	•	arranges presentations by internal and outside experts to the Board or committees on matters of particular import or emerging significance
	•	provides briefings on matters of particular interest in advance of scheduled Board meetings
	•	distributes written background materials on matters of relevance to Teck’s business
	•	arranges tours of mine sites and other operations for groups of directors or committees of the Board, where directors have direct contact with operating management
	•	identifies external opportunities for continuing education, such as industry conferences, which may be of interest to individual directors
Directors participate as discussion leaders and panelists on topical issues facing Teck and the industry at annual strategic planning meetings.
Read more about Director Education on page 38
Director Compensation
Director and officer compensation is established by the Board, as recommended by the Compensation Committee on the advice of independent consultants and with reference to market data, with a view to establishing target compensation at the median of the Compensation Comparator Group.

We pay director compensation only to non-executive directors and do not issue options to directors.  With one exception, our directors take a substantial proportion of their fees in a share-based retainer, with most of our directors opting to take all of their fees in DSUs.  Until the mandatory minimum shareholding is reached, non-exempt new directors must take all of their compensation in the form of DSUs, other than travel fees and reimbursement for out-of-pocket costs.

Read more about Director Compensation beginning on page 16
Board Interlocks
The Board has not set a formal limit on the number of directors who may serve on the same board of another company, however, we do assess Board interlocks in nominating individuals to serve on the Board and disclose interlocks when they occur.  There are currently no interlocking directorships.

Over-boarding Policy	The Board believes that directors must have sufficient time available to properly prepare for and attend Board meetings in order to make a full contribution to the Board.
Directors are expected to attend all meetings of the Board and Board committees on which they serve, to come fully prepared, and to remain in attendance for the duration of the meetings.
The Board considers an individual to be over-boarded (and generally not eligible for nomination as a Teck director) where:
	•	the individual sits on more than three public company boards in addition to Teck, if the individual is not otherwise employed
	•	the individual sits on more than one public company board in addition to Teck, where that person is employed full time
The Governance Committee may make exceptions if satisfied that a nominee will be able to devote sufficient time and attention to Board matters despite outside commitments.
Once on Teck’s Board, directors must consult with the Chair prior to accepting additional positions.

Governance Topic	Our Practice
Code of Ethics	The Board has adopted a Code of Ethics, which is available on our website at www.Teck.com and on SEDAR at www.sedar.com.

The Board receives quarterly reports on the operation of Teck’s fraud reporting system and any reports to its whistleblower hotline.  Employees, officers, and directors certify their compliance with the Code of Ethics annually.

Conflicts of Interest
Each director must possess and exhibit the highest degree of integrity, professionalism and values.  A director who has a real or perceived conflict of interest regarding any matter under consideration is required to advise the Board and refrain from participating in any discussion of the matter and abstain from voting on it. A standing conflict of interest agenda item has been added to the agenda at each Board meeting in order to facilitate disclosure of any potential issues.

Ethical Business Culture
Teck’s “Doing What’s Right” program reinforces the core values set out in our Code of Ethics.  This program is refreshed through bi-annual online training for all officers and directors and employees other than union or hourly workers.

Compliance with the Code of Ethics is monitored by an annual survey of directors and staff employees.  Directors and staff are required to certify that they have complied with the Code, and are either not aware of any non-compliance or that they have reported instances of apparent Code infractions to management, the Chair of the Audit Committee, or otherwise as prescribed

Claw-Back Policy	Teck has adopted a formal policy to recoup management compensation in appropriate circumstances.
Read more about Teck’s Clawback Policy on page 50
Anti Hedging Policy
Teck’s Employee Trading Policy prohibits insiders and employees from selling shares in Teck that they do not own or have not fully paid for (short-selling) and from buying or selling financial instruments on shares of Teck at any time that are designed to hedge or offset a decrease in the value of Teck’s shares, including equity-linked compensation.

Social and Environmental Policies	Teck has adopted and implemented social and environmental policies, including a Code of Sustainable Conduct, which sets out specific requirements related to:
	•	legal compliance and ethical business conduct
	•	impact risk and opportunity management
	•	identification, control and promotion of safety and health performance
	•	sound environmental conduct and continuous improvement in performance
	•	fostering dialogue with stakeholders and respect for the rights, interests and aspirations of Indigenous People
	•	support for local communities and promotion of responsible use and supply of our products
	•	maintaining a confidential feedback mechanism and conducting regular audits.
Teck has also adopted
	•	a Health and Safety Policy and a Health and Safety Guide for Exploration
	•	a Water Policy
	•	a Human Rights Policy and
	•	an Indigenous Peoples Policy

Teck has taken steps to implement the Code of Sustainable Conduct and related policies through adoption of our Health, Safety, Environment and Community Management Standards, which provide direction to all operations and auditable criteria against which performance is measured.

Safety and sustainability (including environment, climate change, human rights, Indigenous relations, and community) performance are metrics used in our bonus plan and objectives are set for improvement on an annual basis. For more information, see page 50.

Independence Determination
Each year, a detailed questionnaire is circulated to all director nominees to elicit the information required to assess director independence prior to the annual meeting. The Governance Committee assists the Board in its independence assessment for general Board purposes and for service on the Audit Committee, considering both the independence requirements of National Instrument 52-110 and the rules of the TSX and NYSE applicable to Teck.

The Board considers directors to be independent if they are not members of management and are free of any interest or any business, family, or other relationship that could reasonably be perceived to interfere with their ability to act with a view to the best interests of Teck, other than interests and relationships arising solely from holdings in Teck.
The Board also considers whether directors have a direct or indirect material relationship with Teck as defined in subsection 1.4 of National Instrument 52-110.  Any such material relationship will lead the Board to conclude that the relevant director is not independent.
The Board has concluded that each nominee to the Board is independent such that 10 out of 12, or a majority, are independent other than:

•	Mr. Lindsay, who is Teck’s President and CEO
•	Mr. Keevil, who is related to Teck’s former CEO and Chairman
Though Teck is a “foreign private issuer” for purposes of its NYSE listing and is therefore not subject to the NYSE corporate governance standards, the Board has determined that at least a majority of its directors must satisfy the director independence requirements under those standards.  Messrs. Fukuda and Higo are both employees of SMM or its subsidiary.  In 2019, following a competitive bidding process, SMM together with Sumitomo Corporation, acquired an interest in the subsidiary that holds the QB2 project, for consideration consisting of US$1.3 billion in earn-in and matching contributions, plus certain contingent payments payable on the occurrence of certain project milestones.   While the Board has determined that Messrs. Fukuda and Higo are “independent” under the NYSE listing standards applicable to foreign private issuers, because of the amount of that payment, they would not be considered “independent” under the NYSE listing standards if Teck were a U.S. domestic issuer.
The Board has adopted a policy having an in camera session without management and for independent directors for a portion of each Board meeting.
Risk Oversight
The Board has an overarching responsibility to take reasonable steps to ensure that management identifies, understands, and evaluates the principal risks of and to Teck’s business, implements appropriate systems to manage these risks, and achieves a proper balance between risk and reward.  The Board receives regular quarterly reports from management on global and site-specific risk management, ethical conduct, environmental management, and employee health and safety, in addition to detailed reports on particular risk issues.
The Board considers that the most significant risks facing Teck vary from time to time depending on the prevailing economic climate and the specific nature of Teck’s activities at the relevant time.  At each meeting of the Board, the Board discusses risks associated with Teck’s business, reviews Teck’s risk tolerance for existing operations, new projects, and developments, and considers general and particular risks Teck faces.  The Board has reviewed a risk appetite statement that outlines Teck’s appetite for various categories of risk and relevant risk mitigation measures and closely monitors the potential vulnerability of Teck’s operations and financial condition in light of risks that may arise, including:

•	risks related to commodity prices, exchange rates and general economic conditions;
•	risks related to project development, including the risk of capital cost overruns and delays in receipt of permits or governmental approvals;
•	risks related to water quality management and other environmental issues;
•	risks related to technology and information technology, including data security;
•	risks related to existing operations, such as those associated with natural catastrophes, labour disputes and potential social issues;
•	risks relating to outstanding litigation that Teck may be involved in from time to time; and
•	longer-term risks such as physical and transition risks associated with climate change, political risk, and risks related to adverse changes in tax or environmental regulation.
A detailed list of risk factors facing Teck can be found in our most recent Annual Information Form, which is available on SEDAR at www.SEDAR.com.

As noted above, the relative significance of these risks shifts over time and the Board’s assessment of the relative significance of these risks will depend in part on the issues before the Board at the time.  The Board regularly reviews management’s processes in place for identification, monitoring, transfer and mitigation of all of these risks.  The Audit Committee has separate processes in place to monitor risks related to financial reporting and financial matters, and management’s processes to deal with those risks.
Dual-Class Share Structure – Governance Considerations
The Governance Committee regularly assesses governance principles and developments relating to our dual-class share structure.  The Board believes that our governance practices and track record reflect a consistent regard for the interests of all shareholders, notwithstanding the different voting rights inherent in our capital structure.
Teck’s dual-class share structure has been in place since a 1969 corporate reorganization in which all outstanding shares of Teck Corporation (as it then was) were converted into Class A common shares to facilitate the consolidation of a group of related operating and exploration companies.  Since 1969, Teck has issued Class B subordinate voting shares to enable Teck to grow by acquisition and new mine development.
The Class B subordinate voting shares carry approximately 41.0% of the aggregate votes available at joint shareholder meetings and rank equally with Class A common shares in all respects except voting.  Although the holders of Class A common shares exercise a majority of total votes, under the Canada Business Corporations Act, the approval of the holders of each class of shares, voting separately as a class, is generally required for fundamental corporate changes.  In 2001, with the approval of both its Class A Common and Class B shareholders, Teck amended its articles to adopt “coattail” provisions for the benefit of Class B shareholders, with the aim of ensuring fair treatment of Class B shareholders in the event of a takeover bid which is accepted by holders of a majority of Class A common shares.  These coattail provisions are discussed below under the heading “Subordinate Voting Shareholder Protection”.
There are approximately 7.8 million Class A common shares and 539.5 million Class B subordinate voting shares currently outstanding.  Both classes of shares are widely held and listed on the TSX, with the Class B subordinate voting shares also listed on the NYSE.  While the trading volume of the Class A common shares is modest when compared to the trading volume of the Class B subordinate voting shares, there are no restrictions on an investor purchasing Class A common shares in the market.
Keevil Holdco, SMM and related parties hold Class A common shares which carry approximately 43.8% of the votes available at joint shareholder meetings.  Investors unrelated to those parties hold Class A common shares which carry 15.2% of the total votes.
The Governance Committee believes that the major longstanding holders of Class A common shares are committed long-term investors, many with a deep knowledge of Teck’s business and its industry.  The Board considers that this longer-term perspective has permitted Teck to make decisions that have helped grow shareholder value significantly over the last few decades and will continue to benefit all shareholders.  The Board rejects the proposition that dual-class share structures are inherently unfair or improper.  In many forms of business organizations, certain investors and stakeholders have few or no voting rights.  Purchasers of preferred shares, limited partnership units and many forms of debt instruments often hold voting rights more restrictive than those attached to Teck’s Class B subordinate voting shares.  It is widely accepted that appropriate governance practices can ensure that the interests of all these security holders are considered and respected, and the Board believes that the same is true in the case of a dual-class structure.
While in the vast majority of matters that come before the Board, the interests of the Class A and Class B shareholders are entirely aligned, the Governance Committee and the Board recognize that to fulfill Teck’s commitment to good governance, a dual-class share structure requires vigilance and robust governance practices.  The dual-class share structure does create a disparity between voting interests and equity interests that could create some potential for conflicts of interest, as it would in any public company where there is an identifiable shareholder or group of shareholders holding majority voting control, whether under a dual-class share structure or a single voting class structure.

Accordingly, the Board and the Governance Committee closely scrutinize any situation in which the interests of Class A shareholders and Class B shareholders could diverge.
In this respect, our governance practices are intended to avoid even the appearance of a potential conflict of interest.  For example:

•
only three directors out of 12 nominated for election at the Meeting have any interest in or relationship with any of the major Class A shareholders and none of the remaining directors hold any Class A shares;

•
our Board committees are constituted with a majority of independent directors, and our Audit, Governance, and Compensation Committees consist of 100% independent directors who have no relationship with management or the major Class A shareholders

•	directors are required to maintain minimum holdings of Class B subordinate voting shares or share units linked to the price of Class B subordinate voting shares;
•	equity-linked compensation for directors and officers is tied to the Class B subordinate voting share price
•	we publicly report shareholder voting results in detail, including by class; and
•	only one director, the CEO, is a member of management.
Teck’s dual-class share structure has been key in facilitating its growth into a major diversified Canadian mining company.  Ultimately, any decision about the appropriateness of the structure is a question for all shareholders, as any change in voting rights would require the approval of each affected class of shareholders, voting separately.  So long as Teck has more than one class of voting shares, the Governance Committee and the Board will diligently apply appropriate measures to ensure governance that respects the interests of all shareholders.
Subordinate Voting Shareholder Protection
The Class B subordinate voting share rights contain so-called “Coattail Provisions” providing that if an offer (an “Exclusionary Offer”) to purchase Class A common shares is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share at the holder’s option, provided that any converted Class A common shares are deposited to the Exclusionary Offer.  Any shares so converted will automatically convert back if they are withdrawn from the Exclusionary Offer or not otherwise ultimately taken up and paid for by the offeror.
The Class B subordinate voting shares will not be convertible if holders of a majority of the Class A common shares (excluding shares held by the offeror) certify to Teck that they will not, among other things, tender their Class A common shares to the Exclusionary Offer.  The Coattail Provisions will not apply if an offer to purchase Class A common shares does not constitute a “take-over bid” under applicable securities legislation or stock exchange requirements or is otherwise exempt from any requirement that the offer be made to all or substantially all holders of Class A common shares.
The above is a summary only and reference should be made to the full text of the Coattail Provisions in the Teck’s articles, which are available on our website at www.Teck.com.
Board Renewal
The Board periodically reviews its processes for Board renewal, including whether it should establish director term limits or should maintain a formal retirement policy.  Following a detailed review, the Board has determined not to institute term limits for directors and to terminate the retirement policy formerly in place.  Instead of imposing an arbitrary age or term limit, the Board relies on an ongoing regular appraisal of the skills and contribution of individual directors in light of the combination of skills and experience required for the Board to function well.
The Board believes that this ongoing assessment of the Board’s needs, combined with a rigorous director evaluation process and periodic rotation of Committee chairs and members, allows the Board to maintain the appropriate balance between long tenure, which brings great familiarity with Teck’s business, institutional memory, and long term perspective on the mining industry, and fresh perspective which can prompt re-examination of various aspects of the business.
When the former Independent Board Chair, Dominic Barton, resigned, the Board, on the recommendation of the Governance Committee, elected not to replace him as a director and instead to shrink the Board to 13 directors.
On February 26, 2020, Ms. Dottori-Attanasio advised the Board that she would not be standing for re-election.  In 2020, the Corporate Governance & Nominating Committee will determine whether she will be replaced and, if so, will conduct a process to determine her replacement.
Of the 12 directors proposed for nomination at the Meeting, as at the date of the Meeting, 7 (or 58%) will have 5 years of service or less, 2 (or 17%), will have between 6 and 10 years of service, and 3 (or 25%) have 11 or more years of service.  Directors recently appointed or elected to the Board include Ms. Power in 2017, Ms. Murray in 2018 and Mr. Higo in 2019.
The Board believes that its approach provides for effective Board renewal, ensuring the diversity of experience and skills required for effective decision making at both the Board and committee levels.
Chair Succession
In September 2019, Teck’s previous Independent Board Chair, Dominic Barton was appointed Canada’s ambassador to China.  On an interim basis, effective the date of Mr. Barton’s resignation, the Board appointed Sheila Murray, the Chair of Teck’s Governance Committee as acting Board Chair while the Board formulated and completed a search process to fill the role on a more permanent basis.  The search process was led initially by the Governance Committee, who engaged Russell Reynolds Associates to act as an independent advisor to the Board and assist with the evaluation of internal and external candidates.  This evaluation included interviews with individual directors to gauge their interest in and views on the role and to assess their peers’ effectiveness and suitability for the role.  Russell Reynolds assisted in developing a position specification and competency model for assessing potential candidates, which included relevant industry experience and exposure, governance, leadership style, among other considerations, and complied a report with their findings, which were presented to the Board.
Following a narrowing of the candidates and a delineation of the desired process, an ad hoc independent sub-committee of the Board was formed to complete the review process and make a recommendation to the full Board on the final candidate.  The Chair Recommendation Committee met three times in early 2020 and, with the assistance of Russell Reynolds, evaluated the candidates, both internal and external, relative to the competency model.  The Chair selection process concluded with the recommendation of the sub-committee that the Board appoint Ms. Murray as Independent Board Chair on a permanent basis, which the Board unanimously approved on February 6, 2020.
Directors’ Skills and Experience
The Board believes that a broad range of competencies and skills is necessary for the Board to discharge its responsibilities.  Specific skills and competencies must be considered in the context of integrity and good judgment, together with the ability to devote sufficient time to Board affairs.  The following skills matrix sets out the areas of expertise that the Board considers important in the context of our business, and identifies the top four areas of expertise as identified by each nominated director.  This matrix is used to assess the needs of the Board in the context of succession planning.

Area of Expertise	Ashar	Chong	Dowling	Fukuda	Higo	Keevil III	Lindsay	McVicar	Murray	Pickering	Power	Snider
Corporate Governance Sophisticated understanding of corporate governance practices and stakeholder engagement						X			X
Strategic Planning Executive or board experience in strategy development, execution, analysis, and or oversight	X	X		X	X	X	X					X
International Business Executive or board experience with entities operating in multiple jurisdictions with diverse political, cultural, regulatory, and business environments		X	X	X	X		X			X	X
Mining Executive or board experience at a major public or private mining company with operating and mineral processing experience			X	X	X					X		X
Oil & Gas Experience with oil and gas development and operations, including production and marketing	X							X			X
Transactions & Projects Experience with acquisitions, divestitures, joint ventures, M&A transactions, or large scale project execution							X	X	X			X
Commodities Business Executive or board experience in a commodities-based business, including marketing and logistics			X	X	X						X
Human Resources & Compensation Direct experience in compensation practices, talent management and retention, and succession planning			X						X			X
Finance & Financial Reporting Technical expertise on financial statements and reporting matters, critical accounting policies, issues related to internal and external audits, and internal controls							X	X			X
Environment & Sustainability Direct experience with environmental, health, community relations, and/or safety policy, practices and management	X					X				X
Legal Experience as a lawyer either in private practice or in-house with a publicly listed company or other large organization		X							X
Risk Management Experience identifying, assessing, managing, and reporting on corporate risk	X	X						X
Technology Experience with technology development or application, which may include emerging technologies, information technology systems and/or cyber security						X				X
Years on Teck Board	12	3	7	3	1	22	14	5	1	4	2	4
Age	64	67	64	56	58	56	61	51	64	72	55	69
Diversity
Teck values diversity.  The Board believes having directors with diverse backgrounds experiences benefits Teck by enabling the Board to consider issues from a variety of perspectives.  Diversity can enhance effective decision-making and strategic planning.  When assessing potential candidates for nomination to the Board, the Governance Committee considers gender, national origin, and ethnicity, including Indigenous heritage, in addition to business skills, qualifications and career history, including experience in foreign jurisdictions.  In the final analysis, the Governance Committee values the insight and judgment that can be garnered from the broad spectrum of different approaches that a diverse slate of directors can bring to the issues facing Teck as a global mining enterprise.

The Governance Committee considers the level of representation of women, visible minorities, and Aboriginal peoples in identifying and nominating candidates for election or re-election to the Board and has adopted specific measures to ensure that women nominees are considered when candidates for election to the Board are considered.  The Board has adopted a written policy in this regard, which includes a requirement that search consultants retained to assist with the identification of potential candidates to the Board be instructed to ensure that candidates reflecting the Board’s diversity criteria, including those pertaining to gender diversity and representation of visible minorities and Aboriginal peoples, are brought forward for consideration.  The Board has not adopted a policy with respect to the representation of persons with disabilities on the Board.
Having carefully considered the question, the Board has elected not to adopt a target number or percentage of women, visible minorities, Aboriginal peoples, or persons with disabilities on the Board on the grounds that appropriate skills and experience must remain the overriding criteria for nomination to the Board, and to guard against any perception that directors may have been nominated solely or primarily on the basis of those characteristics.
If all nominees proposed to be elected as directors at the Meeting are elected,

•	three of 12 directors, or 25%, will be women, including the Board Chair (30% of independent directors);
•	four of 12 directors, or 33%, will be visible minorities, (40% of independent directors); and
•	no directors will be Aboriginal peoples or persons with disabilities.
The Governance Committee will annually review the process for ensuring that diversity criteria are considered in accordance with its policy when nominees to the Board are considered.  The Board will measure the effectiveness of its policy over time by tracking Board diversity and reviewing candidate pools for diversity criteria.
The Board believes that diversity at Teck can help create a stronger company.  We recognize that women in particular are underrepresented in management roles within our company and within the mining industry as a whole.  Although the number of women in leadership roles within Teck has almost doubled since 2010, women still represent only 20% of all employees (an improvement of 4% since 2017).  We are committed to equality of opportunity and are taking concrete steps to strengthen the diversity of our talent pipeline and increase the representation of women in management roles within Teck.  These include: proactively reviewing development plans for high-performing and high-potential women; identifying talented individuals for leadership development programs and encouraging them to apply for more senior roles; developing family-friendly policies for mid-career women to assist with recruitment and retention; and changing job descriptions and job titles to be more gender neutral and inclusive.
With respect to members of senior management, the Board considers the level of representation of women in executive officer positions when making executive officer appointments, as part of a broader focus on diversity in our workforce and management.  For this purpose, we define diversity to include differences in age, race, gender, physical attributes, belief, language, sexual orientation, education, social background and culture.
The Board has not adopted specific numerical targets regarding numbers of women, visible minorities, Aboriginal peoples, or persons with disabilities in executive officer positions, on the grounds that appropriate skills and experience must remain the primary criteria for such appointments, and out of a concern that the establishment of numerical targets could create a perception that persons in executive officer roles have been appointed solely or primarily on the basis of those characteristics rather than their specific qualifications.  We are committed, however, to taking measures to enhance the advancement of women in management.  To that end, our Senior Executive Diversity Committee, chaired by the Senior Vice President and Chief Human Resources Officer (“CHRO”) and with representation from senior management, has adopted objectives regarding the further development of a diversity strategy, the implementation of specific measures aimed at attracting and retaining a diverse workforce, and ensuring that diversity is taken into account in management appointments.  Teck is seeking to increase female participation in all levels of its workforce.  Teck completed its second annual gender equity pay review in 2018, including an analysis of bonus and review rankings by supervisors, which found no evidence of a systemic gender pay issue and assists in tracking progress of high potential female employees.  In addition, Teck is holding gender intelligence training workshops for employees at multiple sites, with over 1,200 employees having participated to date.
Of Teck’s 15 members of senior management as defined in the CBCA, currently two (or 14%) are women, including the Board Chair, and there are no members who are visible minorities, Aboriginal peoples, or persons with disabilities.  Out of Teck’s larger senior management team, an additional six of the 23 members (26%) are women, one member (4%) is a visible minority, and no members are Aboriginal peoples or persons with disabilities.
Management Succession Planning
In accordance with its mandate, the Board as a whole has oversight of succession planning for senior management.  Succession plans for all senior positions are developed and maintained by the CHRO in consultation with other senior executives.  The Board annually reviews and considers a report from the CEO regarding potential succession candidates by position, as well as management’s action plans for positions where no succession candidate has been identified.  The Board separately considers succession as it relates to the CEO.  The CEO annually presents a detailed report on potential successors to his position, which takes into account the state of readiness of internal succession candidates to succeed the CEO on an emergency, interim, and permanent basis, as well as critical experiences and other attributes required in order for each candidate to enhance his or her readiness for succession.  The Board goes over the report position by position and discusses the individual attributes of each member of management in camera with the CEO.
Orientation and Continuing Education of Directors
As part of Teck’s orientation program, new directors are given copies of all policies, codes and mandates, provided with guidance concerning trading in Teck securities, blackout periods, and Teck disclosure practices.  Senior officers from each business division are made available to meet with new members to familiarize them with Teck’s operations, programs and projects.  Presentations made at these meetings, together with site visits, are intended to provide insight into Teck’s business and familiarize new directors with the policies and programs they require to perform their duties effectively.
Teck’s ongoing director education programs entail, as a matter of routine each year, site visits, presentations from outside experts and consultants, briefings from staff and management, and reports on issues relating to Teck’s projects and operations, sustainability and social matters, competitive factors, mineral and oil reserves and resources, the economy, accounting and financial disclosure issues, mineral and hydrocarbon education and other initiatives intended to keep the Board abreast of new developments and challenges that Teck may face.  Analysts’ reports relating to the industry are distributed to directors regularly, and selected press clippings covering the industry, actions by competitors, and commodity issues are distributed daily.  Directors participate at the Board’s annual strategy meeting in assessments of Teck’s possible growth paths and other strategic matters and are encouraged to attend, at Teck’s expense, industry conferences and director education seminars and courses.
Directors’ continuing education during 2019 included the following:
Presented by	Topic	Attendees
Management	Emerging Corporate Governance Issues	Ashar, Dottori-Attanasio, Dowling, Keevil, Lindsay, Murray, Pickering, Power, Snider
Management	Reserves and Resources Estimation and Reporting	Ashar, Chong, Dottori-Attanasio, Dowling, Fukuda, Higo, Keevil, Lindsay, McVicar, Murray, Pickering, Power, Snider
Management	Thriving in a Low Carbon World, The Circular Economy	Dottori-Attanasio, Dowling, Fukuda, Higo, Keevil, Lindsay, Murray, Pickering, Power, Snider
Management	Water Quality Management	Ashar, Dottori-Attanasio, Fukuda, Higo, Keevil, Kubota, Lindsay, Murray, Pickering, Power, Snider
Management	Tailings Management	Ashar, Dottori-Attanasio, Dowling, Fukuda, Keevil, Kubota, Lindsay, Murray, Pickering, Power, Snider

Presented by	Topic	Attendees
Management	Innovation & Technology in Mining, Industry Growth Drivers	Ashar, Chong, Dottori-Attanasio, Dowling, Fukuda, Keevil, Kubota, Lindsay, McVicar, Murray, Pickering, Power, Snider
Management	Site visit to Teck Highland Valley Copper Mine	Dottori-Attanasio, Dowling, Fukuda, Keevil, Kubota, Lindsay, Murray, Pickering, Power, Snider
McKinsey	Global Mega-trends and the Future of Mining	Ashar, Chong, Dottori-Attanasio, Dowling, Fukuda, Keevil, Kubota, Lindsay, McVicar, Murray, Pickering, Power, Snider
Queen’s University	Securities Regulation	Instructor - Murray
University of Arizona	Corporate Governance in Mining	Instructor - Snider
Harvard President’s University	Strategy and Leadership	McVicar
Blakes’ Business Class	Negotiating, Diversity & Unconscious Bias, Mergers & Acquisition Trends, and Shareholder Activism	Murray
Institute of Corporate Directors	Governance Third Party Outsourcing Cybersecurity Various	Dottori-Attanasio Dottori-Attanasio Dowling Keevil
National Association of Corporate Directors	Compensation Workshop	Dowling
Bank of America Merrill Lynch, BMO, PDAC, GLOBE	Mining and Metals Conferences	Keevil, Dowling, Lindsay
Various	Energy Industry Risk Conferences	Ashar
Various	Climate Change Risk	Dottori-Attanasio
Shareholder Engagement
The Board encourages shareholder participation at the Meeting, and the Chair and key Committee Chairs will be available at the Meeting to answer shareholder questions concerning governance matters.  The Board believes that constructive engagement with shareholders can provide valuable insight and assist the Board in maintaining the high standards of governance, particularly important in the context of Teck’s dual-class share structure.  The Board has adopted a Shareholder Engagement Policy, which is available on Teck’s website, to address how shareholders can engage with the Board.
Our Chair and the Chairs of the Compensation Committee and Governance Committees are available to respond to inquiries regarding governance matters, including the Board’s approach to executive compensation.  Requests for meetings will be considered on a case-by-case basis.  The Board will generally leave substantive discussion regarding the state of Teck’s business to management and may be restricted from discussing certain issues, but will endeavour to respond to all correspondence on appropriate topics on a timely basis, having regard to Teck’s Corporate Disclosure Policy.
Since our last annual meeting, we have engaged with shareholders extensively and members of the Board have met with shareholders representing approximately 18% of the Class B subordinate voting shares.  Discussion topics included our normal course issuer bid, dividend policy, capital allocation framework, our QB2 project, and environmental, social and governance matters.  In addition, in April 2019, members of the Board met with representatives of Climate Action 100+, an investor initiative whose signatories include more than 450 investors with over $39 trillion in assets under management, to discuss issues related to climate change and governance.
In 2017, the Board directed management to undertake significant engagement with major shareholders, in order to articulate the Board’s views on the analysis of the proxy advisory firms with respect to executive compensation, and to solicit direct feedback from shareholders with respect to Teck’s compensation practices.  Taking into account the results of the voting on the advisory resolution and the feedback received, we eliminated the granting of RSUs and DSUs to our NEOs and made substantial revisions to our performance criteria for our PSUs and PDSUs, in each case for grants beginning in 2017.  Prior to implementing the revisions, we again solicited the views of major institutional shareholders and the feedback received was largely supportive.
Teck strives to keep shareholders informed with respect to its business activities and financial results, including holding quarterly earnings conference calls, participating in roadshows and attendance by management members at numerous investor conferences, some of which are webcast. We hold an annual Investor and Analyst Day in Toronto where many members of management were available to answer questions from the investor community.  We also hold site visits to select operations in most years. Members of management also engaged with investors and proxy advisory firms with the aim of obtaining insight into their views on our governance practices and potential developments in best practices.
Feedback on our governance policies and practices is welcome and may be sent to: Governance@Teck.com or Independent.Chair@Teck.com

Information about Executive Compensation
This section outlines the executive compensation program at Teck and provides details on the Board review and decision making process for executive pay plans and awards.  Below is a summary of the leading practices that Teck has adopted to continue to align management interests to those of shareholders and to continue to strengthen Teck values:
Leading Practice	Read More
Advisory Vote on Executive Compensation ("Say on Pay")	Page 1
• We give shareholders the opportunity to provide their views on Teck’s executive compensation program through a formal advisory resolution.
Compensation Philosophy	Page 44
• We target the market median of our compensation peer group to set executive compensation target levels, with the ability to earn compensation above median levels for strong performance.
Compensation Mix	Page 46
•
81% of the CEO’s and approximately 75% of the other NEO’s total direct compensation is variable contingent on performance.  Teck’s compensation mix is slightly more heavily weighted toward long term incentives than our peer companies.

Clawback Policy	Page 50
• We have a policy which calls for the clawback of incentive compensation in appropriate circumstances.
Share Ownership Guidelines	Page 58
•
We have share ownership guidelines for senior management, which encourage executives to build and maintain equity ownership throughout their tenure and further align the executive compensation program with the interests of long-term shareholders.

Anti-Hedging Policy	Page 31
• Insiders and employees are prohibited from short-selling Teck securities and from buying or selling other instruments to hedge their share, unit and option holdings.
Performance Based Equity	Page 56
• Since 2014, the NEOs have received performance based equity compensation and in 2017, we stopped issuing time-vesting share units to NEOs altogether
Disciplined Bonus Plan	Page 51
• We adjust bonus plan payments to remove the effect of fluctuating commodity prices and foreign exchange rates, to ensure that our incentives reward underlying business performance.

Executive Summary
2019 Highlights
2019 was a challenging year for Teck, due to the lower commodity price environment and project development challenges, as well as operational challenges in our coal business and the related logistics chain.  Highlights include:
•	annual revenue of $11.9 billion and annual EBITDA of $1.4 billion;
•
in June, we closed the transaction through which SMM and Sumitomo Corporation subscribed for a 30% indirect interest in the subsidiary that owns the QB2 project by contributing US$1.2 billion to the project, with additional payments contingent on further development;

•	in November, we closed the $2.5 billion QB2 project financing; and
•	we distributed $111 million in dividends to shareholders and our Board directed management to apply an additional $600 million to the repurchase of Class B subordinate voting shares.
Our compensation outcomes for the year reflect the challenging conditions and performance in 2019.
Compensation Philosophy and Approach
We are in a highly cyclical, capital-intensive industry and we operate with a long-term outlook on building value for our shareholders.  Our executive compensation programs reinforce this by emphasizing long-term incentives.  Our Board is committed to pay for performance and to striking an appropriate balance between fixed and variable compensation.  We consider a variety of factors in setting executive compensation, including performance against objectives, market conditions and share price performance. Our share price performance is strongly influenced by changes in commodity prices, regardless of the operating performance of our business.
Our executive compensation programs feature the following key elements:
•	strong alignment with shareholders through an emphasis on equity-linked long-term incentives
•
an annual incentive program that adjusts, on a consistent formula basis, for changes in commodity prices and foreign exchange rates in order to more closely track management’s actual performance during the year.

•
performance-linked share units that pay out from 0-200% of target depending on performance measured against two metrics – relative total shareholder return and EBITDA growth relative to changes in the prices of commodities we produce.

Equity-Linked Compensation and Realizable Pay
Our Long Term Incentive Program for senior executives provides stock options, performance share units (“PSUs”) and performance deferred share units (“PDSUs”).  Stock options have a ten-year term and reward for share price appreciation while performance share units recognize management performance, encourage retention and build long-term shareholder alignment.  We no longer award RSUs or DSUs to senior executives, instead awarding only performance-linked share units in the form of PSUs or PDSUs.
Our emphasis on equity compensation and the significant shareholdings required of our executives create a direct link between share price performance and the potential value that can be realized from our equity programs.  Accordingly, based on Teck’s share price performance during 2019, the realizable value of executives’ shareholdings, including the in-the-money value of outstanding stock options and the mark-to-market value of outstanding share units, decreased substantially in 2019.  Actual proceeds realized on vesting or payout of these awards may vary significantly from their current realizable values.  Over the longer term, our realizable pay outcomes tend to reasonably reflect our target compensation levels, with significant volatility over the shorter term.
Due to disappointing price performance relative to our performance peer group, offset somewhat by EBITDA improvements relative to commodity price changes over the performance period, PSUs and PDSUs issued in 2017, which vested in December 2019, vested at the 90% level.  2017 was the first year in which two metrics were used for calculating the PSU performance factor. Teck’s total shareholder return (TSR) during the relevant period was lower than that of 11 of 12 peer companies, which resulted in a 0% performance factor for the TSR metric.  The second metric measures Teck’s EBITDA as against the price performance of the commodities that we produce.  Over the performance period, from the first quarter of 2017 to the third quarter of 2019, the price of the basket of commodities declined by approximately 25%, while rolling four-quarter EBITDA was essentially flat.  As a result, at the end of the performance period, the ratio of EBITDA to price index performance for the commodities was 1.543, resulting in an associated performance factor of 180%.  The two factors are weighted on an equal basis, resulting in a 90% performance factor overall, with 10% of the PSUs and PDSUs originally granted being forfeited on the vesting date.
As long-term incentives represented approximately 57% of NEOs’ direct compensation mix in 2019, the value derived from these vehicles strongly impacts the pay for performance relationship.  Given the cyclical nature of our business, the realizable value of these long-term incentives can vary dramatically from year to year.  In 2019, NEOs realized an aggregate of $0.9 million in gains on the exercise of stock options, due to the exercise options with an exercise price of $4.15 issued in 2009, which expired in February 2019.  As of the record date, only 31% of the 6,680,000 stock options issued to the NEOs and outstanding have any value.
The following chart compares the realizable value of $100 of total direct compensation awarded to the CEO during each year compared to the realizable value to shareholders of a $100 investment in Class B subordinate voting shares made on the first trading day of each year indicated, demonstrating the strong alignment between total compensation and shareholder outcomes.

Notes:
•
Realizable values for the CEO are calculated based on the in-the-money value of options and the notional value of unvested share unit awards as of December 31, 2019, assuming full vesting, a PSU performance factor of 100%, and based on the closing price for Class B Shares on the TSX as at December 31, 2019 of $22.52.  The actual payout amount for PSUs and PDSUs cannot be determined until the actual payout dates. See page 62 for details on the payout value of share units. Actual payout values have been used for units that have already been paid out.

•
Realizable values for shareholders are calculated based on the closing price for Class B Shares on the TSX as at December 31, 2019 of $22.52 and do not include the value of any dividends paid during these periods.

Annual Incentive Program
We also focus on short-term operational performance and risk mitigation, including financial, safety and sustainability metrics, through our annual incentive program (see "Annual Incentive Program" on page 50).  Target bonuses are expressed as a percentage of base salary.  For 2019, the CEO had a target bonus of 125% of base salary and the other NEOs had an average target bonus of 75% of base salary.
Our annual incentive program focuses on specific objectives in three performance areas:
•	corporate performance based on:
•	actual financial performance measured relative to business plan and adjusted by a consistent and symmetrical formula to reflect commodity price and foreign exchange movement;
•	the Committee’s assessment of the achievement of critical milestones and Teck’s performance viewed holistically; and
•	Teck’s safety performance based on lead and lag safety indicators, subject to potential downward adjustment in certain circumstances;
•	business unit performance based on production, cost, and sustainability, measured against specific targets, and other qualitative considerations for staff groups; and
•	individual performance against objectives established at the start of the year
We use adjusted financial performance relative to our business plan as the key financial metric to evaluate our corporate performance.  The adjustment for commodity prices and foreign exchange ensures that targets can be set on a challenging basis to drive business performance.  To perform this adjustment, we measure actual results at year-end in comparison to our business plan for the year.  We then adjust those results, on a rigorous, symmetrical and consistent basis, to account for the impact of changes in commodity prices and changes in USD/CAD exchange rates.  Adjusting by formula to account for the impact of changes in commodity prices and foreign exchange rates on our financial results avoids windfall payments due to changes in market conditions, and provides a more balanced measurement of operational and financial performance throughout the commodity cycle. We believe this provides an incentive for consistently strong operational performance that results in long-term shareholder value creation.  For 2019, realized commodity prices were marginally higher than those assumed in our business plan, resulting in our targets being adjusted upwards slightly to account for those commodity prices, which meant that our actual performance for the year was lower relative to the higher targets.  Our financial performance for 2019 was 90% of the higher adjusted targets.  After consideration of various qualitative factors and safety performance, the result was an overall adjusted corporate rating of 85%, which was used to calculate bonuses under the annual incentive plan.
From a qualitative perspective, we specifically took into consideration the cost overruns experienced at the Neptune Bulk Terminals expansion project, the production issues in our coal business partly due to logistical challenges, the closing of the QB2 partnering transaction and the progress made in advancing the QB2 development project, the successful outcome of our QB2 project financing, the reduction during the year in our outstanding debt, and the overall significant improvement in Teck’s credit metrics.
Safety performance is the key non-financial metric used to modify our corporate performance rating.  We use both lead and lag indicators to measure our safety performance. Our safety modifier calculation reflected generally good safety performance in 2019 at 105%, resulting in an overall corporate rating of 89%.  However, in light of the fatality in our operations in 2019, overall calculated bonuses for senior management were further reduced by 5%, consistent with our strong view that safety is a company-wide responsibility.
Business unit performance takes into account production, cost, and sustainability for operating units and other qualitative considerations for staff groups.  Sustainability performance is measured against objectives established at the beginning of the year for each operating site in key areas such as environment, tailings management, community, water, biodiversity and energy.
Individual business units were rated as follows:
Business Unit	Rating
Base Metal Sites	113%
Coal Sites	115%
All Operations	114%
Functional Groups	114%

Taking into account all of these factors, the CEO obtained an individual performance rating of 90% and the other NEOs obtained an average individual performance rating of 99%, compared with 135% and 145% in 2018, respectively. The aggregate cost of NEO compensation in 2019 was equal to 0.17% of Teck’s 2019 revenue.
Say on Pay

At the 2019 Annual Meeting of Shareholders, shareholders voted 97.4% in favour of a resolution accepting the Corporation’s approach to executive compensation, with 93.9% support from holders of Class B subordinate voting shares.  As in past years, we engaged with major shareholders to solicit direct feedback with respect to our compensation practices and to articulate the Board’s views on the analysis of the proxy advisory firms.  We intend to continue this practice in 2020.

Compensation Discussion and Analysis
Our executive compensation programs are designed to attract, motivate, reward, and retain highly qualified and experienced executives.  We believe that the design of our executive compensation programs and policies is fully aligned with our short and long-term operational, safety and sustainability objectives, and long-term shareholder value creation.  We consider shareholder feedback in the design of these programs.
COMPENSATION PROCESS PARTICIPANTS
The Board has delegated certain oversight responsibilities to the Compensation Committee, but retains final authority and responsibility for overseeing our compensation program and process, including approval of amendments to or adoption of new equity-based compensation plans and the review and approval of Committee recommendations regarding senior executive compensation.

In considering and approving the various components and amounts of compensation, the Compensation Committee draws upon the advice of the CEO, CHRO, Senior Vice President, Commercial and Legal Affairs (“SVP Legal”) and the Senior Vice President, Finance and CFO, on matters that fall within their respective areas of expertise and responsibilities.
The CHRO provides the Compensation Committee with internal and external analyses regarding the basic structure and competitiveness of Teck’s compensation program and the details of Teck’s various compensation and incentive plans.  Each year, the CEO and CHRO review the base salaries of the NEOs, other than the CEO, and other senior executives and recommend adjustments to these salaries. Additionally, the CEO and CHRO provide the Compensation Committee with a detailed review of the actual results for each performance measure under the annual incentive program compared to target and the resulting proposed payments under the plan.  The CEO and CHRO also propose the total number of stock options and performance share units to be granted and the specific grant amounts to the NEOs, other than the CEO, and other senior executives.
The Compensation Committee considers advice from Meridian, its independent compensation advisor with regard to compensation for the CEO and other NEOs and the recommendations of management in approving compensation matters and making recommendations to the Board.
COMPENSATION CONSULTANTS
Since 2012, the Compensation Committee has engaged Meridian to serve as independent advisor to the Compensation Committee, reporting directly to the Compensation Committee.  Meridian provides independent advice on a range of matters including trends and developments in executive and director compensation and related governance matters, review of management’s compensation proposals and advice provided to management by other compensation advisors, compensation for the CEO and other NEOs, and ad hoc assistance as requested by the Compensation Committee from time to time.  Meridian does not provide any other services to Teck.
The table below shows fees paid to Meridian for the last two financial years:
	2019		2018
	Executive Compensation-Related Fees	All Other Fees	Executive Compensation-Related Fees	All Other Fees
Meridian	$85,765	$0	$95,560	$0
OBJECTIVES OF THE EXECUTIVE COMPENSATION PROGRAM
Our compensation policies are designed to:
•	Attract, motivate, reward, and retain highly qualified and experienced executives;
•	Recognize and reward contributions to Teck's success as measured by the accomplishment of specific performance objectives;
•	Ensure that a significant proportion of compensation is directly linked to the success of Teck while not encouraging excessive or inappropriate risk-taking;
•	Promote adherence to the high standards and values reflected in our Code of Ethics, and policies concerning safety and environmental stewardship; and
•	Protect long-term shareholder interests by ensuring NEO and other senior executive interests are aligned with those of shareholders.
COMPENSATION COMPARATOR GROUP
The Compensation Committee believes that Teck’s long-term success hinges on the quality of the executive team.  Accordingly, we must attract and retain the talent required to successfully operate and expand our business in a competitive marketplace.  Our compensation program is therefore market-driven and performance-based.  Among other things, the Compensation Committee refers to a Compensation Comparator Group that represents the market for executive talent.  This is different from the performance comparator group used for our PSU and PDSU plan metrics (described in Schedule B) which consists of resource companies with which we compete for capital.  In developing the Compensation Comparator Group, the Compensation Committee considers a variety of relevant criteria to identify companies of a similar scope and complexity, including:
•	Companies in similar industries or with similar business characteristics (defined as global mining, metal refining, and resource-based companies);
•	Similarly-sized companies in terms of annual revenue, enterprise value and market capitalization; and
•	Companies that have diverse commodity portfolios or multiple locations (Teck is focused on coal, copper, zinc, and energy in multiple locations and countries).
The Compensation Comparator Group was reviewed by the Compensation Committee, with support from Meridian, in September 2019.   As one of the peer companies, Goldcorp Inc. had been acquired by another of the peer companies, Newmont Mining Corporation, Agnico Eagle Mines Limited was added as a replacement in order to keep the number of peer group companies at an appropriate level.  The 2019 Compensation Comparator Group consisted of the following:
Name	Asset Values[1] (USD)	Annual Revenue[1] (USD)	Market Capitalization[2] (USD)	Primary Commodities (USD)
Agnico Eagle Mines Limited	7.9B	2.2B	9.4B	Gold
Alcoa Corporation	15.9B	13.4B	5.0B	Aluminum
Anglo American plc(3)	52.2B	27.6B	28.3B	Iron ore, copper, coal, platinum, diamonds, manganese, nickel
Barrick Gold Corporation(4)	22.6B	7.2B	15.8B	Gold, copper
Cameco Corporation(4)	5.9B	1.5B	4.5B	Uranium, energy
Canadian Natural Resources Limited(4)	52.4B	15.4B	29.1B	Energy
Cleveland-Cliffs Inc.	3.5B	2.3B	2.3B	Iron ore, coal
First Quantum Minerals Ltd.(4)	23.5B	4.0B	5.5B	Copper, nickel, gold
Freeport McMoRan Inc.	42.2B	18.6B	14.9B	Copper
Goldcorp Inc.(4)(5)	17.0B	3.0B	8.5B	Gold
Kinross Gold Corporation(4)	8.1B	3.2B	4.0B	Gold
The Mosaic Company	20.1B	9.6B	11.3B	Phosphate, potash
Newmont Mining Corporation	20.7B	7.3B	18.5B	Gold, copper
Nutrien Ltd. (4)(5)	45.5B	18.8B	28.8B	Potash, nitrogen, phosphate
Suncor Energy Inc. (4)	65.6B	28.2B	44.6B	Energy
Teck Resources Limited(4)	29.0B	9.2B	12.4B	Steelmaking coal, copper, zinc
Teck Percentile Positioning	67%	53%	53%
(1)	As reported by Capital IQ as of December 31, 2018.
(2)	As reported by Capital IQ for the period ended December 31, 2018.
(3)	Figures reported in GB£ have been converted to US$ by Capital IQ using the December 31, 2018 exchange rate of GB£1.275.
(4)	Figures reported in CAD$ have been converted to US$ by Capital IQ using the December 31, 2018 exchange rate of Cdn$0.733.
(5)	Goldcorp Inc. was acquired by Newmont Mining Corporation on January 14, 2019.
TOTAL DIRECT COMPENSATION COMPONENTS
Total direct compensation (base salary, annual incentive bonus and long-term incentives) payable to our NEOs is targeted within a competitive range of the median of the Compensation Comparator Group, provided that as: (i) market data is inherently imprecise; and (ii) available market data may not be reflective of the specific roles, responsibilities and experience of the NEOs, we use judgment to interpret market data and set NEO target compensation levels.  Compensation may be above or below estimated median compensation based on the incumbent’s experience and performance in the role over time.  The following charts set out the weighting of the direct compensation provided to the CEO and to the remainder of our NEOs in 2019, apart from health, disability, and life insurance benefits, pension and retirement programs, and perquisites.  As shown in these charts, the total value is weighted to “at risk” variable compensation (i.e. annual incentive bonus and long-term incentives).
The direct compensation components are linked to our corporate objectives as follows:
Compensation Component	Description			Link to Corporate Objectives
Base Salary
Base salary is determined through an analysis of salaries paid by companies in the Compensation Comparator Group as well as individual performance, experience in the role and scope of the role.  The quantum of the base salary is meant to reflect the capability of the individual as demonstrated over an extended period of time.

Appropriately set base salaries enable Teck to attract and retain highly skilled and talented executives.  Our base salary plan recognizes, through higher annual salary adjustments, those employees who consistently exceed expectations.

Annual Incentive Bonus	The Annual Incentive Bonus for NEOs and other management, technical, commercial and administrative staff focuses on specific objectives in three performance areas:			•	Key financial metric of corporate performance is performance relevant to budget;
	•	corporate performance measured by:			• actual year-end results are compared to budgeted results;
		•	corporate financial performance based on adjusted performance relative to budget (see “Annual Incentive Program”, below), adjusted to reflect other qualitative considerations; and		• targets are adjusted to account for changes in commodity prices and foreign exchange rates;
		•	modified by safety performance based on lead and lag indicators, subject to potential downward adjustment in certain circumstances;		• safety is a key modifier of corporate performance, tracked through lag and lead indicators.
		•	business unit performance based on production, cost, sustainability and other qualitative considerations for staff groups; and	•	Sustainability is a key metric of business unit performance.
		•	individual performance.	•	Other key metrics at the business unit level recognize matters that are within management's control.
				•	The individual component recognizes individual contributions to Teck reflected by achievement of specific personal annual objectives.
				•	Results are adjusted based on a qualitative review designed to consider the quality and sustainability of the financial results.

Compensation Component	Description		Link to Corporate Objectives

Long-term Incentives: stock options and performance linked	NEOs and other senior executives are eligible to participate in Teck’s stock option, PSU, and PDSU plans. 2019 long-term incentive grants included:		Our long-term incentives are designed to foster and promote the long-term financial success of Teck by:
share units (PSUs and PDSUs)	•	50% value as performance-linked equity awards (PSUs or PDSUs); and	• strengthening our ability to attract and retain highly qualified and experienced employees;
	•	50% value as stock options.	• motivating those employees to achieve the longer term goals of Teck; and
	Stock options:		• linking total compensation to shareholder returns over longer periods.
	•	vest in thirds on each of the first three anniversaries of the grant; and	The value of performance-linked equity is tied directly to the value of Class B subordinate voting shares.
	•	expire after 10 years.	The TSR metric improves alignment with pay-for-performance best practices.
	Performance Share Units:		The EBITDA performance metric is designed to measure and reward outperformance of the commodity prices of our major products and the value that management adds to the business equation.
	•	are cash settled to avoid dilution
	•	employees receive a cash payment equal to the market value of the underlying shares
	•	vesting period is just under three years;
	•	the number of units that vest is equal to the number of units granted multiplied by a performance factor of 0% to 200%;
	•	two performance factor metrics:
• Teck’s TSR performance relative to the Performance Comparator Group
• changes in EBITDA relative to changes in a basket of commodities Teck produces;
	•	PSUs pay out on vesting; and
	•	executives may choose to receive up to 50% PDSUs, which pay out following the end of employment.
See Schedule B for full plan details.
PENSIONS, BENEFITS AND PERQUISITES
Pension, benefit and perquisite arrangements are designed to be competitive with the Compensation Comparator Group at the time of the review.  These arrangements are reviewed periodically by the Compensation Committee to ensure they remain competitive.
The pension arrangements of the NEOs vary as the defined benefit plans are closed to new participants.  Mr. Lindsay and Mr. Rozee participate in the defined benefit pension plan and supplementary retirement arrangements described on page 65.  Mr. Millos, Mr. Golding and Ms. Smith are members of defined contribution plans, as described on page 66.
The executive benefit plan includes medical, extended health, dental, disability, life insurance coverage and a benefit credit.  The benefit credit can be allocated to a personal spending account, which can be used for financial planning, income tax preparation and wills, a healthy lifestyle account and a health spending account, which can be applied to medical expenses not covered under the medical plan.
Perquisites consist of a car allowance or leased vehicle, club memberships, and an annual health assessment.  The post-retirement benefit arrangements of the NEOs vary as certain post-retirement benefits are closed to new participants.  Teck provides Mr. Rozee and Mr. Millos with post-retirement benefits including life insurance for up to the earlier of five years after retirement or age 70, medical, extended health and dental coverage.  Teck provides Mr. Golding and Ms. Smith with a post-retirement spending account if they meet certain service and retirement thresholds.

DETERMINING COMPENSATION MIX
The Compensation Committee annually reviews our compensation programs, including the mix of compensation and the appropriateness of annual and long-term incentive compensation in comparison to Compensation Comparator Group practices. The CEO and the CHRO advise the Compensation Committee regarding the competitiveness of the compensation program and its impact on the ability to attract, motivate and retain talented employees and executives, based on advice from the independent compensation consulting.  The Compensation Committee also reviews information about Compensation Comparator Group compensation for benchmarking purposes.
SETTING PERFORMANCE OBJECTIVES AND GOALS
The CEO, in consultation with the Board and senior management, is responsible for developing Teck’s overall strategic goals.  The CEO then develops an annual business plan and sets out corporate strategies and objectives consistent with these goals, which are reviewed and approved by the Board. These objectives include both general corporate and financial objectives and form the basis for assessing the CEO’s performance for the purpose of determining his annual incentive award.
The CEO meets with the NEOs and other senior executives to discuss the specific objectives that have been set.  The senior executives, in consultation with the CEO, set individual performance objectives, which are linked to the strategic goals and annual business plan and corporate objectives. The CEO advises the Compensation Committee regarding senior executives’ objectives and discusses the alignment of these objectives with our corporate strategy.
REVIEWING PERFORMANCE AND SETTING COMPENSATION
One of the Compensation Committee’s most important responsibilities is making recommendations to the Board regarding the CEO’s compensation.  In making these recommendations, the Compensation Committee considers the CEO’s performance with respect to the achievement of corporate objectives and strategic and annual business plans, and the CEO’s individual performance relative to his goals.
The Compensation Committee reviews the various elements of the CEO’s compensation in the context of the total compensation package, including salary, annual incentive bonus, and long-term incentive awards. As part of preparing its recommendations regarding the CEO’s compensation, the Compensation Committee refers to compensation provided to chief executive officers among the Compensation Comparator Group and consults with its advisor.  The recommendations of the Compensation Committee are presented to the Board for approval.
The Compensation Committee consults with the CEO concerning his evaluation of the performance of the executives who report to him.  The CEO makes recommendations to the Compensation Committee regarding executive salary increases, annual incentive bonuses, long-term incentives, and total compensation for executives being hired or promoted. The Compensation Committee’s recommendations regarding NEO compensation are presented to the Board for approval.
Our compensation plans are purposefully designed to create a clear connection between planned financial and operating performance, actual results, and NEO compensation.  Our compensation plans are regularly reviewed, and adjusted, when necessary, to ensure a significant portion of NEO compensation is aligned with long-term shareholder value creation.
Compensation Risk
Our executive compensation is designed to create appropriate incentives to increase long-term shareholder value within the framework of our risk management tolerance.  Our risk management processes include regular reporting of key risks to the Board, and risk management is a standing agenda item for senior management meetings.  This process supports a strong embedded risk management culture throughout the organization.  In the normal course of business, Teck has strong control measures in terms of authority levels and spending limits.
The Compensation Committee incorporates risk considerations in its ongoing compensation oversight role and periodically receives reports from its independent advisor, Meridian, reviewing compensation-related risks and, based on these reports and the Committee’s ongoing review of the compensation program, the Compensation Committee determined that it has a reasonable basis to conclude that there are no risks from the compensation programs that are reasonably likely to have a material adverse effect on Teck.
The following are key risk mitigating features of the executive compensation plans:
•	the compensation program is balanced between fixed and variable pay and between short-term and long-term incentives;
•	a mix of performance measures used at various organizational levels provides a balanced performance focus (e.g., financial, safety and environmental performance);
•	the annual incentive program payouts are capped at 2x target;
•
stock options and performance share units are granted annually with overlapping vesting periods to ensure that management remain exposed to the long-term risks of their decisions through their unvested equity:

•	stock options vest over three years and have a ten-year term;
•	PSUs vest at the end of three years to enhance retention;
•	value from DSUs and PDSUs cannot be accessed until after the participant’s employment ends, providing long-term alignment with the risks inherent in Teck’s business; and
•
pay-out value of PSUs and PDSUs is tied to Teck's TSR performance relative to the Performance Comparator Group and changes in EBITDA relative to changes in commodity prices, aligning executive compensation with shareholder return;

•	the CEO and other NEOs are subject to share ownership guidelines; and
•	clawback and anti-hedging policies are in place.
Compensation "Clawback" Policy
The Board has implemented a formal policy for seeking reimbursement of senior executive compensation from all variable compensation plans where:
•	there is a material restatement of Teck’s financial results;
•	an officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and
•	the relevant compensation award would have been lower had the financial results been properly reported.
Analysis of Total Direct Compensation and 2019 Results
BASE SALARY
Our approach to setting base salaries is described above under the heading “Total Direct Compensation Components”.   Base salaries are normally reviewed at the beginning of each year.  The CEO recommends base salary adjustments to the Compensation Committee for the senior executives other than himself.  The Compensation Committee determines the base salary adjustment, if any, for the CEO taking into consideration the performance of the CEO and the advice it has received from its independent compensation advisor.
For 2019, base salary accounted for 24% of the NEOs’ total direct compensation.  In 2019, in light of excellent operating and share price performance in 2018, the Board approved average salary increases of about 2.5% for the NEOs, effective April 1, 2019.

ANNUAL INCENTIVE PROGRAM
Our approach to annual incentives is described above under the heading “Total Direct Compensation Components”. For the purpose of the annual incentive program, we use adjusted performance relative to our budget as the key measure of financial performance, by measuring actual results at year-end in comparison to our budget for production and sale and adjusting those results for changes in key commodity prices and the USD/CAD exchange rate.  The adjustment for commodity prices and foreign exchange rates provides a more balanced measurement of tong-term operational performance throughout the commodity cycle and incentivizes management to control the controllable.  For 2019, realized commodity prices were marginally higher than those assumed in our business plan, resulting in our targets being adjusted upwards slightly to account for those commodity prices, which meant that our actual performance for the year was lower relative to the higher targets.  Our financial performance for 2019 was 90% of the higher adjusted targets.  This adjustment policy ensures that our annual incentive plan rewards financial results based on management performance and allows more challenging targets to be set in order to drive performance, as contingencies are not required for commodity price movement.
Our process for setting performance goals and reviewing performance against those goals is illustrated below.
In measuring Teck’s annual performance, consideration is also given to key milestones within Teck's development initiatives that may not immediately contribute to financial performance but require ongoing skillful work by our executives to ensure long-term success.
The metrics at the business unit level provide line-of-sight for our employees on production, cost and sustainability, which are key drivers of our business.  Sustainability performance is measured against objectives established with each operation and business unit at the beginning of the year.  Objectives are focused on the implementation of our sustainability strategy and other sustainable practices in the specific areas of the environment, energy and climate change, tailings management, community and Indigenous relations, water management, and biodiversity.
We include safety and sustainability as key metrics of our evaluation of corporate and business unit performance in order to embed these core values in Teck’s culture and pay philosophy.  Performance is measured against lag and lead indicators.  A lead indicator is an input, or something done in advance, to improve sustainability or health and safety culture and performance.  A lag indicator is a measurable health and safety performance outcome, such as the frequency of spills or non-compliances or high potential safety incidents.

Sustainability performance by operation or site is measured according to the following metric, with each component weighted 25% of the total:
	Environment	Community
Leading Indicators	Thoroughness and rigor of practice in managing one significant, site-specific environmental risk, evaluated against criteria in a pre-defined ‘scorecard’.	Thoroughness and rigor of practice in managing one significant, site-specific community or social risk, evaluated against criteria in a pre-defined ‘scorecard’.
Lagging Indicators	Environmental performance in the year, (e.g. spills or non-compliances), including thoroughness and timeliness of reporting practices.	Community and social performance in the year, (e.g. community incidents, disputes, grievances, or general feedback), including thoroughness and timeliness of reporting practices.
Areas of focus for our operations in 2019 included:

•	fugitive dust management;
•	blast management;
•	water quality; and
•	lead impacts.
Based on performance against the lead and lag indicators, a sustainability rating is assigned to each site, which makes up one-third of the site performance component. Overall, Teck’s weighted average sustainability performance counts for 6.7% of the CEO’s annual incentive bonus calculation and 5% for the other NEOs total bonus.
The health and safety modifier is also determined based on the company’s health and safety performance against lead and lag indicators, which are determined based on key health and safety strategic objectives.  The 2019 objectives were:
•	improvements in performance related to high potential incidents and long term disabling incident frequency;
•	implementation of the Teck hazard identification training program;
•	improvement in Teck aggregate results in the 2019 Safety Culture Survey as compared to the 2016 survey; and
•	operations achieving “on track” status for their Exposure Reduction Plans.
The health and safety modifier is applied to functional groups and functional areas within a range of 90% to 110% of the company component rating and to operations within a range of 80% to 120% of the company component rating. In the event of a fatality, an additional negative adjustment to may be recommended based on the outcomes of the relevant investigation.  In light of the fatality at our operations in 2019, we applied a further adjustment that reduced overall senior management bonuses by 5%.
The bonus ratings determined for management reflect a holistic assessment of short-term performance that is within management’s control.  The target level of performance is calibrated based on the approved budget for the year and incorporates a reasonable level of stretch.  Payouts under the annual incentive program can range from 0% to 200% of target depending on the actual level of performance achieved, with 100% payable at the target level of performance for each component.  Weightings and performance measures for each component of the annual incentive program, as well as target bonuses for the NEOs, are set out in the following table.
	Target Bonus (% of Salary)	Corporate		Business Unit		Personal
		Weight	Performance Measure	Weight	Performance Measure	Weight	Performance Measure
CEO	125%	50%	Adjusted Performance against Budget with Safety modifier	20%	Weighted Performance of all Sites, Cost (6.7%), Production (6.7%) and Sustainability (6.7%)	30%	Individual performance objectives

	Target Bonus (% of Salary)	Corporate		Business Unit		Personal
		Weight	Performance Measure	Weight	Performance Measure	Weight	Performance Measure
SVP, Finance & CFO SVP, Commercial and Legal Affairs	80%	50%	Adjusted Performance against Budget with Safety modifier	20%	Functional Area Objectives (15%) and Sustainability (5%)	30%	Individual performance objectives
SVP, Corporate Development SVP, Sustainability and External Affairs	70%	50%	Adjusted Performance against Budget with Safety modifier	20%	Functional Area Objectives (15%) and Sustainability (5%)	30%	Individual performance objectives

In addition to the measures described above, the Compensation Committee reviews a broad set of qualitative objectives developed by the CEO with input from the business units, to understand the quality and sustainability of the financial results, to assess documented results and cost of management initiatives, to consider the achievement of key milestones within our long-term development programs and to remove the impact of certain events outside of the control of management (such as natural disasters or force majeure declarations by third parties).  A similar review is conducted at the business unit level between the CEO and the business unit heads to determine the individual business unit scores, with additional consideration of relative performance between the business units.  Weightings for each component vary by position, reflecting the impact each position has on company-wide and business unit performance (e.g. a business unit executive has a higher weighting on business unit performance compared to a corporate executive).  Target bonuses are expressed as a percentage of base salary and are payable based on overall target performance.
CORPORATE PERFORMANCE
Teck achieved the following performance in 2019:
•
taking into account adjusted Performance against Budget (adjusted for commodity prices and foreign exchange rates on a rigorous formula basis consistent with past practice) and performance against objectives, the corporate rating for 2019 was 85%

•
specific qualitative factors considered included the cost overruns experienced at the Neptune Bulk Terminals expansion project, production issues in our coal business partly due to logistical challenges, closing of the QB2 partnering transaction, progress made in advancing the QB2 development project, the successful outcome of our QB2 project financing, the reduction during the year in our outstanding debt, and the overall significant improvement in Teck’s credit metrics

•	the safety modifier score was 105%, which reflected performance against lead and lag indicators
•	overall company performance was 89%
However, due to the fatality at our operations in 2019, the overall bonus calculated for senior management was further reduced by 5%, consistent with our strong view that safety is a company-wide responsibility.  The Compensation Committee endorsed and the Board approved the recommended performance ratings.
BUSINESS UNIT PERFORMANCE
Consistent with the corporate performance rating, and as described above under the heading “Annual Incentive Program”, business unit ratings were adjusted to reflect the factors that management could be expected to control and to reflect a holistic assessment of each business unit’s performance throughout 2019.  The business unit ratings for the NEOs is based on the performance of their operations/functional groups and the weighted average sustainability performance of all operations.  The NEOs’ operations/functional groups are as follows:

	Business Unit Description	Rating
CEO	Weighted average performance of all operations, based on production, cost and sustainability	114%
SVP, Finance & CFO	Finance Group	119%
SVP, Commercial & Legal Affairs	Legal Group	127%
SVP, Corporate Development	Corporate Development Group and Project Satellite	116%
SVP, Sustainability & External Affairs	Sustainability and External Affairs	119%

INDIVIDUAL PERFORMANCE
Each of the NEOs is responsible for the achievement of a portfolio of specific goals related to his or her area of responsibility as established in consultation with the CEO.  At the end of the year, the CEO meets with each of the NEOs to complete a formal review of achievements against stated objectives and to share performance feedback.  The CEO then assesses the performance of each NEO on a holistic basis considering a variety of factors, including the subjective goals, and provides a recommended individual performance rating to the Compensation Committee, which is used to determine the result of the individual component.  The CEO is reviewed on a similar basis with the individual performance rating determined by the Board.
The following summarizes the individual performance achievements for each NEO in relation to the performance objectives established at the beginning of the year.
Named Executive Officer	Individual Performance Achievements in Relation to Objectives
D. R. Lindsay	•	Regained the company’s investment grade credit rating from the four major credit rating agencies.
President and CEO	•	Completed the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project
	•	Enhanced the company’s near term liquidity by extending the term of the US$4 billion revolver by one year to November 2024.
	•	Returned $772 million to shareholders through dividends and share buy-backs.
•
Advanced the framework for technology and innovation, with successful launch of the RACE21TM initiative that exceeded the stated annualized path-to-value objective of $150 million by the end of 2019.  Based on current prices, RACE21TM initiatives are in place and expected to achieve an annualized value of $160 million.

•
Managed business and operational challenges and with the economic downturn and reduction in commodity prices, proactively initiated a cost reduction program, which reduced 2019 spending by $210 million against a goal of $170 million.  The overall goal was also increased from $500 million to $610 million by the end of 2020.

	•	Ensured that Teck continued to be an industry leader in virtually all areas of sustainability, including no significant environmental or community incidents.
•
Led Teck to numerous awards and distinctions, ranking as top mining company on the Dow Jones World Sustainability Index, Sustainalytics, and the Corporate Knights Global 100 most sustainable corporations and was named one of Canada’s Top 100 Employers.

	•	Progressed diversity and inclusion across the business and continued people development programs to provide a strong platform for enhancing the leadership skillsets for employees.
R. A. Millos	•	Lead the completion of the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project;
SVP, Finance and CFO	•
Enhanced Teck’s near term liquidity by extending the maturity of our US$4 billion revolving facility to November 2024 and increasing the capitalization covenant from 0.55 to 1.0 to 0.60 to 1.0 on a net-debt basis;

	•	Maintained the company’s relationships with the four major credit rating agencies, resulting in receipt of investment grade ratings from all four agencies;
	•	Lead Teck’s cost reduction program, which was implemented in the third quarter of 2019;
	•	Ensured that Teck’s financial information is prepared on a relevant, timely and accurate basis;
	•	Ensured that adequate controls and procedures were maintained and operated effectively to safeguard Teck’s assets; and

Named Executive Officer	Individual Performance Achievements in Relation to Objectives
	•	Continuously supported all of Teck’s business units with accounting, treasury, tax, information systems, and investor relations advice and support as required.
P. C. Rozee SVP, Commercial and Legal Affairs	•
Provided and coordinated effective legal support for major transactions, including the US$1.3 billion subscription by SMM and Sumitomo Corporation for a 30% indirect interest in the subsidiary which owns the QB2 Project and the US$2.5 billion limited recourse project financing for the QB2 Project;

	•	Ensured the provision of timely and cost effective legal advice and services to the business as a whole;
	•	Provided key guidance on disclosure and compliance matters;
	•	Provided governance and risk oversight support to the Board; and
	•	Proactively managed Legal Department succession and staffing issues.
A.J. Golding	•	Completed the a transaction whereby SMM and Sumitomo Corporation subscribed for a 30% indirect interest in the subsidiary which owns the QB2 project, for consideration consisting of US$1.3 billion;
SVP, Corporate Development	•	Negotiated a significant increase in the royalty payable by POSCO at the Greenhills mine;
	•	Negotiated an expanded commercial agreement with Ridley Terminals to increase contracted capacity to 6 million tonnes per annum (Mtpa) with an option to extend to 9 Mtpa;
	•	Responsible for the Project Satellite initiative, where progress was made on key work programs in 2019, including completion of the Zafranal feasibility study;
	•	Participated in the design of Teck’s new capital allocation framework;
	•	Ensured effective monitoring, early recognition and timely analysis of external growth opportunities in those commodities that could enhance Teck’s portfolio; and
•
Managed the provision of financial, strategic, technical, and commercial analysis to Teck’s Business Units and Project Development Group, in pursuit of internal growth or asset value-enhancing opportunities.

M.M. Smith, SVP, Sustainability and External Affairs	•
Continued to advance our health and safety performance through enhanced hazard identification, record employee participation (70%) in the health and safety culture survey, and continued the implementation of our occupational health and hygiene strategy to reduce exposures that may result in occupational disease;

•
Developed a new integrated sustainability strategy including updates to Teck’s sustainability goals in the areas of climate change, water, tailings, people, communities, health & safety, biodiversity, and responsible production;

	•	Released the company’s second climate disclosure report in line with recommendations from the Task Force on Climate-related Financial Disclosures;
	•	Delivered the first phase of the new enterprise-wide Health, Safety, Environment and Communities management system;
•
Directly contributed to the advancement of exploration, projects, and operations permitting activities to ensure environmental and community requirements and expectations are met and our activities are approved and supported;

•
Led and supported operations in the implementation of the 2019 work plan to achieve Teck’s sustainability goals in order to reduce risk and to enhance our environmental, social, and economic performance; and

	•	Ensured delivery of effective and timely communications and government relations strategies for the business, and provided internal communications across Teck to inform and engage employees.
For 2019, the Compensation Committee determined that the NEOs had met their respective individual objectives.  The average individual performance rating for the NEOs, other than the CEO, was 99%, compared to 145% in 2018, and the individual performance rating for the CEO was 90%, compared to 135% in 2018, reflecting the performance of the business overall in 2019.
2019 RESULTS – CEO ANNUAL INCENTIVE BONUS
Based on the ratings set out above, the bonus award made to the CEO for 2019 was calculated as follows.  The same formula is used to calculate the annual incentive bonus for other NEOs.

The CEO’s total 2019 bonus was less than the target bonus of 125% of base salary at 112% of base salary and represents a decrease of 41 percentage points from 2018, when he received a bonus equal to 153% of his base salary.
Long-Term Incentives
Detailed descriptions of our equity incentive plans can be found on Schedule B.  Long-term incentive awards are designed to foster and promote Teck’s long-term financial success by:
•	strengthening Teck’s ability to attract and retain highly competent executives;
•	motivating and rewarding performance;
•	promoting greater alignment of interests of executives and shareholders; and
•	enabling management to participate in Teck’s long-term growth and financial success.
Long-term incentives are targeted to represent, on average, 57% of the NEOs’ total direct compensation and as a result, a significant portion of their compensation is aligned with shareholder interests.  In 2019, the long-term incentive grants to NEOs were 100% contingent on the performance of Teck’s business and share price, with long-term incentive value comprised of:
•	50% stock options, which only have value to the extent that the price of the Class B subordinate voting shares increases; and
•	50% PSUs and/or PDSUs, which are contingent on specific performance measures.
The fair value of stock options is determined using the Black-Scholes method and share units are valued based on their grant date fair market value.  We base the number of stock options granted on the share price on the day prior to the grant date and the number of performance share units granted on the VWAP of the Class B subordinate voting shares on the TSX for the 20-day period prior to the grant date.
The CEO provides recommendations to the Compensation Committee for long-term incentive grants to the NEOs, other than himself, as well as to other executives and senior managers.  The recommendations take into consideration the performance ratings of the NEOs and the compensation objective of targeting within a competitive range above or below the median of the market in terms of total direct compensation.  The total number of stock options and performance share units granted in 2019 relative to 2018 was higher due to the lower share price and the associated fair value of a stock option and performance share unit.
The number of PSUs or PDSUs that vest at the end of a three-year performance period is equal to 0% to 200% of the number of units granted, depending on Teck’s results relative to the two performance metrics, relative TSR and EBITDA performance.
For grants commencing in 2017, performance vesting is based 50% on relative TSR performance when compared to the Performance Comparator Group, and 50% on changes in Teck’s EBITDA relative to changes in a synthetic commodity price index intended to reflect the relative significance of key commodities in Teck’s business.  The weighting of commodities in this synthetic index in 2019 was 35% steelmaking coal, 27.5% copper, 27.5% zinc and 10% oil.  EBIDTA is measured by comparing the prior year’s EBITDA at the date of the grant with a trailing four-quarter EBIDTA at the payout date. EBITDA is profit attributable to shareholders before net finance expense, provision for income taxes, and depreciation and amortization.

 Ratings under this second metric range from 0 to 200% as aligned in the table below.
Change in EBITDA / Change in Commodity Price Index	Payout Ratios
<0.75	0%
0.75-1.25	Payouts on a linear basis, with a 100% payout for mid-point performance
1.25 or more	200%
In December 2019, PSUs and PDSUs issued in 2017 vested at the 90% level.  Teck’s TSR performance over the relevant period was ranked 12th out of 13 performance peer companies as set out below, resulting in a 0% performance factor.  On the second metric, over the performance period from the first quarter of 2017 to the third quarter of 2019, the price of the basket of commodities declined by approximately 25%, while rolling four-quarter EBITDA was essentially flat.  As a result, at the end of the performance period, the ratio of EBITDA to price index performance for the commodities was 1.543, resulting in an associated performance factor of 180%.  The two factors are weighted on an equal basis, resulting in a 90% performance factor overall, with 10% of the PSUs and PDSUs originally granted being forfeited on the vesting date.
The relative TSR performance of Teck and the 2017 performance comparator group at the end of the vesting period is set out in the following table:
The following table charts the relative TSR of the Performance Comparator Group over a 3-year period:

Share Ownership Guidelines
In 2019, the Compensation Committee continued to apply the following market competitive share ownership guidelines for the NEOs.

•	CEO – 5 times base salary
•	NEOs – 2 times base salary
Executives have five years to comply with the guidelines and, for the purposes of the calculation, the value of share ownership is determined by using a trailing three-year average share price. Holdings of DSUs, PSUs, and PDSUs as well as Class B subordinate voting shares count toward the share ownership requirement.  As of December 31, 2019, all of the NEOs have met the shareholding requirements.
The following table shows, among other things, the number of shares, DSUs, PSUs, and PDSUs held by each NEO as at December 31, 2019, the value of those holdings using the 3 year VWAP and as of December 31, 2019, and the value of shares and performance share units required to meet the NEOs’ shareholding requirement.
Name	Shares (#)(1) (Value ($)(2))		Share Units Held (#) (Value ($)(2)(4))	Total Shares and Share Units Held (#)	Total At-Risk Value of Shares and Share Units (3 Yr VWAP) ($)(2)	Total At Risk Value of Shares and Share Units at December 31, 2019 ($)(3)	Value Required to Meet Mandatory Minimum Shareholding Requirements ($)	Amount at Risk as a Multiple of Base Salary
	Class A	Class B
D.R. Lindsay	0 (0)	403,976 (11,715,304)	1,137,971 (33,001,159)	1,541,947	44,716,463	34,724,646	8,221,500	27
R.A. Millos	0 (0)	7,726 (224,054)	287,330 (8,332,570)	295,056	8,556,624	6,644,661	1,410,000	12
P.C. Rozee	0 (0)	31,418 (911,122)	280,593 (8,137,197)	312,011	9,048,319	7,026,488	1,410,000	13
A.J. Golding	0 (0)	70,000 (2,030,000)	90,339 (2,619,831)	160,339	4,649,831	3,610,834	1,340,000	7
M.M. Smith	0 (0)	1,500 (43,500)	107,688 (3,122,952)	109,188	3,166,452	2,458,914	1,340,000	5
(1)	Includes Class B subordinate voting shares directly or indirectly beneficially owned or over which control is exercised as of December 31, 2019.
(2)
Based on the trailing three-year VWAP of Class B subordinate voting shares on the TSX of $29.00 on December 31, 2019. The value of PSUs and PDSUs has been calculated assuming a performance factor of 100%, however, actual payout value for PSUs and PDSUs will not be known until the applicable payout dates. See Schedule B for details of our share unit plans.

(3)
Based on the closing price of the Class B subordinate voting shares on the TSX on December 31, 2019 of $22.52.  The value of PSUs and PDSUs has been calculated assuming a performance factor of 100%, however, actual payout value for PSUs and PDSUs will not be known until the applicable payout dates. See Schedule B for details of our share unit plans.

(4)	Includes DSUs taken by Mr. Lindsay in lieu of cash for his 2014 and 2015 annual incentive bonus as previously disclosed.
(5)	Based on the closing price of the Class B Subordinate Shares on the TSX on December 31, 2019 of $22.52.
The Compensation Committee has considered whether to implement mandatory holding periods following retirement for senior executives.  Many commentators regard such a policy as an important safeguard against short-term risk taking behaviour by management.  The Compensation Committee considers that such a policy could have unintended consequences in terms of retention in a volatile and cyclical industry such as the mining and metals industry and has decided not to impose such a requirement.
Summary of Total Compensation for NEOs
The following table sets out total compensation for three most recently completed financial years for Teck’s NEOs, being the President and CEO, the Senior Vice President, Finance and CFO and the three other most highly compensated executive officers.

Name and Principal Position	Year	Salary ($)	Share-Based Awards(1)(2) ($)	Option-Based Awards(3) ($)	Annual Incentive Plans(4) ($)	Pension Value(5) ($)	All Other Compensation(6) ($)	Total Compensation ($)
D.R. Lindsay President and CEO	2019 2018 2017	1,644,300 1,607,500 1,550,875	2,575,500 2,967,500 2,974,200	2,567,100 2,973,500 2,973,600	1,841,300 2,466,300 2,386,400	539,000 695,000 776,000	0 0 0	9,167,200 10,709,800 10,661,075
R. A. Millos SVP, Finance and CFO	2019 2018 2017	701,250 685,000 662,500	774,700 773,400 775,200	774,600 776,700 780,100	562,800 633,600 635,900	91,163 89,050 86,125	0 0 0	2,686,513 2,957,750 2,939,825
P.C. Rozee SVP, Commercial and Legal Affairs	2019 2018 2017	701,250 685,000 662,500	774,700 773,400 775,200	774,600 776,700 780,100	578,200 708,800 634,800	180,000 224,000 260,000	0 0 0	3,008,750 3,167,900 3,112,600
A.J. Golding SVP, Corporate Development	2019 2018 2017	665,000 645,000 622,500	729,100 647,500 648,600	728,300 651,200 644,500	427,400 616,500 539,600	86,450 83,850 80,925	0 0 0	2,636,250 2,644,050 2,536,125
M.M. Smith SVP, Sustainability & External Affairs	2019 2018 2017	665,000 645,000 622,500	729,100 647,500 648,600	728,300 651,200 644,500	430,000 546,100 544,900	86,450 83,850 80,925	0 0 0	2,638,850 2,573,650 2,541,425
(1)
Share units in the form of PSUs or PDSUs are granted on an annual basis under Teck’s share unit plans. See Schedule B for plan details.  The fair value for option-based awards is consistent with the accounting fair value under IFRS. The fair values for the 2017, 2018, and 2019 grants are $27.78, $37.81, and $28.60 respectively, which was the closing price of the Class B subordinate voting shares on the day prior to the applicable grant date.  Share based awards are valued based on the 20 day VWAP of Class B subordinate voting shares.  The fair value was $31.64 for 2017, $35.97 for 2018 and $30.38 for 2019.

(2)
For compensation purposes, the fair value of options on the grant date is determined applying the Black-Scholes option valuation model using Mercer’s assumptions, since this method is applied consistently in Mercer’s competitive market analysis.  This differs from our accounting fair value due to differences in the underlying assumptions as summarized in the following table:

	Compensation Fair Value			Accounting Fair Value
	2019	2018	2017	2019	2018	2017
Grant Date Fair Value (% of grant price)	46.3%	41.5%	40.7%	37.0%	30.0%	30.0%
Share Price Volatility	50.0%	50.0%	50.0%	41.0%	41.0%	42.1%
Dividend Yield	0.9%	2.1%	2.0%	1.1%	2.7%	2.2%
Expected Life	6.5 yrs.	6.5 yrs.	6.5 yrs.	5.9 yrs.	4.2 yrs.	4.2 yrs.
Risk-Free Rate	1.8%	2.1%	1.3%	1.81%	2.06%	1.1%
Option Value	$13.24	$15.69	$11.31	$10.73	$11.1	$8.32
(3)	The annual incentive plan amounts are applicable to the year indicated but paid in March of the following year.
(4)	See Pensions section on page 64 for details.
(5)	Perquisites provided to the NEOs do not reach the prescribed disclosure threshold of the lesser of $50,000 and 10% of total salary for the financial year.
Realizable Pay
ALIGNMENT OF LONG TERM INCENTIVES WITH SHARE PERFORMANCE
Teck bases a significant portion of its compensation plans on long-term incentives, to align management’s compensation with shareholder experience and address competition for talent from other resource companies.  The Compensation Committee recognizes the need to regularly assess the actual results of its long term incentive plans to evaluate the alignment between pay and performance, especially when commodity prices vary significantly.
Our Class B subordinate voting shares have underperformed the majority of the peer companies since 2017.  Part of this underperformance can be attributed to our commodity mix.  A number of the peer companies are substantial iron ore producers.  Our large steelmaking coal business has weighed on our share price over the performance period as steelmaking coal prices have been lower and investor sentiment towards coal producers has deteriorated.
The summary of total compensation table above sets out in accordance with relevant regulatory requirements the grant date fair value of long term incentives in the form of share-based and option-based awards to NEOs, based on the closing price of Class B subordinate voting shares as at the grant date of the relevant awards.  The Compensation Committee recognizes that these grant date fair value estimates do not reflect the actual compensation received by the NEOs when these awards are ultimately realized, which may be significantly higher or lower than the grant date fair value.
In the case of long-term incentive compensation issued in 2016, the realizable value of that compensation for NEOs has been substantial, while the realizable value of other awards over the previous five years has been closer to, or substantially below, their grant date fair value.  In a volatile cyclical industry such as the metals and mining industry, occasional large payouts under long-term incentive plans are to be expected.  The Compensation Committee takes this into account in assessing the reasonableness of its grant process.  As illustrated in the chart on page 41, there is strong alignment between the CEO’s realized total direct compensation and TSR over consecutive periods from the grant date to vesting.
The following table provides a look back at the annual total direct compensation payable to the CEO from 2015 to 2019 and the change in value of such compensation as at December 31, 2019 due to the equity based portion of the compensation that ties the CEO's actual compensation to the value of the Class B subordinate voting shares.
Year	Base Salary and Bonus	Long-Term Incentive Compensation(1) Grant Date Fair Value (Value as of Dec 31, 2019(2))	Pension and Other Compensation	Total Target Compensation(3)
2015	$3,607,150(4)	$5,953,000 ($9,420,900)	$388,000	$9,948,150
2016	$3,978,300	$5,060,000 ($39,158,800)	$368,000	$9,406,300
2017	$3,937,275	$5,947,800 ($1,807,200)	$776,000	$10,661,075
2018	$4,073,800	$5,941,000 ($1,857,900)	$695,000	$10,709,800
2019	$3,485,600	$5,142,600 ($1,902,940)	$539,000	$9,167,200
(1)
In 2016, Mr. Lindsay elected to further invest in Teck by receiving his 2015 annual incentive cash bonus in DSUs, which are not reflected in the above table and are not considered long-term equity compensation as they were effectively purchased by Mr. Lindsay on the basis of the then-current market price of the Class B subordinate voting shares, rather than being received as part of his long term equity compensation package.

(2)
Values are calculated as the in-the-money value of options and the notional value of share units, assuming full vesting in each case, based on the closing price for Class B subordinate voting shares on the TSX as at December 29, 2019 of $22.52.  For share units that have been paid out, actual payout values have been used.  The value of unvested PSUs and PDSUs has been calculated assuming a performance factor of 100%, however the actual payout amount of these awards will not be known until the applicable payout dates. See Schedule B for details of our share unit plans.

(3)	Includes actual base salary and bonus, pension, other compensation, and grant date fair value of long term incentive compensation.
(4)	Includes the grant date value of DSUs that Mr. Lindsay elected to receive in lieu of cash for his 2015 annual incentive bonus as described in Note 1.
REVIEW OF REALIZABLE PAY AND CORPORATE PERFORMANCE OF THE CEO
The Compensation Committee assesses realizable pay in relation to various measures of corporate performance as a further check on alignment of pay outcomes with shareholder returns.

The graph below illustrates the relationship between realizable total direct compensation for the CEO and a composite of performance measures (TSR, Return On Capital Employed and earnings per share growth) for each of Teck and the companies in the Compensation Comparator Group based on compensation between 2016-2018 and share price as at December 31, 2018.

Notes:
Realizable total direct compensation of chief executive officers for purposes of this graph represents base salary plus actual bonus plus the estimated value of long-term incentives granted from 2016 to 2018, which is the latest period for which Compensation Comparator Group pay data is generally available, and share prices as of December 31, 2018.  Mercer has advised that certain assumptions have been consistently applied to the estimates for both Teck and the companies in the Compensation Comparator Group, including:
(a)	the entire in-the-money value as at December 31, 2018 of all LTI grants awarded from 2016 to 2018 have been included, without regard to vesting schedules;
(b)
multipliers for performance-based grants were evaluated based on performance from the beginning of the relevant performance period to December 31, 2018, provided that where disclosed, actual performance multipliers for Compensation Comparator Group companies were used; and

(c)	dividends are assumed to be reinvested at relevant dividend payment dates.
After taking account of these assumptions and certain limitations in the public disclosure of the Compensation Comparator Group companies, the Compensation Committee believes that this analysis demonstrates strong alignment of actual pay outcomes with corporate performance on the selected metrics over the period indicated.
Performance Graph
The following graph illustrates Teck’s five-year cumulative TSR (to December 31, 2019, assuming reinvestment of dividends on each dividend payment date) on a $100 investment on December 31, 2014 in Class A common shares and Class B subordinate voting shares on the TSX compared to the return on a comparable investment on the S&P TSX Composite Index and the S&P TSX Global Mining Index during the same period.  As the S&P TSX Global Mining Index reflects the performance of 75 global mining companies, it serves as a broad sector specific benchmark against which to compare Teck's share price performance.

As set out above, grant date values of executive compensation remained decreased slightly from 2015 to 2016 as a result of the Compensation Committee’s decision to freeze base salaries and reduce the long-term incentive grants by 15% from previous levels as a result of the difficult market conditions.  Compensation increased slightly in 2017 and 2018 due to improved corporate performance, before decreasing again in 2019.  While the annual incentive bonus component of the compensation program is intended to drive management behaviour by recognizing performance in relation to financial and operational performance objectives that are within management’s control and may not always align with share price movement, the realized value from long-term incentive awards is directly affected by Teck's share price performance over the period.
Outstanding Share-Based Awards and Option-Based Awards
The following table shows all awards outstanding to each NEO as at December 31, 2019.
Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-The-Money Options ($)(1)	No. of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested ($)(2)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed ($)(2)
D. R. Lindsay President and CEO(3)	125,000 187,500 247,000 372,000 703,000 1,069,000 263,000 189,500 194,500	58.80 39.30 33.29 26.25 19.15 5.34 27.78 37.81 28.60	Feb. 15, 2021 Feb. 14, 2022 Feb. 12, 2023 Feb. 18, 2024 Feb. 17, 2025 Jan. 04, 2026 Feb. 17, 2027 Feb. 16, 2028 Feb. 15, 2029	0 0 0 0 2,369,110 18,365,420 0 0 0	169,111	3,808,380	10,059,684

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-The-Money Options ($)(1)	No. of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested ($)(2)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed ($)(2)
R. A. Millos SVP, Finance and CFO	25,000 45,000 64,000 97,000 184,000 280,000 69,000 49,500 58,500	58.80 39.30 33.29 26.25 19.15 5.34 27.78 37.81 28.60	Feb. 15, 2021 Feb. 14, 2022 Feb. 12, 2023 Feb. 18, 2024 Feb. 17, 2025 Jan. 04, 2026 Feb. 17, 2027 Feb. 16, 2028 Feb. 15, 2029	0 0 0 0 620,080 4,810,400 0 0 0	47,574	1,071,366	5,399,305
P. C. Rozee SVP, Commercial and Legal Affairs	30,000 45,000 64,000 97,000 184,000 280,000 69,000 49,500 58,500	58.80 39.30 33.29 26.25 19.15 5.34 27.78 37.81 28.60	Feb. 15, 2021 Feb. 14, 2022 Feb. 12, 2023 Feb. 18, 2024 Feb. 17, 2025 Jan. 04, 2026 Feb. 17, 2027 Feb. 16, 2028 Feb. 15, 2029	0 0 0 0 620,080 4,810,400 0 0 0	47,568	1,071,231	5,247,723
A.J. Golding SVP, Corporate Development	27,000 81,000 152,000 231,000 57,000 41,500 55,000	28.19 26.25 19.15 5.34 27.78 37.81 28.60	Sep. 17, 2023 Feb. 18, 2024 Feb. 17, 2025 Jan. 04, 2026 Feb. 27, 2027 Feb. 16, 2028 Feb. 15, 2029	0 0 512,240 3,968,580 0 0 0	42,495	956,987	1,077,477
M. M. Smith SVP, Sustainability & External Affairs	7,000 28,500 40,000 81,000 152,000 231,000 57,000 41,500 55,000	58.80 39.30 33.29 26.25 19.15 5.34 27.78 37.81 28.60	Feb. 15, 2021 Feb. 14, 2022 Feb. 12, 2023 Feb. 18, 2024 Feb. 17, 2025 Jan. 04, 2026 Feb. 17, 2027 Feb. 16, 2028 Feb. 15, 2029	0 0 0 0 377,440 3,968,580 0 0 0	42,494	956,965	1,468,169
(1)
Value at December 31, 2019 calculated by determining the difference between the closing price of the Class B subordinate voting shares underlying the options on the TSX at December 31, 2019 ($22.52) and the exercise price of the options.  This column includes the value of vested and unvested options.

(2)
Market or Payout Value calculated by multiplying the number of share units held at December 31, 2019 by the closing price of the Class B subordinate voting shares on the TSX at December 31, 2019 ($22.52).  Payout Value of PSUs and PDSUs has been calculated assuming a performance factor of 100% except for PDSUs that have already vested.  The actual payout amount for PSUs and PDSUs is determined as set out in Schedule B and will not be known until the applicable payout dates.

(3)
In 2015 and 2016, Mr. Lindsay elected to further invest in Teck by choosing to receive his 2014 and 2015 annual incentive cash bonuses, respectively, in the form of DSUs.  These DSUs are not reflected in the above table and are not considered long-term equity compensation as they were effectively purchased by Mr. Lindsay with his annual incentive cash bonuses for 2014 and 2015 on the basis of the then-current market price of the Class B subordinate voting shares rather than being received as part of his long term equity compensation package.

Incentive Plan Awards – Value Vested, Earned or Realized During the Year
The following table shows the number and value of the incentive plan awards which vested or were earned for each NEO in the fiscal year ending December 31, 2019.

Name	Value Vested During The Year ($)(1)						Non-Equity Incentive Plan Compensation – Value Earned During The Year ($)
	RSUs(2)	DSUs(2)	PSUs	PDSUs	Options(3)	Total
	Total Share-Based Awards
D. R. Lindsay President and CEO	-	-	1,877,985	-	8,194,412	10,072,397	1,841,300
R. A. Millos SVP, Finance and CFO	-	-	489,419	-	2,146,366	2,635,785	562,800
P. C. Rozee SVP, Commercial and Legal Affairs	-	-	399,513	86,716	2,146,366	2,632,595	578,200
A.J. Golding SVP, Corporate Development	-	-	409,491	-	1,770,780	2,180,271	427,400
M. M. Smith SVP, Sustainability & External Affairs	-	-	109,819	299,630	1,770,780	2,180,229	430,000
(1)	Includes share units credited as dividend equivalents.
(2)	DSUs and RSUs are no longer granted to senior executives. All RSUs and DSUs previously granted to the NEOs vested prior to 2019 and, in the case of RSUs, have been paid out.
(3)
The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Class B subordinate voting shares on the TSX and the exercise price on such vesting date.

STOCK OPTIONS EXERCISED
The following table shows the value realized by the one NEO who exercised options in the year ended December 31, 2019.  The aggregate value realized upon exercise is the difference between the fair market value of the Class B subordinate voting shares on the exercise date and the exercise price of the option.  The options noted below were due to expire in 2019 and a portion of the shares issued as a result of the exercise were held by Mr. Rozee.
	Grant Date	Number of Options	Exercise Price	Aggregate Value Realized
P.C. Rozee	Feb. 19, 2009	40,000	$4.15	$997,219.24
Pensions
DEFINED BENEFIT PENSION
Mr. Lindsay, CEO, is accruing benefits under Teck’s Pension Plan for Executive and Qualified Senior Salaried Employees (the “Retirement Plan”), a registered pension plan under the Income Tax Act and under an Executive Retirement Agreement.  His total annual retirement benefit is equal to 2.5% of his highest average annual earnings in a 36-consecutive month period, multiplied by years of service.  Earnings include base pay only. The normal retirement age for payment of the accrued pension is age 60.  Having reached the age of 55, Mr. Lindsay may retire at any time.  His accrued pension payable at an early retirement date will be reduced on an actuarial equivalent basis to reflect commencement prior to age 60.  The pension is payable in the form of a joint and two-thirds survivor pension.
Mr. Rozee, SVP, Commercial and Legal Affairs, is accruing benefits under the Retirement Plan and under a supplemental pension arrangement.  His total annual retirement benefit is equal to 2.0% of his highest average annual earnings in a 36 consecutive month period, multiplied by years of service.  Earnings include base pay only.  The normal retirement age for payment of the accrued pension is age 60.  Having reached the age of 55, Mr. Rozee may retire at any time.  His accrued pension payable at an early retirement date will be reduced on an actuarial equivalent basis to reflect commencement prior to age 60.  The pension is payable in the form of a joint and 60% survivor pension with a five-year guarantee.

The following table provides relevant information with respect to the pension entitlements of Mr. Lindsay and Mr. Rozee as of December 31, 2019.
Name	Number of Years Credited Service	Annual Benefits Payable		Opening Present Value of Defined Benefit Obligation	Compensatory Change	Non-Compensatory Change	Closing Present Value of Defined Benefit Obligation
		Accrued At End of Year	At Age 65
D.R. Lindsay	15	$600,300	$753,800	$9,463,000	$539,000	$1,511,000	$11,513,000
P.C. Rozee	18.75	$256,100	$330,100	$4,004,000	$180,000	$682,000	$4,866,000
The annual benefits payable are based on highest annual average earnings at December 31, 2019.  The actuarial valuation method and the significant assumptions that Teck applied in quantifying the accrued obligation at the end of the year are described in the footnotes to Teck’s audited consolidated annual financial statements for the year ended December 31, 2019.  The amounts in the “Compensatory Change” column include the service cost for the year and the impact of any differences between the estimated earnings at the start of the year and the actual earnings at the end of the year on the accrued obligation.  The amounts shown in the “Non-Compensatory Change” column include interest and the impact of changes that were made to the assumptions used to value the accrued benefits.
DEFINED CONTRIBUTION PENSION
Mr. Millos, Ms. Smith, and Mr. Golding are participants in the defined contribution plan of the Teck Cominco Metals Ltd. Retirement Income Plan (the “DC Pension Plan”) which is a registered pension plan under the Income Tax Act.  Mr. Millos, Ms. Smith, and Mr. Golding also participate in the defined contribution provision of the Supplementary Retirement Income Plan (the “DC Supplementary Plan”).  The DC Pension Plan provides for vesting on date of entry to the DC Pension Plan and the DC Supplementary Plan provides for 100% vesting after the completion of five years of service from the date of becoming a DC Supplementary Plan member.
For each of these NEOs, the contributions remitted in 2019 by Teck to the DC Pension Plan were equal to the maximum contribution limit under the Income Tax Act of $26,500.  The DC Supplementary Plan provides for notional contributions of 13% of earnings minus the contributions remitted to the registered pension plans.  Earnings include base pay only.  The account balances under the DC Pension Plan are invested in accordance with the individual participants’ election from the investment options offered to all plan members.
On retirement, the participant is entitled to the distribution of the accumulated value of Teck’s contributions under the DC Pension Plan as a lump sum and to the distribution of the accumulated value of the notional contributions under the DC Supplementary Plan as a series of 120 equal monthly payments.
The amounts reported in the table below show the combined defined contribution account balances for the two plans for each of these NEOs at the start of the year and at the end of the year, as well as the contributions made to the plans in the year:
Name	Accumulated Value at Start of Year	Compensatory	Accumulated Value at Year End(1)
R.A. Millos	$1,726,566	$91,163	$2,056,801
A.J. Golding	$487,649	$86,450	$662,340
M.M. Smith	$732,020	$86,450	$936,281
(1)  Includes non-compensatory changes including interest.
The amounts in the “Compensatory” column include the employer contributions to the DC Pension Plan and notional contributions to the participant’s DC Supplementary Plan accounts.  None of these NEOs participate in defined benefit pension plan arrangements.

Termination and Change in Control Benefits
The NEOs each have employment agreements that detail their position, duties, and compensation and benefits (including base salary, bonus, share units and stock options, pension, vacation, and other perquisites), as well as provisions on resignation, retirement, termination for cause, termination without cause and termination following a Change in Control.
No incremental payments or benefits are payable to any NEO upon a Change of Control unless the NEO is terminated by Teck without cause or resigns for good reason within 12 months of a Change of Control.  For this  purpose, “good reason” shall mean any significant change that is adverse to the executive’s position, status, job description, actual authority, work environment or compensation, including any requirement that the executive work greater than fifty kilometres from the office in which the executive works prior to the Change in Control, any change resulting from material reduction in the size or complexity of Teck’s business, or any adverse change in the reporting relationship of the executive, other than a change in the identity of the person or persons to whom the executive reports.
For purposes of these arrangements, a Change in Control is defined as:

•
The acquisition by any person or group of persons acting jointly or in concert, other than Keevil Holdco and its associates, of direct or indirect ownership of, or control or direction over, voting securities carrying more than the greater of: (i) 25% of the votes attached to all voting securities of Teck; and (ii) the number of votes under the control or direction of Temagami, and following such event “Continuing Directors” cease to constitute at least a majority of the Board;

•	An amalgamation, arrangement or other business combination resulting in ownership and Board constitution as outlined above;
•	Any person acquiring control or direction over securities to which are attached more than 50% of the votes attached to all voting securities of Teck;
•	The sale of all or substantially all of Teck’s assets; or
•	The Board having determined that for purposes of the relevant agreement a Change in Control has occurred.
The following table summarizes the material terms and conditions that apply in the event of the noted separation events.
Comp. Element	Separation Event
	Resignation	Termination with Cause	Retirement	Termination without Cause(1)	Change in Control and Termination without Cause(1)(2)
Salary	Payments cease	Payments cease	Payments cease	3x current salary for CEO (2x for other NEOs)	3x current salary for CEO (2x for other NEOs)
Annual Incentive Bonus	None	None	Pro-rated for year of separation	3x for CEO (2x for other NEOs) the average bonus for 3 preceding years	3x for CEO (2x for other NEOs) the average bonus for 3 preceding years
Stock Options	Unvested options are forfeited Vested options have a 90-day exercise period	All options are forfeited	Unvested options continue to vest.(3) Vested options have a max. 3-year remaining term for early retirement and max 5-year remaining term for normal retirement(4)	Unvested options are forfeited Vested options have a maximum 1-year remaining term	All options vest subject to Board discretion and have a maximum 1-year remaining term

Comp. Element	Separation Event
	Resignation	Termination with Cause	Retirement	Termination without Cause(1)	Change in Control and Termination without Cause(1)(2)
Share Units	PSUs and unvested DSUs/PDSUs are forfeited Vested DSUs are redeemed by December 15 of the following year	All share units are forfeited	Unvested share units are pro-rated to reflect the portion of the vesting period worked and continue to vest and pay out on schedule Vested DSUs/PDSUs are redeemed by December 15 of the following year.
Unvested PSUs are pro-rated to reflect the portion of the vesting period worked and continue to vest and pay out on schedule
Unvested PDSUs are forfeited.  Vested PDSUs/DSUs are redeemed by December 15 of the following year
All share units immediately vest and are payable.
Pension, Benefits & Perquisites	Coverage ceases	Coverage ceases	Coverage ceases	Coverage Ceases(5)	Coverage Ceases(5)
(1)	Amounts payable to the CEO are in accordance with the terms and conditions of his 2005 employment agreement.
(2)	Includes treatment in the event of resignation for good reason, as defined above.
(3)	Unvested options awarded in the 12-month period prior to retirement are forfeited.
(4)	See "Stock Option Plans" on Schedule B for description of "early retirement" and "normal retirement".
(5)
The Executive Retirement Agreement with the CEO described on page 66 specifies that the projected pension is payable at the Normal Retirement Date if the CEO is at least age 55 at the date of termination of employment without cause.

In order for the executive to receive payments where the executive is terminated without cause, the executive must:
•	Not use knowledge or experience gained as a Teck employee in any manner which would be detrimental to business interests of Teck or its affiliates;
•	Not directly or indirectly recruit or solicit any Teck employee for a period of 12 months following termination;
•	Keep non-public information concerning the business of Teck and its affiliates, including information related to business opportunities, in strictest confidence;
•	Comply with Teck’s Employee Technology and Confidentiality Agreement and the Code of Ethics; and
•	Upon termination, return all Teck assets, including any documents, recordings or other format on which information belonging to Teck is stored.
These obligations do not apply if the executive is terminated by Teck within 12 months of a Change in Control or where the executive resigns for good reason (as described above) within 12 months of the Change in Control.
The following table shows the estimated compensation payable assuming an NEO had been terminated effective on December 31, 2019.
Named Executive Officer	Separation Event
	Resignation	Termination with Cause	Retirement	Termination without Cause	Termination within 12 months of a Change in Control (1)(2)
D. R. Lindsay	$0	$0	$0	$11,725,300	$15,533,680
R. A. Millos	$0	$0	$0	$2,600,233	$3,671,399
P. C. Rozee	$0	$0	$0	$2,683,700	$3,745,931
A.J. Golding	$0	$0	$0	$2,385,667	$3,342,654
M. M. Smith	$0	$0	$0	$2,344,000	$3,300,965
(1)	Includes treatment in the event of resignation for good reason, as defined above, within 12 months of a Change of Control.
(2)
Includes the value of: (a) early vesting of options calculated based on the closing price of the Class B subordinate voting shares on the TSX at December 31, 2019 ($22.52) and (b) early vesting of unvested share units by multiplying the number of share units held at December 31, 2019 by the closing price of the Class B subordinate voting shares on the TSX at December 31, 2019 ($22.52).  For the purposes of this table, the value of PSUs and PDSUs has been calculated assuming a performance factor of 100%.

Securities Authorized For Issuance Under Equity Compensation Plans
The following table sets forth information with respect to securities authorized for issuance under Teck’s equity compensation plans as at December 31, 2019.
Plan Category	Number of Securities to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by shareholders	20,152,172	$23.02	1,759,503
Equity Compensation Plans not approved by shareholders	N/A	N/A	N/A
Total	20,152,172	$23.02	1,759,503
The following summarizes the number of stock options and share units granted in 2019 and 2018:
Year	Stock Options		Share Units
	# Granted	% of total Class B subordinate voting shares outstanding(1)	# Granted
2019	1,940,210	0.36%	1,110,316
2018	1,575,355	0.28%	906,996
(1)	As of May 1, 2019 and May 1, 2018, respectively (on a non-diluted basis).
In accordance with the rules of the TSX, the following table sets forth the annual burn rate, calculated in accordance with s. 613(d) of the TSX Company Manual, of each of our security-based compensation arrangements for the three most recently completed financial years:
	2019 Burn Rate(1)	2018 Burn Rate(1)	2017 Burn Rate(1)
2010 Plan	0.35%	0.28%	0.36%
(1)
Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

Additional Information
Interest of Informed Persons in Material Transactions
Following a competitive bid process in 2018, in 2019 Teck completed a transaction whereby SMM and Sumitomo Corporation subscribed for a 30% indirect interest in the subsidiary which owns the QB2 project, for consideration consisting of US$1.3 billion in earn-in and matching contributions, plus certain contingent payments payable on the occurrence of certain project milestones.  SMM, whose address is 11-3, Shimbashi 5-chome Minato-ku, Tokyo, Japan 105-8716, is an informed person of Teck that beneficially owns securities of Teck carrying more than 10 percent of the voting rights attached to all outstanding voting securities of Teck.
Availability of Documents
To request a copy of our core disclosure documents free of charge, including the Annual Report and Circular, please contact our Corporate Secretary at our registered and head office: Suite 3300 – 550 Burrard Street, Vancouver, BC V6C 0B3.  These documents can be viewed on our website at www.Teck.com/reports.
Additional information about Teck is available on SEDAR at www.sedar.com.  Financial information is provided in Teck’s comparative annual financial statements and the management’s discussion and analysis for our most recently completed financial year. Additional disclosure regarding Teck’s Audit Committee, including the full text of the Audit Committee Charter, can be found in our Annual Information Form for the year ended December 31, 2019.
We also file our Annual Report with the United States Securities and Exchange Commission under Form 40-F. This document can be viewed on EDGAR at www.sec.gov/edgar.
Insurance
Our by-laws provide for indemnification of current and former directors and officers against costs related to any action or proceeding to which they are made a party because of their position as a director or officer of Teck, subject to the limitations in the Canada Business Corporations Act.
Teck has purchased standard insurance policies against liability incurred by directors or officers in the performance of their duties, for the benefit of Teck and such directors and officers.  In 2019, Teck paid premiums of approximately US$2.13 million for US$200 million coverage for directors and officers and US$175 million for Teck, with no deductible for directors’ and officers’ coverage and a US$2.5 million deductible for Teck’s coverage.  No claims have been made to date.
Board of Directors’ Approval
The contents and sending of this management Proxy Circular have been approved by the Board of Directors of Teck.
DATED this 28th day of February, 2020.
By order of the Board of Directors

“Amanda Robinson”
Amanda Robinson Corporate Secretary

Approved by the Board September 18, 2019
Schedule A
Mandate of the Board of Directors
It is the responsibility of the Board of Directors (the “Board”) of Teck Resources Limited (“Teck”) to oversee the management of Teck’s business and affairs.  The management of day-to-day operations is delegated to Teck’s Chief Executive Officer (“CEO”) and the other senior executives (collectively, “Management”) under the stewardship of the Board.
 In carrying out its duties: (1) the Board shall provide Management with sound business guidance, calling upon the varied experiences and expertise of its members; (2) each member of the Board shall act honestly and in good faith with a view to the best interests of Teck; and (3) each member of the Board shall exercise the level of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
A.	RESPONSIBILITIES
To fulfill its responsibilities and duties, the Board shall be responsible for the following, among other things:
1.	Providing Guidance, Direction, and Governance
(a)
ensuring that professional, technical, financial input and business know-how is forthcoming from members of the Board who have extensive and successful experience in their business or professional careers;

(b)
ensuring that professional, technical, financial input and industry know-how is forthcoming from members of the Board who have established experience in one or more natural resource or extractive industries;

(c)	providing community and corporate governance input commensurate with contemporary corporate practice to assist the Board and Management when making decisions;
(d)	providing guidance and direction to Management in pursuit of Teck’s goals and strategic plans;
(e)	setting the tone for a culture of integrity and sound business decisions throughout Teck.
2.	Appointing and Evaluating Management, Compensation and Succession Planning
(a)	selecting, setting goals for, monitoring the performance and competence of and planning for the succession of the CEO and other senior executives;
(b)	ensuring that appropriate succession planning, training and monitoring is in place for Management generally;
(c)	approving the corporate objectives which form the basis for Management’s incentive compensation, and reviewing progress against those objectives;
(d)	with the advice of the Compensation Committee, approving the compensation of the Management team and approving an appropriate compensation program for Teck’s personnel.

Approved by the Board September 18, 2019

3.	Strategic Planning and Risk Management
(a)	adopting and ensuring the implementation of a strategic planning process on an annual basis, which takes into account, among other things, the opportunities and risks of the business;
(b)	identifying and assessing the principal risks of Teck’s business and ensuring the implementation of a risk management program to identify, assess, actively manage, and monitor key risks;
4.	Ethics and Social Responsibility
(a)	satisfying itself as to the integrity of the CEO and the other senior officers and satisfying itself that they create and maintain a culture of integrity throughout Teck;
(b)	approving Teck’s Code of Ethics and monitoring compliance with the Code and the resolution of complaints related to the Code;
(c)	approving Teck’s Anti-Corruption Compliance Policy and monitoring compliance practices and the resolution of any incidents of non-compliance;
(d)	approving Teck’s major policies and practices relating to social responsibility;
5.	Disclosure and Financial Reporting
(a)
approving Teck’s annual and quarterly reports, including the financial statements and related regulatory filings prior to their filing with applicable regulatory agencies and their release to the public, provided that the approval of quarterly reports may be delegated to the Audit Committee of the Board;

(b)	adopting a communication and continuous disclosure policy for Teck and monitoring its implementation;
(c)	overseeing the policies and procedures implemented by Management to ensure the integrity of Teck’s internal controls, financial reporting and management information systems;
(d)	ensuring that mechanisms are in place for the Board to receive feedback from stakeholders including as appropriate direct engagement with investors and their representatives;
6.	Governance
(a)	developing Teck’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Teck;
(b)	monitoring the composition of the Board, setting a policy with respect to Board diversity, and identifying the competencies and skills required by the Board as a whole;
(c)	meeting regularly in the absence of Management and taking other reasonable steps to maintain the independence of the Board from Management;
(d)	adopting an appropriate, formal orientation program for new directors and ongoing education sessions on the various business units and strategies of Teck for all directors;
(e)	establishing and appointing Board committees, however designated, and delegating to any such Board committees any of the powers of the Board except those pertaining to

Approved by the Board September 18, 2019

items which, under the Canada Business Corporations Act, a Board committee has no authority to exercise;
(f)
determining whether or not individual directors meet the requirements for independence set out in applicable securities laws and stock exchange rules, and making such disclosures as are required with respect to that determination.

B.	POLICIES
In carrying out its responsibilities, the Board will conform to the following policies:
7.	Decisions Requiring Board Approval
The Board may delegate to the CEO or other officers the authority to approve individual commitments and expenditures for any corporate purpose on such terms as the Board considers appropriate.  The Board retains responsibility for approving expenditures beyond those delegated limits, significant changes in Teck’s affairs such as approval of major capital expenditures, new debt financing arrangements and significant investments, acquisitions and divestitures.  No securities can be issued without the authorization of the Board and the Board must authorize the purchase, redemption or other acquisition of shares issued by Teck.
8.	Measures for Receiving Feedback from Security Holders
The Board has adopted a Shareholder Engagement Policy.  Teck’s investor relations department is responsible for communications with investors.  Investors have the opportunity to provide feedback to Teck via the investor relations group through email at Teck’s website, through direct or telephone contact with the investor relations officer (a contact person is identified in each press release) and through regular mail service.  In addition, Teck regularly has face-to-face meetings with investment analysts and institutional investors where feedback is provided directly to the investor relations officer and Management present at the meeting.  The investor relations department responds to all investor enquiries in a timely manner either directly, or by passing the request along to the appropriate Teck department for their response.  Investor feedback is evaluated by the Director of Investor Relations and summarized for Management. This evaluation takes into account the nature and frequency of the feedback and the sensitivity of the subject under discussion.  Significant shareholder comments and analysts’ reports are reported quarterly to the Board.
9.	Expectations of Management
The day-to-day management of Teck and its operations is the responsibility of Management under the direction of the CEO.  The Board expects Management to manage and maintain Teck’s operations efficiently and safely.  The Board has adopted a Code of Ethics that requires each staff employee to maintain the highest ethical standards of behaviour while conducting the Teck’s business.
10.	Director Orientation and Education
The Board will ensure that all new directors receive a comprehensive orientation.  New directors will be provided with a copy of the Company’s key policies, codes and mandates.  The Board will encourage and provide continuing education opportunities to directors including regularly scheduled briefings on the Company’s operations, business and key issues.

Schedule B
Equity Incentive Plans
Stock Option Plans
Teck currently has options outstanding under one stock option plan, the 2010 Stock Option Plan (the “2010 Plan”). All of the remaining options issued under our previous plan, the 2001 Stock Option Plan (the “2001 Plan”), the terms of which were substantially similar to the 2010 Plan, expired in the first quarter of 2020.  No further grants may be made under our 2001 Plan.
2001 Plan
The following table sets out as at December 31, 2019 the number and percentage (on a non-diluted basis) of Class B subordinate voting shares that were reserved under the 2001 Plan:
	Number of Class B subordinate voting shares	Percentage of Class B subordinate voting shares
Total initially reserved for issuance under 2001 Plan	18,000,000	3.34%
Reserved under options that have been granted	699,729	0.13%
Available for future grants	0	0%
2010 Plan
Under the 2010 Plan, options may be granted to full-time employees of Teck or a subsidiary who are or who demonstrate the potential of becoming key personnel.  The following table sets out as at December 31, 2019 the number and percentage (on a non-diluted basis) of Class B subordinate voting shares reserved or available for issuance under the 2010 Plan:
	Number of Class B subordinate voting shares	Percentage of Class B subordinate voting shares
Total reserved for issuance under 2010 Plan	28,000,000	5.19%
Reserved under options that have been granted	19,452,443	3.61%
Available for future grants	1,759,503	0.33%
The Board determines the amount of options granted and the applicable exercise price, which must be not less than the closing sale price of the Class B subordinate voting shares on the TSX on the last trading day prior to the grant date.  The maximum term of any option is 10 years and, unless otherwise determined by the Board, options vest in three equal instalments on the first, second and third anniversaries of the grant date.  Class B subordinate voting shares reserved for issuance under options under our 2010 Plan that expire or terminate without being exercised are returned to the pool available for grant.
The aggregate number of Class B subordinate voting shares issuable to insiders of Teck at any time or issued to insiders of Teck within any one year period pursuant to the 2010 Plan and any other Teck share compensation arrangements may not exceed 10% of the aggregate number of issued and outstanding Class B subordinate voting shares and Class A common shares.  Options are not transferable or assignable except to the legal personal representatives of a deceased optionee.
An option granted under the 2010 Plan will not be affected by any change of office or employment of the optionee so long as the optionee continues to be employed by Teck or its subsidiary.  Treatment of options on termination of employment differs depending on the reason for termination, as set out in the table below:
Reason for Termination	Treatment of Options
Death
Options vesting within 3 years of death may be exercised by the estate until the earlier of (i) the 3rd anniversary of the date of death, and (ii) the later of the 1st anniversary of the date of death and the normal expiry date of such options.

Reason for Termination	Treatment of Options
Retirement
Vesting continues, except with respect to options granted within 12 months of retirement date, which are forfeited.
Options may be exercised until the earlier of the normal expiry date and the:
•          3rd anniversary of retirement, if “Early Retirement Eligible”
•          5th anniversary of retirement, if “Normal Retirement Eligible”
Retirement eligibility is dependent on:
•          the employee having at least 5 years of service
•          the employee giving 6 months’ notice of intention to retire, and
•          the sum of the employee’s years of service plus their age being at least 65 (early retirement) or 70 (normal retirement)

Resignation	Vested options may be exercised until the earlier of (i) the normal expiry date of the options, and (ii) 90 days after the date of resignation.
Cause	All options are forfeited.
Any other reason	Vested options may be exercised until the earlier of (i) the normal expiry date and (ii) one year after the earlier of the date of notice of dismissal and the effective end date of employment.

The 2010 Plan provides for certain adjustments in the number and kind of securities or other property issuable upon exercise upon the occurrence of certain events, including the subdivision or consolidation of the Class B subordinate voting shares, the amalgamation, merger or business combination of Teck, a re-designation of Class B subordinate voting shares, or a take-over bid for the Class B subordinate voting shares.  The Board may in its discretion accelerate the vesting dates and the expiry dates of outstanding options in the event of certain take-over bids and business combinations.
The 2010 Plan provides optionees with a share appreciation right (a “SAR”), in lieu of exercising, to realize the appreciation in value of the Class B subordinate voting shares underlying such option, determined by multiplying the applicable number of Class B subordinate voting shares by the excess of the current market value over the exercise price.  A SAR may not be exercised in respect of more than 10,000 Class B subordinate voting shares and up to 50% of the amount received may be applied to the purchase of Class B subordinate voting shares from treasury at current market value.
Employees are prohibited from trading in Teck securities with knowledge of material information concerning Teck that has not been publicly disclosed.  Teck establishes regular blackout periods during which employees may not trade in Teck securities, including exercising options.  Under the 2010 Plan, options that would otherwise expire during or immediately following a blackout period will remain exercisable until the fifth business day after the blackout period ends.
The Board may discontinue or amend the 2010 Plan at any time, provided, that shareholder approval must be obtained to:
•	reduce the exercise price of an option either directly or indirectly by means of the cancellation of an option and the reissue of a similar option;
•	extend the exercise period of an option beyond the normal expiry date (except in respect of blackout periods as noted above or in certain instances, on death of the optionee);
•	increase the levels of insider participation;
•	increase the number of Class B subordinate voting shares reserved for issuance (other than as set out in the 2010 Plan);
•	add non-employee directors to the category of persons eligible to receive options;
•	amend any assignment rights set; and
•	amend any matters for which shareholder approval is specifically required.
The Board’s discretion includes, without limitation, the authority to make amendments to clarify any ambiguity, inconsistency or omission in the 2010 Plan and other clerical or housekeeping amendments, to alter the vesting or termination provisions, and to modify the mechanics of exercise.  All amendments require stock exchange approval, and no amendment that could adversely affect an optionee may be made without the consent of the affected optionee.

In order to accommodate differences in local law, tax policy or custom applicable to non-Canadian optionees, the Board may provide for such additional or varied terms in option agreements, as it may consider necessary or appropriate.
Share Unit Plans
Teck has four share unit plans pursuant to which participants receive non-dilutive, notional share units with the following features:
•	value is tied to the price of the Class B subordinate voting shares at any given time
•	not entitled to any voting or other shareholder rights
•	receive dividend equivalents in the form of additional units, based on the value of the Class B subordinate voting shares on the dividend payment date
•	paid out in cash
Participation, vesting, and payment details are set out in the following table:
Plan	Participants		Vesting		Payment
DSU	•	New grants to non-executive directors only (annual grant; all or a portion of annual retainer, by election)	•	Immediately on the grant date	•	by election no later than December 15 of the year after the participant ceases to hold office or be employed by Teck
PSU	•	Executive officers (annual grant, may elect between PSUs and PDSUs, up to 50% PDSUs)	•	no later than the 3rd anniversary of December 31 immediately preceding the grant date (historically, December 20th of that year)	•	on the vesting date
PDSU	•	Executive officers (annual grant, may elect between PSUs and PDSUs, up to 50% PDSUs)	•	no later than the 3rd anniversary of December 31 immediately preceding the grant date (historically, December 20th of that year)	•	by election no later than December 15 of the year after the employee ceases to be an employee
RSU	•	Employees	•	no later than the 3rd anniversary of December 31 immediately preceding the grant date (historically, December 20th of that year)	•	on the vesting date
	•	Non-executive directors who have met minimum shareholding requirements (all or portion of annual retainer, by election)
All share units vest upon a change in control; however, awards pay out on their normal schedule.  Prior to the adoption of the PDSU plan, certain officers were granted DSUs, all of which have now vested.
Each DSU has a payout value equal to the closing price of the Class B subordinate voting shares on the TSX on the trading day prior to the applicable payout date.  Each RSU, PSU, and PDSU has a payout value equal to the VWAP of the Class B subordinate voting shares for the 20 consecutive trading days prior to the applicable payout date.
All share units are cash settled and have no dilutive effect on Teck securities.  As such, the share unit plans do not have a fixed maximum number or percentage of awards reserved.  The following table sets out as at December 31, 2019 the number of outstanding share units under each plan and the percentage of the issued and outstanding Class B subordinate voting shares that this number represents (undiluted):
Plan	Number of Share Units	Percentage relative to number of outstanding Class B subordinate voting shares
DSU Plan	2,462,946	0.46%
RSU Plan	891,984	0.17%
PSU Plan	741,038	0.14%
PDSU Plan	177,132	0.03%

Performance-Linked Awards

Performance metrics are set at the time of grant which affect the number of PSUs and PDSUs that vest, which may be from 0% to 200% of the number of share units granted.  This performance factor is determined, and the PSUs and PDSUs vest, following a performance period of approximately 3 years.
The performance factor is based on two metrics that are weighted equally, one internal and one external:
•	Teck’s total shareholder return (“TSR”) performance relative to a performance comparator group separate from the Compensation Comparator Group (the "Performance Comparator Group");
•	Changes in Teck’s EBITDA relative to changes in a synthetic commodity price index intended to reflect the relative significance of key commodities in Teck’s business.
For these purposes, TSR is defined as the annualized share price appreciation/depreciation plus dividends and any cash-equivalent distributions and is calculated using the share price at the beginning and end of the period, including the value of dividends paid during the period.  Relative performance is measured incrementally, with a 1st or 2nd ranking among the Performance Comparator Group equating to a 200% performance factor for TSR, with a last or second-to-last place ranking equating to 0%.  The TSR performance factor would be 100% of target value (or 25% of target total long-term incentive value) if Teck ranked 7th among the Performance Comparator Group, meaning Teck’s TSR performance was greater than 6 companies but trailing the 6 other companies in the Performance Comparator Group over the relevant period.
Whereas the Compensation Comparator Group comprises a global selection of companies against whom Teck competes for talent, the Performance Comparator Group consists of companies primarily engaged in mining and/or refining multiple commodities and against whom Teck competes for capital.  For 2019, the Performance Comparator Group consisted of the following companies as quoted on the noted exchanges:
•	Anglo American plc (NYSE)
•	BHP Billiton Limited (NYSE)
•	Cleveland-Cliffs Inc. (NYSE)
•	First Quantum Minerals Ltd. (TSX)
•	Freeport-McMoRan Inc. (NYSE)
•	HudBay Minerals Inc. (TSX)
•	Lundin Mining Corporation (TSX)
•	Rio Tinto plc (NYSE)
•	Southern Copper Corporation (NYSE)
•	Vale S.A. (NYSE)
•	Whitehaven Coal Limited (ASX)
•	Yanzhou Coal Mining Company Limited (NYSE)
These companies were selected on the basis of having similar attributes to Teck from an investment standpoint.  The companies in the Performance Comparator Group range widely in size, measured by revenues or market capitalization, commodities mined or refined and in global footprint.  The diversity of size and composition in the Performance Comparator Group is necessary in order to construct a group size large enough to be appropriate for comparison and to minimize the effect of any one company’s performance.
For the EBITDA metric for the 2019 PSU and PDSU grants, the weighting of commodities in the synthetic index was 35% steelmaking coal, 27.5% copper, 27.5% zinc and 10% oil.  EBIDTA is measured by comparing the prior year’s EBITDA at the date of the grant with a trailing four-quarter EBIDTA at the determination date.

TECK RESOURCES LIMITED

PROXY - CLASS A COMMON SHARES
ANNUAL AND SPECIAL MEETING
April 21, 2020

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION
The undersigned shareholder of TECK RESOURCES LIMITED (the "Corporation") hereby appoints Sheila A. Murray, Chair of the Board of the Corporation, or failing her, Norman B. Keevil, III, a director of the Corporation, or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________   as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual and Special Meeting of Shareholders of the Corporation (the "Meeting") to be held on April 21, 2020 and any adjournment or postponement thereof.  The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular.  The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.
Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1.	To elect the Directors of the Corporation.

Name	For	Withhold	Name	For	Withhold	Name	For	Withhold
M.M. Ashar	□	□	T. Higo	□	□	T.L. McVicar	□	□
Q. Chong	□	□	N.B. Keevil III	□	□	K.W. Pickering	□	□
E.C. Dowling	□	□	D.R. Lindsay	□	□	U.M. Power	□	□
E. Fukuda	□	□	S.A. Murray	□	□	T.R. Snider	□	□

2.	To appoint PricewaterhouseCoopers LLP as Auditor of the Corporation and to authorize the directors to fix the Auditor’s remuneration.
FOR           WITHHOLD VOTE _________
3.	To approve the advisory resolution on the Corporation’s approach to executive compensation.
FOR           AGAINST __________
4.
To approve the resolutions increasing the number of Class B subordinate voting shares available for issuance under the 2010 Plan by 18,000,000 and ratifying the grant of 3,690,130 stock options, as more particularly described in the management proxy circular dated February 28, 2020.

FOR           AGAINST __________
IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR EACH OF THE ABOVE MATTERS.
THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.
A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT OF THE CORPORATION.

DATED this                day of                                 , 2020.

Signature of Shareholder	(Number of Shares Represented)
(SEE NOTES OVER)

VOTE BY MAIL OR EMAIL:

This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy.  Please sign exactly as your name appears on the label below.  If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder.  If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy.  Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder.  Where shares are held jointly, each owner must sign.

VOTE BY INTERNET:

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information.  Have this form of proxy available when you access the website at www.astvotemyproxy.com.  You will be prompted to enter your 13-digit Control Number which is located below.  You may also appoint a person other than the persons designated on this form of proxy by following the instructions provided on the website.

By resolution of the directors, proxies to be used at the Meeting must be deposited with the Corporation's Registrar and Transfer Agent, AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or if by hand, Suite 1200 – 1 Toronto Street, Toronto, Ontario or with the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 – 550 Burrard Street, Vancouver, B.C. V6C 0B3, or voted by email (proxyvote@astfinancial.com or votezprocuration@astfinancial.com) or internet, at least 48 hours before the date of the Meeting.  The Chair of the Meeting has the discretion to accept proxies filed, or voted by email or internet, less than 48 hours before the date of the Meeting.

REQUEST FOR FINANCIAL STATEMENTS AND PROXY MATERIAL:

You are entitled to request that the financial statements and proxy related materials be sent to you.  If you wish to receive such material, please tick the applicable boxes below or go to AST’s website https://ca.astfinancial.com/financialstatements and input code xxxxa.

☐	I would like to receive quarterly financial statements
☐	I would like to receive annual financial statements
☐	I would like to receive the information circular for the next meeting
☐	I would like to receive future mailings by email at ______________________

- - - -	Your name and address are shown as registered. Please notify AST Trust Company (Canada) of any change in your address.
Control Number

TECK RESOURCES LIMITED

PROXY - CLASS B SUBORDINATE VOTING SHARES
ANNUAL AND SPECIAL MEETING
April 21, 2020

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION
The undersigned shareholder of TECK RESOURCES LIMITED (the "Corporation") hereby appoints Sheila A. Murray, Chair of the Board of the Corporation, or failing her, Norman B. Keevil, III, a director of the Corporation, or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________   as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual and Special Meeting of Shareholders of the Corporation (the "Meeting") to be held on April 21, 2020 and any adjournment or postponement thereof.  The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular.  The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.
Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1.	To elect the Directors of the Corporation.

Name	For	Withhold	Name	For	Withhold	Name	For	Withhold
M.M. Ashar	□	□	T. Higo	□	□	T.L. McVicar	□	□
Q. Chong	□	□	N.B. Keevil III	□	□	K.W. Pickering	□	□
E.C. Dowling	□	□	D.R. Lindsay	□	□	U.M. Power	□	□
E. Fukuda	□	□	S.A. Murray	□	□	T.R. Snider	□	□

2.	To appoint PricewaterhouseCoopers LLP as Auditor of the Corporation and to authorize the directors to fix the Auditor’s remuneration.
FOR           WITHHOLD VOTE _________
3.	To approve the advisory resolution on the Corporation’s approach to executive compensation.
FOR           AGAINST __________
4.
To approve the resolutions increasing the number of Class B subordinate voting shares available for issuance under the 2010 Plan by 18,000,000 and ratifying the grant of 3,690,130 stock options, as more particularly described in the management proxy circular dated February 28, 2020.

FOR           AGAINST __________
IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR EACH OF THE ABOVE MATTERS.
THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.
A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT OF THE CORPORATION.

DATED this                day of                                 , 2020.

Signature of Shareholder	(Number of Shares Represented)
(SEE NOTES OVER)

VOTE BY MAIL OR EMAIL:

This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy.  Please sign exactly as your name appears on the label below.  If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder.  If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy.  Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder.  Where shares are held jointly, each owner must sign.

VOTE BY INTERNET:

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information.  Have this form of proxy available when you access the website at www.astvotemyproxy.com.  You will be prompted to enter your 13-digit Control Number which is located below.  You may also appoint a person other than the persons designated on this form of proxy by following the instructions provided on the website.

By resolution of the directors, proxies to be used at the Meeting must be deposited with the Corporation's Registrar and Transfer Agent, AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or if by hand, Suite 1200 – 1 Toronto Street, Toronto, Ontario or with the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 – 550 Burrard Street, Vancouver, B.C. V6C 0B3, or voted by email (proxyvote@astfinancial.com or votezprocuration@astfinancial.com) or internet, at least 48 hours before the date of the Meeting.  The Chair of the Meeting has the discretion to accept proxies filed, or voted by email or internet, less than 48 hours before the date of the Meeting.

REQUEST FOR FINANCIAL STATEMENTS AND PROXY MATERIAL:

You are entitled to request that the financial statements and proxy related materials be sent to you.  If you wish to receive such material, please tick the applicable boxes below or go to AST’s website https://ca.astfinancial.com/financialstatements and input code xxxxa.

☐	I would like to receive quarterly financial statements
☐	I would like to receive annual financial statements
☐	I would like to receive the information circular for the next meeting
☐	I would like to receive future mailings by email at ______________________

- - - -	Your name and address are shown as registered. Please notify AST Trust Company (Canada) of any change in your address.
Control Number

TECK RESOURCES LIMITED

VOTING INSTRUCTION FORM
CLASS A COMMON SHARES
ANNUAL AND SPECIAL MEETING
April 21, 2020

THIS VOTING INSTRUCTION FORM IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION
The undersigned beneficial shareholder of TECK RESOURCES LIMITED (the "Corporation") wishes to have appointed Sheila A. Murray, Chair of the Board of the Corporation, or failing her, Norman B. Keevil III, a director of the Corporation, or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________   as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual and Special Meeting of Shareholders of the Corporation (the "Meeting") to be held on April 21, 2020 and any adjournment or postponement thereof.  The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular.  The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any voting instructions previously given.
Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1.	To elect the Directors of the Corporation.

Name	For	Withhold	Name	For	Withhold	Name	For	Withhold
M.M. Ashar	□	□	T. Higo	□	□	T.L. McVicar	□	□
Q. Chong	□	□	N.B. Keevil III	□	□	K.W. Pickering	□	□
E.C. Dowling	□	□	D.R. Lindsay	□	□	U.M. Power	□	□
E. Fukuda	□	□	S.A. Murray	□	□	T.R. Snider	□	□

2.	To appoint PricewaterhouseCoopers LLP as Auditor of the Corporation and to authorize the directors to fix the Auditor’s remuneration.
FOR           WITHHOLD VOTE _________
3.	To approve the advisory resolution on the Corporation’s approach to executive compensation.
FOR           AGAINST __________
4.
To approve the resolutions increasing the number of Class B subordinate voting shares available for issuance under the 2010 Plan by 18,000,000 and ratifying the grant of 3,690,130 stock options, as more particularly described in the management proxy circular dated February 28, 2020.

FOR           AGAINST __________
IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS VOTING INSTRUCTION FORM WILL BE VOTED FOR EACH OF THE ABOVE MATTERS.
THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS VOTING INSTRUCTION FORM IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.
A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT OF THE CORPORATION.

DATED this                day of                                 , 2020.

Signature of Beneficial Shareholder	(Number of Shares Represented)
(SEE NOTES OVER)

VOTE BY MAIL OR EMAIL:

This voting instruction form should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the voting instruction form.  Please sign exactly as your name appears on the label below.  If undated, this voting instruction form will be deemed to bear the date on which it was mailed by management to the shareholder.  If the shareholder is a corporation, either its corporate seal must be affixed or the voting instruction form should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the voting instruction form.  Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder.  Where shares are held jointly, each owner must sign.

VOTE BY INTERNET:

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information.  Have this form of voting instruction form available when you access the website at www.astvotemyproxy.com.  You will be prompted to enter your 13-digit Control Number which is located below.  You may also appoint a person other than the persons designated on this voting instruction form by following the instructions provided on the website.

By resolution of the directors, proxies to be used at the Meeting must be deposited with the Corporation's Registrar and Transfer Agent, AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or if by hand, Suite 1200 – 1 Toronto Street, Toronto, Ontario or with the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 – 550 Burrard Street, Vancouver, B.C. V6C 0B3, or voted by email (proxyvote@astfinancial.com or votezprocuration@astfinancial.com) or internet, at least 48 hours before the date of the Meeting.  The Chair of the Meeting has the discretion to accept proxies filed, or voted by email or internet, less than 48 hours before the date of the Meeting.

- - - -	Your name and address are shown as registered. Please notify AST Trust Company (Canada) of any change in your address.
Control Number

TECK RESOURCES LIMITED

VOTING INSTRUCTION FORM
CLASS B SUBORDINATE VOTING SHARES
ANNUAL AND SPECIAL MEETING
April 21, 2020

THIS VOTING INSTRUCTION FORM IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION
The undersigned beneficial shareholder of TECK RESOURCES LIMITED (the "Corporation") wishes to have appointed Sheila A. Murray, Chair of the Board of the Corporation, or failing her, Norman B. Keevil III, a director of the Corporation, or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________   as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual and Special Meeting of Shareholders of the Corporation (the "Meeting") to be held on April 21, 2020 and any adjournment or postponement thereof.  The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular.  The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any voting instructions previously given.
Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1.	To elect the Directors of the Corporation.

Name	For	Withhold	Name	For	Withhold	Name	For	Withhold
M.M. Ashar	□	□	T. Higo	□	□	T.L. McVicar	□	□
Q. Chong	□	□	N.B. Keevil III	□	□	K.W. Pickering	□	□
E.C. Dowling	□	□	D.R. Lindsay	□	□	U.M. Power	□	□
E. Fukuda	□	□	S.A. Murray	□	□	T.R. Snider	□	□

2.	To appoint PricewaterhouseCoopers LLP as Auditor of the Corporation and to authorize the directors to fix the Auditor’s remuneration.
FOR           WITHHOLD VOTE _________
3.	To approve the advisory resolution on the Corporation’s approach to executive compensation.
FOR           AGAINST __________
4.
To approve the resolutions increasing the number of Class B subordinate voting shares available for issuance under the 2010 Plan by 18,000,000 and ratifying the grant of 3,690,130 stock options, as more particularly described in the management proxy circular dated February 28, 2020.

FOR           AGAINST __________
IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS VOTING INSTRUCTION FORM WILL BE VOTED FOR EACH OF THE ABOVE MATTERS.
THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS VOTING INSTRUCTION FORM IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.
A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT OF THE CORPORATION.

DATED this                day of                                 , 2020.

Signature of Beneficial Shareholder	(Number of Shares Represented)
(SEE NOTES OVER)

VOTE BY MAIL OR EMAIL:

This voting instruction form should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the voting instruction form.  Please sign exactly as your name appears on the label below.  If undated, this voting instruction form will be deemed to bear the date on which it was mailed by management to the shareholder.  If the shareholder is a corporation, either its corporate seal must be affixed or the voting instruction form should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the voting instruction form.  Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder.  Where shares are held jointly, each owner must sign.

VOTE BY INTERNET:

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information.  Have this form of voting instruction form available when you access the website at www.astvotemyproxy.com.  You will be prompted to enter your 13-digit Control Number which is located below.  You may also appoint a person other than the persons designated on this voting instruction form by following the instructions provided on the website.

By resolution of the directors, proxies to be used at the Meeting must be deposited with the Corporation's Registrar and Transfer Agent, AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 or if by hand, Suite 1200 – 1 Toronto Street, Toronto, Ontario or with the Corporate Secretary of the Corporation at the Corporation’s registered office located at Suite 3300 – 550 Burrard Street, Vancouver, B.C. V6C 0B3, or voted by email (proxyvote@astfinancial.com or votezprocuration@astfinancial.com) or internet, at least 48 hours before the date of the Meeting.  The Chair of the Meeting has the discretion to accept proxies filed, or voted by email or internet, less than 48 hours before the date of the Meeting.

- - - -	Your name and address are shown as registered. Please notify AST Trust Company (Canada) of any change in your address.
Control Number

NOTICE TO SHAREHOLDERS REGARDING ANNUAL AND INTERIM FINANCIAL STATEMENTS AND CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS

Dear Shareholder,

As a shareholder of Teck Resources Limited (“Teck”), you may elect to receive our annual and interim financial statements. If you wish to receive these financial statements, please complete the bottom of this notice and return to our Transfer Agent and Registrar, AST Trust Company (Canada), by facsimile, mail or by submitting your request electronically at  http://ca.astfinancial.com/InvestorServices/Financial-Statements. Your name will then be added to the mailing list maintained by AST Trust Company (Canada). Please be assured that if you do not elect to receive our financial statements you will still receive annually our Notice of Annual Meeting and a Proxy form in accordance with applicable notice and access rules.

If you elect to receive our annual and/or interim financial statements, your election will be effective until you notify AST Trust Company (Canada) of a change to your election. You may change your election with respect to the financial statements at any time by contacting AST Trust Company (Canada) at the address noted below. We will send you a similar election notice each year.

In addition if you wish to receive delivery of certain of Teck’s corporate documents via internet rather than by mail, please check that preference on the bottom of this notice or enroll online at https://ca.astfinancial.com/InvestorServices/edelivery.

Financial Statements Election Notice		(PLEASE PRINT)

To:	AST Trust Company (Canada)
	PO Box 700	Name
Station B
	Montreal, QC H3B 3K3	Address
Canada
Fax: 1-888-249-6189 or 1-514-985-8843
Country
ELECTRONICALLY:
https://ca.astfinancial.com/InvestorServices/edelivery		Postal/Zip Code

	☐ I wish to receive annual financial statements of Teck Resources Limited	Email Address

☐ I wish to receive interim financial statements of Teck Resources Limited

I understand that this election notice will be effective until I notify AST Trust Company (Canada) of a change in my election and that I may change my election at any time by contacting AST Trust Company (Canada) at the address noted above.

CHECK ONE:

☐	By Mail
☐
By electronic delivery. I have read and understood the terms set forth on the reverse side of this notice and I consent to the electronic delivery of the Documents indicated in Item 1 on the reverse side of this notice.

(See Reverse Side)

Terms and Conditions for Electronic Delivery of Documents

TECK RESOURCES LIMITED (”Teck") has implemented an electronic delivery program under which you, as a shareholder, would be notified that Teck’s interim financial statements, annual report and other corporate information is available on Teck’s website at www.teck.com.

If you consent to electronic delivery, an email notification will be sent to you confirming when Teck has implemented its electronic delivery program.

With your consent, Teck will be able to make the information available to you electronically instead of sending you the information by mail. To enable Teck to provide increased convenience to shareholders, benefit the environment and reduce costs, Teck encourages its shareholders to take advantage of the electronic delivery program. If you would like to take advantage of this electronic delivery program, you must complete the consent form below and return it to our transfer agent, AST Trust Company (Canada) by fax 1-888-249-6189 or mail to AST Trust Company (Canada), P.O. Box 700, Station B, Montreal, Quebec, Canada, H3B 3K3. Teck encourages you to read the consent form carefully so that you understand the terms under which electronic delivery is made. If you would like to continue receiving these documents by mail, simply complete the enclosed Supplemental Mail List Return Card and return it to AST Trust Company (Canada). You do not have to complete the consent form below.

TO: TECK RESOURCES LIMITED

1.	I consent to receiving all documents to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive may include:

➢	Teck’s Interim Financial Reports (including interim financial statements)
➢	Teck’s Annual Report (including Annual Financial Statements and MD&A)
➢	Notice of Teck’s Annual or Special Meeting of Shareholders and related Management Proxy Circular
➢	Teck’s Supplemental Mailing List Return Card

2.
I understand and agree that Teck will notify me when a document which I am entitled to receive is available on their website www.teck.com once Teck has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as Teck may determine.

3.	I acknowledge that access to the Internet and e-mail is required for me to access a document electronically and I confirm that I have such access.

4.	I understand and agree that:

➢	Any e-mail notice or other notification will not contain an actual document
➢
Any e-mail notice or other notification will contain Teck's website address (or a hyperlink) identifying where a document is located. By entering Teck’s that website address into my web browser, I can access, view, download, and print a document from my computer

➢
The system requirements to view and download a document will be specified in Teck’s website; currently a document distributed electronically will be in Adobe's Portable Document Format (PDF) the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe's web site at www.adobe.com

5.
I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling Teck at 604-699-4000 or sending Teck an e-mail to info@teck.com or by sending a request in writing by mail to Teck Resources Limited, Suite 3300 - 550 Burrard Street, Vancouver, B.C., V6C 0B3.

6.	I understand and agree that:

➢	At any time and without giving me advance notice, Teck may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me
➢	If a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me, and
➢	If my e-mail address is found to be invalid, a paper copy of the document will be mailed to me.

7.	I understand that Teck will maintain, on its website, any document sent to me electronically, for at least 6 months from the date of posting to the website.

8.
I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying Teck by telephone: 604-699-4000, email: info@teck.com, or mail: Suite 3300 - 550 Burrard Street, Vancouver, B.C., V6C 0B3. I understand that if I change my e-mail address or revoke or modify my consent, I must notify Teck and they must actually receive and acknowledge my notification for my request to be effective.

9.	I understand that I am not required to consent to electronic delivery.

I am a security holder of Teck Resources Limited. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

Notice of Annual and Special Meeting of Shareholders
of Teck Resources Limited
When:	Where:
Tuesday, April 21, 2020	MacKenzie Room, Fairmont Waterfront Hotel
12:00 p.m. (local time)	900 Canada Place Way, Vancouver, BC

At the annual and special Meeting (the “Meeting”), shareholders will be asked to:
1)	receive the consolidated financial statements for the year ended December 31, 2019 and the auditor’s report thereon;
2)	elect 12 directors;
3)	appoint PricewaterhouseCoopers LLP as auditor;
4)	vote on an advisory resolution with respect to Teck’s approach to executive compensation;
5)
vote on a resolution to amend Teck’s 2010 Stock Option Plan to increase the number of Class B subordinate voting shares reserved for issuance thereunder and to ratify the grant of an aggregate of 18,000,000 stock options issued thereunder; and

6)	consider any other business that may properly come before the Meeting.
You can read about each item of business starting on page 1 of the management proxy circular (the “Circular”), which also has information on voting and about our directors, governance and compensation.
You have the right to vote if you were a Teck shareholder as of the close of business on February 28, 2020.
Your vote is important.  If you are unable to attend the Meeting, you are encouraged to vote by proxy.  To ensure your vote is counted, your proxy must be received by our transfer agent, AST Trust Company (Canada) (“AST”) by 12:00 p.m. (PDT) on Friday, April 17, 2020 (the “Proxy Deadline”).  Detailed voting instructions for registered and non-registered shareholders begins on page 5 of the Circular.
Notice-and-Access
We are using notice-and-access procedures to deliver our meeting materials to registered and beneficial shareholders. You are receiving this notice with information on how you can access the Circular electronically, along with a proxy – or, in the case of non-registered shareholders, a voting instruction form – for use in voting at the Meeting or submitting your voting instructions.  Shareholders with existing instructions on their account to receive paper material will receive paper copies of Meeting materials.
The Circular, proxy, and 2019 annual report are available on our website at www.Teck.com/reports and will remain on the website for at least one full year.  You can also access the Meeting materials, financial statements and management’s discussion and analysis under Teck’s name at www.sedar.com and www.sec.gov/edgar.
The Circular contains important information about Teck and the Meeting. We encourage you to review it prior to voting.
Requests for paper materials should be received at least 7 business days in advance of the Proxy Deadline in order to receive the meeting materials on time.
Have questions about Notice-and-Access or want to obtain free paper copies?

Registered shareholders:
Email: fulfilment@astfinancial.com
Phone: 1 888 433 6443

Non-registered shareholders:
Phone: 1 855 887 2244

Not sure if you’re a registered shareholder? See page 7 for more information.

By order of the Board of Directors,

“Amanda Robinson”

Corporate Secretary and Legal Counsel
February 28, 2020